2024 ANNUAL REPORT

OneMain Holdings, Inc.

A message from the CEO to our shareholders and friends.



Dear Shareholders,

In 2024, OneMain made significant progress across our core business and growth initiatives. We met or exceeded the expectations we laid out for investors at the start of the year, demonstrating once again the strength and resilience of our business model and our ability to navigate through economic cycles while remaining steadfast in our mission. We continue to be the lender of choice for the nonprime consumer, and the momentum we've built this past year positions us well to deliver strong, long-term shareholder value through any economic environment.

We ended the year with $685 million in capital generation[1]—an achievement that reflects our ability to grow revenues with a disciplined focus on credit, cost efficiency, and customer service. We expect 2024 to mark the bottom of this cycle, and we enter 2025 with careful optimism toward a trajectory of increasing earnings and capital generation.

Our business is built on a foundation of staying close to our customers, rigorous credit and balance sheet management, and decades of proprietary data and experience serving hardworking Americans. In 2024, we served 3.4 million customers, grew originations in our personal loan business, expanded our credit card[2] and auto finance products, and delivered solid growth in receivables,[3] which increased 11% to $24.7 billion.

Our personal loan business continues to be the primary financial engine of OneMain. We refined our credit models with new data sources and advanced analytics, enhanced our branch and digital experiences, and launched new offerings such as credit card-to-loan cross-marketing in our mobile app. During the year we maintained a conservative credit posture, but innovations like these are delivering results and positioning us for continued great performance.

We also advanced our multi-product platform. In auto finance, we completed the acquisition of Foursight Capital, giving us new capabilities and a stronger position with both franchise and independent dealers. Our auto finance receivables[4] grew to $2.4 billion, with credit performance outperforming comparable industry benchmarks. In credit cards, we grew our portfolio to more than 780,000 accounts and $640 million in receivables, while continuing to improve the digital experience for our customers and drive operating efficiency. We remain disciplined in scaling these businesses and believe they will be meaningful drivers of long-term growth.

Our balance sheet remains a critical strategic differentiator. We raised $3.9 billion in funding during the year—including $2.4 billion in high yield bonds and $1.1 billion in 7-year secured funding—and expanded our whole loan sale program. Our funding strategy, with



INCREASE IN CUSTOMER ACCOUNTS

| 2023 | 3.0 million |
| 2024 | 3.4 million |

GROWTH IN MANAGED RECEIVABLES[5]

| 2023 | $22.2 billion |
| 2024 | $24.7 billion |

1 Capital generation, a non-GAAP measure, is a key performance measure of our segment. Capital generation represents pretax capital generation (non-GAAP) and assumes an estimated income tax rate of 25%. See OneMain Holdings, Inc. Annual Report on Form 10-K for year ended December 31, 2024 for reconciliation of pretax capital generation.

2 BrightWay® is a registered trademark of OneMain Financial Holdings, LLC. BrightWay credit cards are issued by WebBank.

3 Receivables refers to Managed Receivables, which includes C&I net finance receivables, finance receivables serviced for our whole loan sale partners and auto finance loans originated by third parties.

4 Auto finance receivables refers to Managed Receivables for our auto finance product which includes our auto finance C&I net finance receivables, auto finance receivables serviced for our whole loan sale partners and auto finance loans originated by third parties.

5 Managed Receivables, which includes C&I net finance receivables, finance receivables serviced for our whole loan sale partners and auto finance loans originated by third parties.



diversified funding sources and staggered maturities, combined with our strong liquidity position, allows us to weather a wide range of market environments.

We also remain committed to supporting our customers' financial well-being and the communities where we live and work. Trim by OneMain®, our free financial wellness platform, has helped customers save millions of dollars through bill negotiations and subscription cancellations. Our financial education program, Credit Worthy by OneMain Financial®, reached more than 440,000 high school students across more than 4,100 schools since inception, with strong engagement and volunteerism from our team members.

 Our efforts were recognized by *Newsweek* and *TIME*, which named OneMain to their lists of top-performing and most responsible companies in America.

These accolades reflect our commitment to business excellence, innovation, and doing right by our customers and employees.

Looking to 2025, our priorities remain clear. We will carefully manage the business and closely monitor the health of the nonprime consumer given the backdrop of continued uncertainty in the macroeconomic environment. We have the advantage of a world-class team, disciplined execution, unparalleled credit management, and a fortress balance sheet to position us well to outperform during uncertain times.

Our capital allocation strategy remains unchanged: first, to invest in high-quality loan originations and strategic initiatives that position us well for the long-term; second, to maintain our regular dividend— which at $4.16 per share currently yields around 9%;[6] and third, to deploy any excess capital to share repurchases or strategic opportunities. In 2024, we

6 Yield assumes regular annual dividend of $4.16 over closing share price of $48.88 as of March 31, 2025.

> "Over the last five years, OneMain delivered a cumulative total shareholder return 2.3 times the return on the NYSE Composite Index, 2.3 times the return on the NYSE Financial Sector Index, and 6.0 times our Proxy peer median return."

returned approximately $533 million to shareholders through our dividend and share repurchases.

OneMain today is a fundamentally stronger and more diversified company than just five years ago. We've expanded from a branch-based personal loan provider to an omnichannel, multi-product platform that responsibly serves the financial needs of millions of Americans. We've done this while maintaining best-in-class credit and balance sheet management, expanding our addressable market, and driving strong shareholder returns.

Over the last five years, OneMain delivered a cumulative total shareholder return 2.3 times the return on the NYSE Composite Index, 2.3 times the return on the NYSE Financial Sector Index, and 6.0 times our Proxy peer median return.

I am extremely proud of our company's performance, but none of this would be possible without the dedication of our nearly 9,000 team members. Their hard work and commitment to our customers are what drive our success every day.

Thank you for your continued support.

Sincerely,

Douglas H. Shulman
Chairman & Chief Executive Officer
OneMain Holdings, Inc.

FINANCIAL HIGHLIGHTS[1] ($ in millions, except per share amounts)

CONSOLIDATED DATA	2022	2023	2024
OPERATING DATA:			
Interest income	$4,435	$4,564	*$4,993*
Interest expense	$892	$1,019	*$1,185*
Income before provision for income taxes	$1,155	$840	*$667*
Net income	$872	$641	*$509*
PER SHARE DATA:			
Diluted earnings per share	$7.01	$5.32	*$4.24*
Regular dividends per share	$3.80	$4.00	*$4.12*
BALANCE SHEET DATA:			
Total assets	$22,537	$24,294	*$25,910*
Total shareholders' equity	$3,015	$3,186	*$3,191*

SELECT SEGMENT DATA (NON-GAAP)	2022	2023	2024
CONSUMER & INSURANCE ("C&I") OPERATING DATA[2]:			
Adjusted net income[3]	$904	$655	*$587*
Capital generation[4]	$1,064	$794	*$685*
PER SHARE DATA:			
C&I adjusted diluted earnings per share[5]	$7.27	$5.43	*$4.89*

MANAGED RECEIVABLES[6]



2022 — $20,753
2023 — $22,231
2024 — $24,739

1 On January 1, 2023, the Company adopted ASU 2018-12, Financial Services - Insurance: Targeted Improvements to the Accounting for Long-Duration Contracts. In accordance with this standard, the Company has recast its fiscal year 2022 financial information to reflect the effects of the adoption.

2 See OneMain Holdings, Inc. Annual Report on Form 10-K for year ended December 31, 2024, for reconciliations of the following non-GAAP measures: C&I adjusted pretax income and pretax capital generation.

3 C&I adjusted net income, a non-GAAP measure, represents C&I adjusted pretax income and assumes an estimated income tax rate of 25%.

4 Capital generation, a non-GAAP financial measure, is a key performance measure of our segment. Capital generation represents pretax capital generation and assumes an estimated income tax rate of 25%.

5 C&I adjusted diluted earnings per share is calculated as C&I adjusted net income (non-GAAP) divided by the weighted average number of diluted shares outstanding.

6 Managed Receivables includes C&I net finance receivables, finance receivables serviced for our whole loan sale partners and auto finance loans originated by third parties.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number

001-36129 (OneMain Holdings, Inc.)
001-06155 (OneMain Finance Corporation)

ONEMAIN HOLDINGS, INC.
ONEMAIN FINANCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (OneMain Holdings, Inc.)	**27-3379612**
Indiana (OneMain Finance Corporation)	**35-0416090**
(State of incorporation)	(I.R.S. Employer Identification No.)

601 N.W. Second Street, Evansville, IN 47708
(Address of principal executive offices) (Zip code)

(812) 424-8031
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

OneMain Holdings, Inc.:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**OMF**	**New York Stock Exchange**

OneMain Finance Corporation: None

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

OneMain Holdings, Inc.	Yes ☑	No ☐
OneMain Finance Corporation	Yes ☑	No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

OneMain Holdings, Inc.	Yes ☐	No ☑
OneMain Finance Corporation	Yes ☐	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

OneMain Holdings, Inc.	Yes ☑	No ☐
OneMain Finance Corporation	Yes ☑	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

OneMain Holdings, Inc.   Yes ☑ No ☐
OneMain Finance Corporation   Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

OneMain Holdings, Inc.:

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

OneMain Finance Corporation:

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

OneMain Holdings, Inc.   ☐
OneMain Finance Corporation   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

OneMain Holdings, Inc.   ☑
OneMain Finance Corporation   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by checkmark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

OneMain Holdings, Inc.   ☐
OneMain Finance Corporation   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

OneMain Holdings, Inc.   ☐
OneMain Finance Corporation   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

OneMain Holdings, Inc.   Yes ☐ No ☑
OneMain Finance Corporation   Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity of OneMain Holdings, Inc. held by non-affiliates as of the close of business on June 30, 2024 was $5,532,276,469. All of OneMain Finance Corporation's common stock is held by OneMain Holdings, Inc.

At January 27, 2025, there were 119,368,020 shares of OneMain Holdings, Inc.'s common stock, $0.01 par value, outstanding.
At January 27, 2025, there were 10,160,021 shares of OneMain Finance Corporation's common stock, $0.50 par value, outstanding.

This annual report on Form 10-K ("Annual Report") is a combined report being filed separately by two different registrants: OneMain Holdings, Inc. and OneMain Finance Corporation. OneMain Finance Corporation's equity securities are owned directly by OneMain Holdings, Inc. The information in this Annual Report on Form 10-K is equally applicable to OneMain Holdings, Inc. and OneMain Finance Corporation, except where otherwise indicated. OneMain Finance Corporation meets the conditions set forth in General Instructions I(1)(a) and (b) of Form 10-K and, to the extent applicable, is therefore filing this form with a reduced disclosure format.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13, and 14) of this Annual Report on Form 10-K is incorporated by reference from OneMain Holdings, Inc.'s Definitive Proxy Statement for its 2025 Annual Meeting to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

TABLE OF CONTENTS

GLOSSARY

Terms and abbreviations used in this report are defined below.

Term or Abbreviation	Definition
30-89 Delinquency ratio	net finance receivables 30-89 days past due as a percentage of net finance receivables
401(k) Plan	OneMain 401(k) Plan
ABS	asset-backed securities
Adjusted pretax income (loss)	a non-GAAP financial measure used by management as a key performance measure of our segment
AHL	American Health and Life Insurance Company, an insurance subsidiary of OneMain Financial Holdings, LLC
Annual Report	this Annual Report on Form 10-K of OMH and OMFC for the fiscal year ended December 31, 2024, filed with the SEC on February 7, 2025
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
ASU 2022-02	The accounting standard issued by FASB in March of 2022, Financial Instruments - Credit Losses: *Troubled Debt Restructurings and Vintage Disclosures*
Auto finance	financing at the point of purchase through a network of auto dealerships
Average daily debt balance	average of debt for each day in the period
Average net receivables	average of net finance receivables for each day in the period
Bps	basis points
Base Indenture	indenture, dated as of December 3, 2014, by and between OMFC and Wilmington Trust, National Association, as trustee, and guaranteed by OMH
Board	the OMH Board of Directors
C&I	Consumer and Insurance
CDO	collateralized debt obligations
CEO	chief executive officer
CFO	chief financial officer
CFPB	Consumer Financial Protection Bureau
CISO	chief information security officer
CMBS	commercial mortgage-backed securities
Compensation Committee	the committee of the OMH Board of Directors, which oversees OMH's compensation programs
Consumer loans	consist of Personal loans and Auto finance
CTO	chief technology officer
Dodd-Frank Act	the Dodd-Frank Wall Street Reform and Consumer Protection Act
DOI	Department of Insurance
ERISA	Employee Retirement Income Security Act of 1974
ESP Plan	OneMain Employee Stock Purchase Plan, effective January 1, 2022
Excess Retirement Income Plan	Springleaf Financial Services Excess Retirement Income Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCRT	Foursight Capital Automobile Receivables Trust
Fixed charge ratio	earnings less income taxes, interest expense, extraordinary items, goodwill impairment, and any amounts related to discontinued operations, divided by the sum of interest expense and any preferred dividends
Foursight	Foursight Capital LLC
Foursight Acquisition	acquisition of Foursight Capital LLC from Jefferies Financial Group, Inc., effective April 1, 2024

Term or Abbreviation	Definition
GAAP	generally accepted accounting principles in the United States of America
GAP	guaranteed asset protection
GLBA	Gramm-Leach-Bliley Act
Gross charge-off ratio	annualized gross charge-offs as a percentage of average net receivables
Gross finance receivables	the unpaid principal balance of our consumer loans, net of unamortized discount or premium. For precompute personal loans, unpaid principal balance is the gross contractual payments less the unaccreted balance of Unearned finance charges. Credit card gross finance receivables equal the unpaid principal balance, billed interest, and fees
Guaranty Agreements	agreements entered into on December 30, 2013 by OMH whereby it agreed to fully and unconditionally guarantee the payments of principal, premium (if any), and interest on the Unsecured Notes
Indenture	the Base Indenture, together with all subsequent Supplemental Indentures
Investment Company Act	Investment Company Act of 1940
IRS	Internal Revenue Service
Junior Subordinated Debenture	$350 million aggregate principal amount of 60-year junior subordinated debt issued by OMFC under an indenture dated January 22, 2007, by and between OMFC and Deutsche Bank Trust Company, as trustee, and guaranteed by OMH
KBRA	Kroll Bond Rating Agency, Inc.
LIBOR	London Interbank Offered Rate
Managed receivables	consist of our C&I net finance receivables, finance receivables serviced for our whole loan sale partners and auto finance loans originated by third parties
Military Lending Act	governs certain consumer lending to active-duty service members and covered dependents and limits, among other things, the interest rate that may be charged
MITRE ATT&CK	Adversarial Tactics, Techniques and Common Knowledge; a framework, set of data matrices, and assessment tool developed by MITRE Corporation to help organizations understand their security readiness and uncover vulnerabilities in their defenses
Modified finance receivables	finance receivable contractually modified, subsequent to the adoption of ASU 2022-02 on January 1, 2023, as a result of the borrower's financial difficulties
Moody's	Moody's Investors Service, Inc.
NAV	net asset valuation
Net charge-off ratio	annualized net charge-offs as a percentage of average net receivables
Net finance receivables	gross finance receivables plus deferred origination costs. Consumer loans also include accrued finance charges and fees and exclude unearned fees
Net interest income	interest income less interest expense
NIST	National Institute of Standards and Technology
NQDC Plan	OneMain Nonqualified Deferred Compensation Plan, effective January 1, 2022
NYDFS	New York Department of Financial Services
ODART	OneMain Direct Auto Receivables Trust
OMFC	OneMain Finance Corporation
OMFCT	OneMain Financial Credit Card Trust
OMFG	OneMain Financial Group, LLC
OMFH	OneMain Financial Holdings, LLC
OMFIT	OneMain Financial Issuance Trust
OMH	OneMain Holdings, Inc.
Omnibus Plan	OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan, under which equity-based awards are granted to selected management employees, non-employee directors, independent contractors, and consultants
OneMain	OneMain Holdings, Inc. and OneMain Finance Corporation, collectively with their subsidiaries

Term or Abbreviation	Definition
Open accounts	consist of all credit card accounts, except for charged-off accounts and closed accounts with a zero balance as of period end
Other securities	primarily consist of equity securities and those securities for which the fair value option was elected. Other securities recognize unrealized gains and losses in investment revenues
PCD	purchased credit deteriorated
Personal loans	loans secured by titled collateral or unsecured and offered through our branch network, central operations, or digital platform
Pretax capital generation	a non-GAAP financial measure used by management as a key performance measure of our segment, defined as C&I adjusted pretax income (loss) excluding the change in C&I allowance for finance receivable losses
Private Secured Term Funding Facilities	$350 million and $375 million aggregate principal amount of debt collateralized by our personal loans issued on April 25, 2022 and October 24, 2024, respectively
Purchase volume	consists of credit card purchase transactions in the period, including cash advances, net of returns
Recovery ratio	annualized recoveries on net charge-offs as a percentage of average net receivables
RMBS	residential mortgage-backed securities
RSUs	restricted stock units
S&P	S&P Global Ratings
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Segment Accounting Basis	a basis used to report the operating results of our C&I segment and our Other components, which reflects our allocation methodologies for certain costs and excludes the impact of applying purchase accounting
SERP	Supplemental Executive Retirement Plan
SOFR	Secured Overnight Financing Rate
SpringCastle Portfolio	loans the Company previously owned and now services on behalf of a third party
Stockholders Agreement	Amended and Restated Stockholders Agreement dated as of June 25, 2018 between OneMain Holdings, Inc. and OMH Holdings, L.P.
Supplemental Indentures	collectively, the following supplements to the Base Indenture: Sixth Supplemental Indenture, dated as of May 11, 2018; Eighth Supplemental Indenture, dated as of May 9, 2019; Ninth Supplemental Indenture, dated as of November 7, 2019; Eleventh Supplemental Indenture, dated as of December 17, 2020; Twelfth Supplemental Indenture, dated as of June 22, 2021; Thirteenth Supplemental Indenture, dated as of August 11, 2021; Fourteenth Supplemental Indenture, dated June 20, 2023; Fifteenth Supplemental Indenture, dated June 22, 2023; Sixteenth Supplemental Indenture, dated as of December 13, 2023; Seventeenth Supplemental Indenture, dated May 22, 2024; Eighteenth Supplemental Indenture, dated August 19, 2024; and Nineteenth Supplemental Indenture, dated November 4, 2024
Tangible equity	total equity less accumulated other comprehensive income or loss
Tangible managed assets	total assets less goodwill and other intangible assets
TDR finance receivables	troubled debt restructured finance receivables. Debt restructuring, prior to the adoption of ASU 2022-02 on January 1, 2023, in which a concession is granted to the borrower as a result of economic or legal reasons related to the borrower's financial difficulties
Triton	Triton Insurance Company, an insurance subsidiary of OneMain Financial Holdings, LLC
Trust preferred securities	capital securities classified as debt for accounting purposes but due to their terms are afforded, at least in part, equity capital treatment in the calculation of effective leverage by rating agencies
Unearned finance charges	the amount of interest that is capitalized at time of origination on a precompute loan that will be earned over the remaining contractual life of the loan

Term or Abbreviation	Definition
Unencumbered receivables	unencumbered unpaid principal balance of our consumer loans and credit cards. For precompute personal loans, unpaid principal balance is the gross contractual payments less the unaccreted balance of unearned finance charges. Credit card receivables include those in the trust that exceed the minimum for securing advances under credit card variable funding note facilities, which the Company can remove from the trust under the terms of such facilities, and exclude billed interest, fees, and closed accounts with balances
Unsecured corporate revolver	unsecured revolver with a borrowing capacity of $1.1 billion, payable and due on September 6, 2029
Unsecured Notes	the notes, on a senior unsecured basis, issued by OMFC and guaranteed by OMH
VIEs	variable interest entities
VFN	variable funding note
VOBA	value of business acquired
Weighted average interest rate	annualized interest expense as a percentage of average debt
XBRL	eXtensible Business Reporting Language
Yield	annualized finance charges as a percentage of average net receivables

Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, but instead represent only management's current beliefs regarding future events. By their nature, forward-looking statements are subject to risks, uncertainties, assumptions, and other important factors that may cause actual results, performance, or achievements to differ materially from those expressed in or implied by such forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events or the non-occurrence of anticipated events, whether as a result of new information, future developments, or otherwise, except as required by law. Forward-looking statements include, without limitation, statements concerning future plans, objectives, goals, projections, strategies, events, or performance, and underlying assumptions and other statements related thereto. Statements preceded by, followed by or that otherwise include the words "anticipates," "appears," "assumes," "believes," "can," "continues," "could," "estimates," "expects," "forecasts," "foresees," "goals," "intends," "likely," "objective," "plans," "projects," "target," "trend," "remains," and similar expressions or future or conditional verbs such as "could," "may," "might," "should," "will," or "would" are intended to identify forward-looking statements, but these words are not the exclusive means of identifying forward-looking statements. Important factors that could cause actual results, performance, or achievements to differ materially from those expressed in or implied by forward-looking statements include, without limitation, the following:

- adverse changes and volatility in general economic conditions, including the interest rate environment and the financial markets;

- the sufficiency of our allowance for finance receivable losses;

- increased levels of unemployment and personal bankruptcies;

- the current inflationary environment and related trends affecting our customers;

- natural or accidental events such as earthquakes, hurricanes, pandemics, floods, or wildfires affecting our customers, collateral, or our facilities;

- a failure in or breach of our information, operational or security systems, or infrastructure or those of third parties, including as a result of cyber incidents, war, or other disruptions;

- the adequacy of our credit risk scoring models;

- geopolitical risks, including recent geopolitical actions outside the U.S.;

- adverse changes in our ability to attract and retain employees or key executives;

- increased competition or adverse changes in customer responsiveness to our distribution channels or products;

- changes in federal, state, or local laws, regulations, or regulatory policies and practices or increased regulatory scrutiny of our business or industry;

- risks associated with our insurance operations;

- the costs and effects of any actual or alleged violations of any federal, state, or local laws, rules or regulations;

- the costs and effects of any fines, penalties, judgments, decrees, orders, inquiries, investigations, subpoenas, or enforcement or other proceedings of any governmental or quasi-governmental agency or authority;

- our substantial indebtedness and our continued ability to access the capital markets and maintain adequate current sources of funds to satisfy our cash flow requirements;

- our ability to comply with all of our covenants; and

- the effects of any downgrade of our debt ratings by credit rating agencies.

We also direct readers to the other risks and uncertainties discussed in Part I - Item 1A. "Risk Factors" of this report and in other documents we file with the SEC.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. You should specifically consider the factors identified in this report and in the documents we file with the SEC that could cause actual results to differ before making an investment decision to purchase our securities and should not place undue reliance on any of our forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

PART I

Item 1. Business.

BUSINESS OVERVIEW

This report combines the Annual Reports on Form 10-K for the year ended December 31, 2024 for OneMain Holdings, Inc. ("OMH"), a publicly held financial service holding company, and its wholly owned direct subsidiary, OneMain Finance Corporation ("OMFC"). OMFC is the issuing entity of our outstanding public debt securities and all of OMFC's common stock is owned by OMH. The information in this combined report is equally applicable to OMH and OMFC, except where otherwise indicated. OMH and OMFC are referred to in this report, collectively with their subsidiaries, whether directly or indirectly owned, as "the Company," "OneMain," "we," "us," or "our."

As one of the nation's leaders in offering nonprime consumers responsible access to credit, we:

- offer responsible personal loan products;
- offer secured auto financing at the point of purchase;
- offer credit card products;
- offer optional products;
- offer a customer-focused financial wellness platform (Trim by OneMain);
- service loans owned by us and third parties;
- pursue strategic acquisitions and dispositions of assets and businesses; and
- may establish joint ventures or enter into other strategic alliances.

We provide origination, underwriting, and servicing of consumer loans, consisting of personal loans and auto finance. In addition, we offer two credit cards, BrightWay and BrightWay+, through a third-party bank partner from which we purchase the receivable balances. We believe we are well positioned for future growth with an experienced management team, proven access to the capital markets, and strong demand for consumer credit. At December 31, 2024, we had $23.6 billion of finance receivables due from approximately 3.3 million customer accounts. We service the loans that we retain on our balance sheet, as well as loans owned by third parties. At December 31, 2024, we had $24.7 billion of managed receivables due from approximately 3.4 million customer accounts.

Our branch network of more than 1,300 locations is staffed by experienced loan specialists. This network is complemented by our digital lending and servicing capabilities, central operations staff and our network of franchise and independent auto dealerships. Together, these resources allow us to operate in 47 states and serve more customers through their preferred channel, such as in person, digitally, and over the phone.

INDUSTRY AND MARKET OVERVIEW

We operate in the consumer finance industry serving consumers who typically have limited access to credit from banks, credit card companies, and other lenders. Using third party market data as of December 2024 and internally aligning to our current product offerings, we estimate U.S. nonprime consumers collectively have approximately $1.3 trillion of outstanding borrowings in the form of personal loans, auto loans and leases, and credit cards. We believe this large market provides us with an attractive growth opportunity.

Our national branch network and digital platform, combined with our central operations and our network of auto dealerships, provide the opportunity for the Company to serve this market efficiently and responsibly. Our auto finance and credit card offerings continue to deepen our existing customer relationships, attract new customers, and further our vision to become the lender of choice for nonprime consumers. We believe we are well-positioned to capitalize on the significant growth and expansion opportunity within our industry. See also "Competition" included in this report.

SEGMENT

Consumer and Insurance

At December 31, 2024, Consumer and Insurance ("C&I") was our only reportable segment. We originate and service personal loans and auto finance loans, offer credit cards, and provide optional credit and non-credit insurance and other optional products through our branch and central operations, as well as our digital platform. Consumer loan origination and servicing, credit cards, and insurance products form the core of our operations.

Our insurance business is conducted through our wholly owned insurance subsidiaries, American Health and Life Insurance Company ("AHL") and Triton Insurance Company ("Triton"). AHL is a life and health insurance company licensed in 49 states, the District of Columbia, and Canada to write credit life, credit disability, and non-credit insurance products. Triton is a property and casualty insurance company licensed in 50 states, the District of Columbia, and Canada to write credit involuntary unemployment, credit disability, and collateral protection insurance. See Note 11 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for further information on our insurance business.

Products and Services. We offer personal loans through our branch network, central operations, digital affiliates, and our website, *www.onemainfinancial.com*, to consumers who need timely access to cash. Our personal loans are non-revolving, with a fixed rate, have fixed terms generally between three and six years, and are secured by automobiles, other titled collateral, or are unsecured. Our loans have no pre-payment penalties.

Auto finance includes automobile retail installment contracts originated at the point of purchase through a growing network of franchise and independent dealerships. Auto finance loans are non-revolving, with a fixed rate, have fixed terms generally between three and six years, and are secured by automobiles.

BrightWay and BrightWay+ credit cards originate through a third-party bank partner from which we purchase the receivable balances. The credit cards are offered through our branch network, direct mail, our digital affiliates, and our website. Credit cards are open-ended, revolving, with a fixed rate, and are unsecured.

We also offer optional credit insurance products to our customers, including credit life insurance, credit disability insurance, and credit involuntary unemployment insurance. Credit life insurance insures the borrower's life, paying the outstanding finance receivable upon the borrower's death. Credit disability insurance provides scheduled monthly loan payments during borrower's disability, while credit involuntary unemployment insurance provides scheduled monthly loan payments during involuntary unemployment. Our other optional products primarily consist of traditional term life policies, optional membership plans from an unaffiliated company and Guaranteed Asset Protection ("GAP") coverage, to cover the shortfall between the customer's auto loan balance and the payment amount made by the customer's primary auto insurance.

We require collateral protection insurance, at the customer's expense, when they fail to maintain required insurance on property pledged as collateral for the finance receivable.

We provide our customers financial wellness tools, free of charge. Trim by OneMain is a financial wellness platform intended to help improve our customers' financial well-being. Some of the features currently offered include bill negotiation, subscription management, budgeting, and spend tracking.

Customer Development. We staff each of our branch locations with local well-trained personnel, including professionals who have significant experience in the industry. Our business benefits from an origination and servicing process that leverages our local community presence. Our customers often develop a relationship with their local office representatives, which we believe not only improves the credit performance of our personal loans but also improves customer loyalty and the longer-term relationship.

We solicit customers through a variety of channels, including but not limited to direct mail offers, affiliate partners, our network of auto dealerships, targeted online advertising, search engines, and e-mail. We use proprietary modeling that utilizes our existing data and experience, along with data purchased from credit bureaus and alternative data providers, to acquire and develop new and profitable customer relationships.

Our digital platform allows current and prospective customers the ability to apply for and close a personal loan or credit card online. Our digital user experience includes video, chat, and co-browsing with customers. These tools simplify and optimize the customer experience.

Our applications, regardless of whether they are completed in person, over the phone, or online, go through our best-in-class underwriting, including processes such as an ability-to-pay assessment, monthly budgeting, income verification, and central automated credit decisioning. Our goal is to continue to improve the way we serve our customers and extend responsible credit, so customers are able to repay their loans.

Credit Risk. Credit quality is driven by our long-standing underwriting philosophy, which considers a prospective customer's willingness and capacity to repay the loan. We use credit risk scoring models at the time of the credit application to assess the applicant's likelihood of repaying the loan. We develop these models using numerous factors, including past customer credit repayment experience, application data, and alternative data sources, while periodically revalidating these models based on recent portfolio performance. Our underwriting process for our personal loans includes an assessment of the applicant's income and expenses to ensure he or she has the capacity to repay the loan. For all secured consumer loans, we obtain a security interest in titled property.

Our customers are primarily considered nonprime and therefore a higher credit risk, who often require significantly higher levels of servicing than prime customers. As a result, we generally charge these customers higher interest rates. If a customer is experiencing a temporary financial hardship, we may extend the opportunity of a deferment and bring the customer current. In such cases, we evaluate the borrower's financial situation to ensure that it is temporary and whether the deferment will solve the customer's ability to resume monthly payments. If we believe the borrower's financial difficulties are not temporary, the account is evaluated for other methods of borrower assistance, such as modification of loan terms. A re-age may also be offered to assist delinquent customers who have experienced financial difficulties but have demonstrated both an ability and a willingness to repay their loan. After the re-age, the customer's account status is brought current.

Account Servicing. Account servicing and collections for our finance receivables are handled at the branch location, in our central servicing facilities, through our digital platform, or through third-party servicers. Servicing and collection activity is conducted and documented on systems that log and maintain a permanent record of all transactions and may also be used to assess a customer's future application.

CENTRAL OPERATIONS

We continually seek to identify functions that could be more effective if centralized to achieve reduced costs or free our lending specialists to service our customers and market our products. Our central operational functions support the following:

- soliciting business;
- processing payments;
- originating consumer loans;
- issuing and servicing optional products;
- servicing of delinquent consumer loans;
- managing bankruptcy process for loans in Chapter 7, 11, and 13 proceedings;
- managing litigation requests with delinquent borrowers;
- tracking collateral protection insurance;
- repossessing and re-marketing of titled collateral;
- supervising sales and retention of customers; and
- managing charge-off recovery operations.

We currently have central servicing facilities in Mendota Heights, Minnesota; Tempe, Arizona; London, Kentucky; Evansville, Indiana; Fort Mill, South Carolina; Fort Worth, Texas; and Salt Lake City, Utah. In addition, we utilize third-party service providers for staff augmentation. These third parties are located in multiple locations, the selection of which is completed based on services and skills available, cost, and business need.

We believe these facilities position us for further expansion and growth.

OPERATIONAL CONTROLS

We continuously strive to strengthen our system of internal controls to ensure compliance with laws, rules, and regulations, and to improve the oversight of our operations. We evaluate internal systems, processes, and controls to mitigate operational risk and control and monitor our businesses through a variety of methods including the following:

- our operational policies and procedures that standardize various aspects of lending and collections;
- our finance receivable systems control loan size, interest rates, maturity dates, and fees of our customers' accounts; create loan documents specific to the state in which the branch location operates or to the customer's location if the loan is made electronically through our central operations; and control cash receipts and disbursements;
- our accounting personnel reconcile bank accounts, investigate discrepancies, and resolve differences;
- our credit risk management system reports allow us to track individual branch location performance and to monitor lending and collection activities;
- our cybersecurity incident response plan establishes a team that responds to cybersecurity incidents by identifying, evaluating, investigating, resolving, and remediating incidents impacting our information and information systems;
- our executive level reporting is available to headquarters and field operations management to review the status of activity through the close of business of the prior day;
- our branch operations management structure, Regional Quality Coordinators, and Compliance Field Examination teams are designed to oversee a large, decentralized organization with succeeding levels of supervision and are staffed with experienced personnel;
- our branch and central operations compensation plans are based on credit quality and compliance, and are regularly reviewed for consistency with overall corporate goals and customer service;
- our compliance department assesses our compliance with applicable federal and state laws and regulations and our internal policies and procedures; oversees training to ensure team members have an understanding of such laws, regulations, policies, and procedures that impact their job responsibilities; and manages our regulatory examination process;
- our Executive Office of Customer Care maintains our consumer complaint resolution and reporting process; and
- our internal audit department audits our business for adherence to operational policies and procedures, and compliance with federal and state laws and regulations.

PRIVACY, DATA PROTECTION, AND CYBERSECURITY

Regulatory and legislative activity in the areas of privacy, data protection, and cybersecurity continues to increase worldwide. We have established policies and practices that provide a framework for compliance with applicable privacy, data protection, and cybersecurity laws and work to meet evolving customer expectations. Our regulators are increasingly focused on the adequacy of these policies and practices, including with respect to providing consumers with choices about how we use and share their personal information, and the processes we take to safeguard their personal information and account access.

Our consumer businesses are subject to the privacy, disclosure, and safeguarding provisions of the Gramm-Leach-Bliley Act ("GLBA") and Regulation P, which implements the GLBA. Among other things, the GLBA imposes certain limitations on our ability to share customers' nonpublic personal information with nonaffiliated third parties and, pursuant to the Federal Trade Commission's Safeguards Rule, requires us to develop, implement, and maintain a written comprehensive cybersecurity program containing safeguards that are appropriate to the size and complexity of our business, the nature and scope of our activities, and the sensitivity of customer information that we process. In December 2021 and October 2023, the Federal Trade Commission published amendments to its Safeguards Rule that prescribe more specific administrative and technical requirements for a financial institution's cybersecurity program. Various states also have adopted, or are in the process of adopting, laws, rules, and regulations pertaining to privacy and/or cybersecurity that may be as, or more stringent and expansive than federal requirements. These state laws include, but are not limited to, the California Consumer Privacy Act (as amended by the California Privacy Rights Act of 2020), the Oregon Consumer Privacy Act, the Minnesota Consumer Data Privacy Act, and the New York Department of Financial Services ("NYDFS") Cybersecurity Regulation. Certain of these requirements may apply to the personal information of our employees and business partners, as well as to our customers. Various U.S. federal, state, and territory regulators have also enacted, or are in the process of enacting, data security breach notification requirements that are applicable to us.

For further discussion on our cybersecurity risk management and strategy, see "Cybersecurity" in Part I - Item 1C. included in this report.

REGULATION

Federal Laws

Various federal laws and regulations govern credit origination, servicing, and collections, including:

- the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") (which, among other things, created the Consumer Finance Protection Bureau ("CFPB"));
- the Equal Credit Opportunity Act (which, among other things, prohibits discrimination against creditworthy applicants) and Regulation B, which implements this statute;
- the Fair Credit Reporting Act (which, among other things, governs the use of credit bureau reports and reporting information to credit bureaus) and Regulation V, which implements this statute;
- the Truth in Lending Act (which, among other things, governs disclosure of applicable charges and other terms of consumer credit) and Regulation Z, which implements this statute;
- the Fair Debt Collection Practices Act (which, among other things, governs practices in collecting certain debts) and Regulation F, which implements this statute;
- the Gramm-Leach-Bliley Act (which, among other things, governs the handling of personal financial information) and Regulation P, which implements this statute;
- the Military Lending Act (which, among other things, governs certain consumer lending to active-duty military servicemembers and their spouses and covered dependents, and limits the interest rate and certain fees, charges and premium they may be charged on certain loans);
- the Servicemembers Civil Relief Act (which, among other things, can impose limitations on the interest rate and the servicer's ability to collect on a loan originated with an obligor who is on active-duty status and up to nine months thereafter);
- the Real Estate Settlement Procedures Act (which regulates the making and servicing of closed end residential mortgage loans) and Regulation X, which implements this statute;
- the Federal Trade Commission's Consumer Claims and Defenses Rule, also known as the "Holder in Due Course" Rule (which, among other things, allows a consumer to assert, against the assignees of certain credit contracts, certain claims that the consumer may have against the originator of the credit contracts); and
- the Federal Trade Commission Act (which, among other things, prohibits unfair and deceptive acts and practices).

The Dodd-Frank Act and the regulations promulgated thereunder have affected and are likely in the future to affect our operations in terms of increased oversight of financial services products by the CFPB and the imposition of restrictions on the terms of certain loans. Among regulations the CFPB has promulgated are mortgage servicing regulations that are applicable to the remaining real estate loan portfolio serviced by or for OneMain. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the protections established in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive, and abusive acts and practices. In addition, under the Dodd-Frank Act, securitizations of loan portfolios are subject to certain restrictions and additional requirements, including requirements that the originator retain a portion of the credit risk of the securities sold and the reporting of buyback requests from investors. We also utilize third-party debt collectors and will continue to be responsible for oversight of their procedures and controls, as they pertain to our collection activities.

The CFPB has supervisory authority with respect to various federal consumer protection laws for some providers of consumer financial products and services, such as nonbanks, regardless of size, in certain specific markets, such as mortgage companies (including mortgage originators, brokers, and servicers).

The Dodd-Frank Act also gives the CFPB supervisory authority over entities that are designated as "larger participants" in certain financial services markets, including the auto financing market. Starting in 2023, the CFPB has exercised supervisory authority over the Company's entire consumer finance business as a result of the Company's status as a "larger participant" in the auto financing market.

The investigation and enforcement provisions of Title X of the Dodd-Frank Act may adversely affect our business if the CFPB or one or more state attorneys general or state regulators believe that we have violated any federal consumer financial protection laws, including the prohibition in Title X against unfair, deceptive, or abusive acts or practices. The CFPB is authorized to conduct investigations to determine whether any person is engaging in, or has engaged in, conduct that violates federal consumer financial protection laws, and to initiate enforcement actions for such violations, regardless of its direct supervisory authority. Investigations may be conducted jointly with other regulators. The CFPB has the authority to impose monetary penalties for violations of federal consumer financial laws, require remediation of practices, and pursue administrative proceedings or litigation for violations of federal consumer financial laws (including the CFPB's own rules). In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties for violations of law, as well as reckless or knowing violations of federal consumer financial laws (including the CFPB's own rules). Also, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions against state-chartered companies, among others, for enforcement of the provisions of Title X of the Dodd-Frank Act, including CFPB regulations issued under Title X, and to secure remedies provided under Title X or other law.

The Dodd-Frank Act also requires that a securitizer generally retain not less than 5% of the credit risk for certain types of securitized assets that are created, transferred, sold, or conveyed through issuance of asset-backed securities with an exception for securitizations that are wholly composed of "qualified residential mortgages." The risk retention requirement has reduced the amount of financing typically obtained from our securitization transactions and has imposed compliance costs on our securitizations and costs with respect to certain of our financing transactions. With respect to each financing transaction that is subject to the risk retention requirements of the Dodd-Frank Act, we either retain at least 5% of the balance of each such class of debt obligations and at least 5% of the residual interest in each related VIE or retain at least 5% of the fair value of all ABS interests (as defined in the risk retention requirements), which is satisfied by retention of the residual interest in each related VIE, which, in each case, collectively, represents at least 5% of the economic interest in the credit risk of the securitized assets in satisfaction of the risk retention requirements.

State Laws

Various state laws and regulations also govern credit originations, servicing, and collections. Many states have laws and regulations that are similar to the federal laws referred to above, but the degree and nature of such laws and regulations vary from state to state. While federal laws preempt similar state laws in some instances, many times compliance with state laws and regulations is still required.

In general, these additional state laws and regulations, under which we conduct a substantial amount of our lending business:

- provide for state licensing and periodic examination of lenders and loan originators, including state laws adopted or amended to comply with licensing requirements of the federal Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (which, in some states, requires licensing of individuals who perform real estate loan modifications);
- require the filing of reports with regulators and compliance with state regulatory capital requirements;
- impose maximum term, amount, interest rate, and limit other charges;
- create consumer privacy rights and impose obligations on how we collect, process, store, and share certain information, and may require us to notify customers, employees, state attorneys general, regulators, and others in the event of a security breach;
- regulate whether and under what circumstances we may offer optional products in connection with a lending transaction; and
- provide for additional consumer protections.

There is a clear trend of increased state regulation on credit origination, servicing and collection, as well as more detailed reporting, more detailed examinations, and coordination of examinations among the states.

State authorities also regulate and supervise our insurance business. The extent of such regulation varies by product and by state, but relates primarily to the following:

- licensing;
- conduct of business, including marketing and sales practices;
- periodic financial and market conduct examination of the affairs of insurers;

- form and content of required financial reports;
- standards of solvency;
- limitations on the payment of dividends and other affiliate transactions;
- types of products offered;
- approval of policy forms and premium rates;
- formulas used to calculate any unearned premium refund due to an insured customer;
- permissible investments;
- deposits of securities for the benefit of policyholders;
- reserve requirements for unearned premiums, losses, and other purposes; and
- claims processing.

Canadian Laws

The Canadian federal and provincial insurance regulators regulate and supervise the insurance made available to borrowers through a third-party Canadian lender. Its regulation and supervision relate primarily to the following:

- licensing;
- conduct of business, including marketing and sales practices;
- periodic financial and market conduct examination of the affairs of insurers;
- form and content of required financial reports;
- standards of solvency;
- limitations on the payment of dividends and other affiliate transactions;
- types of products offered; and
- reserve requirements for unearned premiums, losses, and other purposes.

COMPETITION

We operate in the consumer lending industry with a focus on serving nonprime consumers through our national branch network, central operations, affiliate partners, network of auto dealerships, online, and over the phone.

There are numerous local, regional, and national competitors that serve non-prime consumers, both within our geographic network and through digital channels, offering similar products and services. Our consumer loans and credit cards compete with offerings from banks, credit unions, non-depository institutions, fintech platforms, auto finance companies, and other credit card issuers. Competition in these markets is primarily driven by customer experience, price, speed and quality of service, flexibility of terms, credit availability, product offerings, and operational capability.

We believe that we possess several competitive strengths that allow us to compete effectively with other lenders in our industry. Our omnichannel operating model combines a branch network rooted in local communities with advanced digital capabilities, offering customers accessible and flexible options. Our national branch network has consistently proven to be a reliable distribution channel, and our addition of Foursight has expanded our network of auto dealerships. Additionally, our extensive data and advanced analytics have supported strong loss performance across economic cycles. Our funding model, which includes a diverse mix of funding sources and a strong liquidity track record, ensures consistent and reliable access to capital to support our operations and strategic initiatives. We also benefit from our deep understanding of local markets and customers. Together with our proprietary underwriting process, sophisticated data analytics and decisioning tools, and proven funding model, we are well positioned to price effectively, manage and monitor risk, and access capital through changing economic conditions.

SEASONALITY

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality" in Part II - Item 7 in this report for discussion of our seasonal trends.

HUMAN CAPITAL

Overview

OneMain is dedicated to providing credit solutions to help hardworking Americans improve their financial well-being by offering products that are designed to be the starting point for their financial stability and growth. As of December 31, 2024, we had approximately 9,000 employees. Our commitment to help our community starts with our own team members. We believe in putting people first with a focus on recruiting, developing, and supporting our team members, and celebrating the communities in which we operate. We believe a broad talent pool and inclusive work environment makes us stronger, helps us fulfill our Company's mission, and connects us with the customers and communities we serve. Finally, we believe that integrity, transparency, and respect are at the heart of our success, and that these ethical values must inform every interaction we have with customers and with each other.

Culture, Talent, and Development

We are dedicated to fostering an inclusive and dynamic environment where team members can thrive both personally and professionally. We strive to recruit, train, and retain outstanding team members who believe in our mission, live our values, and go the extra mile for our customers. Our culture is built on inclusion, collaboration, and continuous growth. This commitment is championed by our Diversity Council, sponsored by our Chief Executive Officer ("CEO") and our Chief Human Resources Officer, and includes leaders from various roles and geographies. The Council drives internal and external initiatives that align with our three pillars: (i) hiring and retaining talent, (ii) talent pipeline and progression, and (iii) creating a culture of inclusion.

We also empower our managers to take responsibility for attracting and retaining high-quality talent, and fostering an environment of respect and inclusivity. To support these goals, we partner with organizations such as the Veteran Job Mission and Direct Employers Association to broaden our workforce reach. All leaders and team members receive training to promote a respectful and inclusive work environment. Our annual Employee Engagement Survey provides team members with the opportunity to share candid feedback, with a 90% participation rate in 2024. This input helps us measure engagement and enhance the workplace experience.

We believe that motivated and engaged team members drive innovation, collaboration, and excellent customer experience. OneMain provides team members with the tools, training, and opportunities to grow their careers. From personalized goal setting and coaching to leadership development programs, we invest in our people at every level. Our robust development initiatives include Continuing Professional Education, Women's Leadership Development, Diverse Talent Leadership, and allyship training for managers. Additionally, our virtual Day of Inclusion events further our commitment to fostering a culture where everyone feels valued and supported.

By prioritizing talent development and an inclusive culture, we remain competitive in attracting and retaining exceptional team members while ensuring our customers receive best-in-class service. Our people are our most valuable assets, and we are committed to helping them succeed. OneMain's 2023 U.S. Equal Employment Opportunity ("EEO-1") Report is available on our Investor Relations website, further demonstrating our accountability and transparency.

Compensation and Benefits

We offer a total rewards package, which includes competitive compensation, incentives, and comprehensive benefits that will attract, retain, and motivate talent within our organization. Our compensation and benefits package includes competitive pay, healthcare, retirement benefits, as well as paid time off and holidays, parental leave, disability benefits, military leave, and paid development and volunteer time off, along with other benefits and employee resources.

Human Rights

OneMain recognizes our responsibility to help protect and promote human rights, and we strive to meet our responsibility to respect human rights with our team members, customers, and the communities we serve. A copy of our Human Rights Statement is available on our Investor Relations website.

IMPACT

Our Impact strategy is guided by three priorities reflecting our commitment to social responsibility: building trust and strong relationships with our stakeholders, providing responsible credit solutions, and contributing to our communities through education, financial wellness, and volunteerism.

Our approach to Impact is a natural extension of our mission to continue to support and improve the financial well-being of our customers, communities, and team members. We are mindful of challenges faced by our customers and continue to prioritize offering them support through our borrower assistance programs. We also contributed to support financial literacy, community and economic development, food insecurity, and disaster relief initiatives.

Our Impact Executive Council consists of a diverse group of senior executives, appointed by the CEO, reporting directly to the Nominating and Corporate Governance Committee of the Board on Impact issues. These senior executives each hold responsibility for different Impact workstreams. The increased oversight by these leaders reflects the Company's commitment to monitoring Impact matters and risks for potential effects on the Company and the consumer lending industry, as well as potential opportunities that we may gain through proactive identification of Impact issues.

In August 2024, OMFC issued its second-ever Social Bond, with the net proceeds committed to serving credit-disadvantaged communities around the country. Under OneMain's Social Bond Framework, at least 75% of the loans funded by the Social Bond are allocated to women or minority borrowers. Our social debt issuances reinforce our commitment to financial inclusion and providing underrepresented communities with access to safe, affordable credit. They also provide concrete and measurable funding vehicles to advance the Company's Impact program. Additional information regarding our Social Bonds and Social Bond Framework are available on our Investor Relations website.

As part of our commitment to financial wellness, Credit Worthy by OneMain Financial is a strategic partnership with EVERFI, a global social-impact technology provider, to develop and distribute free, digital financial education to high schools nationwide over eight years. Since program inception, we have delivered the curriculum to more than 4,100 schools and 440,000 students. The curriculum is designed to drive meaningful social impact in communities by teaching high school students about building credit and managing debt. Through interactive classroom sessions, both virtually and in-person, students start early on the path to financial wellness. More than half of the schools using the digital curriculum during the academic year were low-to-moderate income. As part of Credit Worthy by OneMain Financial, we will award up to $550,000 in scholarships.

For additional information regarding our commitments to support our customers, communities, and team members, please refer to our 2023 Impact Report, which is available on our Investor Relations website.

AVAILABLE INFORMATION

OMH and OMFC file annual, quarterly, current reports, and other information with the SEC. OMH also files proxy statements. The SEC's website, *www.sec.gov*, contains these reports and other information that registrants (including OMH and OMFC) file electronically with the SEC.

These reports are also available free of charge through our website, *www.onemainfinancial.com* under "Investor Relations," as soon as reasonably practicable after we file them with, or furnish them to, the SEC.

In addition, OMH's Code of Business Conduct and Ethics (the "Code of Ethics"), Code of Ethics for Principal Executive and Senior Financial Officers (the "Financial Officers' Code of Ethics"), Corporate Governance Guidelines and the charters of the committees of the Board are posted on our website at *www.onemainfinancial.com* under "Investor Relations" and printed copies are available upon request. We intend to disclose any material amendments to or waivers of OMH Code of Ethics and Financial Officers' Code of Ethics requiring disclosure under applicable SEC or NYSE rules on our website within four business days of the date of any such amendment or waiver in lieu of filing a Form 8-K pursuant to Item 5.05 thereof.

The information on, or that is accessible through, our website is not incorporated by reference into this report. The website addresses listed in this Item are provided for the information of the reader and are not intended to be active links.

Item 1A. Risk Factors.

We face a variety of risks that are inherent in our business. In addition to the factors discussed in this report and in other documents we file with the SEC that could adversely affect our businesses, financial condition, and results of operations, new risks may emerge at any time, and we cannot predict those risks or estimate the extent to which they may affect our business or financial performance. Therefore, the risk factors below should not be considered a complete list of potential risks that we may face.

Any risk factor described in this Annual Report on Form 10-K or in any of our other SEC filings could by itself, or together with other factors, materially adversely affect our liquidity, competitive position, business, reputation, results of operations, or financial condition, including by materially increasing our expenses or decreasing our revenues, which could result in material losses.

RISKS RELATED TO OUR BUSINESS

Our financial condition and results of operations and our borrowers' ability to make payments on their loans have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.

Uncertainty and deterioration in general economic conditions in the U.S. and abroad historically have created a difficult operating environment for consumer lending. Many factors, including factors that are beyond our control, may impact our financial condition or results of operations and/or affect our borrowers' willingness or capacity to make payments on their loans. These factors include: unemployment levels, housing markets, energy costs, inflation, and interest rates; events such as natural disasters, acts of war, terrorism, or catastrophes; events that affect our borrowers, such as major medical expenses, divorce, or death; and the quality of any collateral underlying our finance receivables. If we experience a future economic downturn, or if we become affected by other events beyond our control, we may experience increased credit risks, significant reductions in revenues, earnings and cash flows, difficulties accessing capital, and a deterioration in the value of our investments.

Moreover, our customers are primarily nonprime borrowers, who have historically been more likely to be affected, or more severely affected, by adverse macroeconomic conditions than prime borrowers. If a borrower defaults on a finance receivable held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral, if any, and the outstanding principal and accrued but unpaid interest on the finance receivable, which could adversely affect our cash flows from operations. The cost to service our loans may also increase without a corresponding increase in our finance charge income.

We also are exposed to geographic customer concentration risk. An economic downturn or catastrophic event that disproportionately affects certain geographic regions could materially and adversely affect our business, financial condition, and results of operations, including the performance of our finance receivables portfolio. See Note 5 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for quantification of our largest concentrations of net finance receivables.

We cannot give assurance that our policies and procedures for underwriting, processing, and servicing consumer loans or credit cards will adequately adapt to adverse economic or other changes. If we fail to adapt to changing economic conditions or other factors, or if such changes adversely affect our borrowers' willingness or capacity to repay their loans, our financial condition, results of operations, and liquidity would be materially adversely affected.

If our estimates of allowance for finance receivable losses are not adequate to absorb actual losses, our provision for finance receivable losses would increase, which could adversely affect our results of operations.

We maintain an allowance for finance receivable losses, which is a critical accounting estimate and requires us to use significant estimates and assumptions to determine the appropriate level of allowance. To estimate the appropriate level of allowance for finance receivable losses, we consider known and relevant internal and external factors that affect finance receivable collectability, including the total amount of finance receivables outstanding, historical finance receivable delinquency and charge-offs, our current collection patterns, and current and forecasted economic trends. Our methodology for establishing our allowance for finance receivable losses is based on the guidance from Accounting Standards Codification ("ASC") 326, *Financial Instruments – Credit Losses*, which requires us to measure expected credit losses for financial assets at each reporting date. The allowance is primarily based on historical experience, current conditions, and our reasonable and supportable forecast of economic conditions. If customer behavior changes as a result of economic conditions and if we are unable to accurately predict how the unemployment rates, and general economic conditions may affect our allowance for finance receivable losses, our allowance for finance receivable losses may be inadequate. Our allowance for finance receivable losses is an estimate, and if actual finance receivable losses are materially greater than our allowance for finance receivable losses, our results of operations could be adversely affected. Neither state regulators nor federal regulators oversee our allowance for finance receivable losses.

Our valuations may include methodologies, models, estimations, and assumptions that are subject to differing interpretations and could result in changes to financial assets and liabilities that may materially adversely affect our financial condition and results of operations.

We use estimates, assumptions, and judgments when certain financial assets and liabilities are measured and reported at fair value. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices and/or other observable inputs provided by independent third-party sources, when available. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain assets if trading becomes less frequent or market data becomes less observable. In such cases, certain asset valuations may require significant judgment, and may include inputs and assumptions that require greater estimation, including credit quality, liquidity, interest rates, and other relevant inputs. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material adverse effect on our financial condition, results of operations, and liquidity.

Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the creditworthiness of potential borrowers do not adequately identify potential risks, the valuations produced will not adequately represent the risk profile of the borrowers and could result in a riskier finance receivables profile than originally identified. Our risk management policies, procedures, and techniques, including our scoring technology, may not be sufficient to identify all the risks we are exposed to, mitigate the risks we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future. We also face risks due to our remote workforce and digital operations. These risks may not be adequately captured by our existing risk management framework.

Changes in market conditions could adversely affect the rate at which our borrowers prepay their loans and the value of our finance receivables portfolio, as well as increase our financing cost, which could negatively affect our financial condition, results of operations, and liquidity.

Changing market conditions, the availability of credit, the relative economic vitality of the area in which borrowers and their assets are located, changes in tax laws, other opportunities for investment available to our customers, homeowner mobility, and other economic, social, geographic, demographic, and legal factors beyond our control, may affect the rates at which our borrowers prepay their loans. Generally, in situations where prepayment rates have slowed, the weighted-average life of our finance receivables has increased. Any increase in interest rates may further slow the rate of prepayment for our finance receivables, which could adversely affect our liquidity by reducing the cash flows from, and the value of, the finance receivables we hold for sale or utilize as collateral in our secured funding transactions.

Moreover, our finance receivables are fixed-rate and generally decline in value if interest rates increase. As such, if changing market conditions cause interest rates to increase substantially, the value of our finance receivables could decline. Some jurisdictions limit the maximum interest rate that we may charge on a certain population of our loans so we have limited ability to increase the interest rate on our loans made in those jurisdictions. Our yield, as well as our cash flows from operations and results of operations, could be materially and adversely affected if we are unable to increase the interest rates charged on new loans to offset any increases in our cost of funds. Accordingly, any increase in interest rates could negatively affect our financial condition, results of operations, and liquidity.

Changes in market conditions may also impact market interest rates which could increase the amount of interest expense that we pay on our borrowings, and in turn increase our cost of funds and adversely affect our business, results of operations, and financial condition.

We may be required to indemnify or repurchase finance receivables from purchasers of finance receivables that we have sold or securitized, or which we will sell or securitize in the future, if our finance receivables fail to meet certain criteria or characteristics or under other circumstances, which could adversely affect our financial condition, results of operations, and liquidity.

The documents governing our finance receivable sales and securitizations contain provisions that require us to indemnify the purchasers of securitized finance receivables, or to repurchase the affected finance receivables, under certain circumstances. While our sale and securitization documents vary, they generally contain customary provisions that may require us to repurchase finance receivables if there is a breach of representations and warranties concerning the quality and characteristics of the finance receivables and such breach is material and adverse to the purchasers.

Our maximum exposure to repurchases or our indemnification obligations under our representations and warranties could include the current unpaid balance of all finance receivables that we have sold or securitized, and which are not subject to settlement agreements with purchasers.

The risk of loss on the finance receivables that we have securitized is recognized in our allowance for finance receivable losses since all of our loan securitizations are recorded on our balance sheet. If we are required to indemnify purchasers or repurchase finance receivables that we sell or have sold and such indemnification or repurchase results in losses or recognition of losses on securitized finance receivables that exceed our recorded allowance for finance receivable losses associated with our securitizations, this could adversely affect our financial condition, results of operations, and liquidity.

Our business and reputation may be materially impacted by information system failures, cyber-attacks, or network disruptions.

Our business relies heavily on information systems to deliver products and services to our customers and to manage our operations. These systems have encountered, and may in the future encounter, service disruptions due to system, network or software vulnerabilities or failures, security breaches, cyber-attacks, social engineering, ransomware, viruses, accidents, power disruptions, telecommunications failures, acts of terrorism or war, physical or electronic break-ins, or other events, disruptions, or intrusions. In addition, denial-of-service attacks could overwhelm our internet sites, applications, and services and prevent us from adequately serving customers and maintaining our operations. Cyber-attacks, including ransomware, are constantly evolving, increasing the difficulty of detecting, responding to, and successfully defending against them. We also may face heightened risk due to our remote workforce, use of third-party services, and digital operations. Our security measures vary in maturity across the business, and some of our peers may have more mature cybersecurity programs, which could impact our ability to market and sell our products and services. We may fail or be unable to timely detect and patch certain vulnerabilities, including those classified as zero-day vulnerabilities, which may allow unauthorized actors to gain access to and persist in our system environment over long periods of time. Our logs and other forensic evidence also may not provide a complete picture of a cyber-attack. Cyber-attacks can have cascading impacts that unfold with increasing speed across our systems and networks and those of our third-party vendors. System redundancy and other continuity measures may not be effective or adequate, and our business continuity and disaster recovery planning may not be sufficient to adequately address the disruption. These kinds of cyber-attacks and the challenges described herein, or a series of smaller attacks in the aggregate, could impair our ability to offer and process our loans, provide customer service, perform collections or other necessary business activities, and maintain our operations, which could result in a loss of customer business, negative impact to our brand and reputation, subject us to regulatory scrutiny, or expose us to civil litigation and possible financial liability, or otherwise have a material adverse effect on our financial condition and results of operations.

There may be losses or unauthorized access to or releases of confidential information, including personally identifiable information (PII), that could subject us to significant reputational, financial, legal, and operational consequences.

Our operations rely heavily on the secure collection, processing, storage, and transmission of tens of millions of records with confidential customer and other information including, among other things, PII, in our systems and networks, as well as those of third parties. Our branch locations and central servicing centers, as well as our administrative and executive offices, are part of an electronic information network that is designed to permit us to originate and track finance receivables and collections and perform other tasks that are part of our everyday operations. Additionally, due to our remote workforce and digital operations, including our use of third parties and third-party services, our vulnerability to unauthorized access to confidential information may increase.

Network and data security measures, such as encryption, access controls, authentication mechanisms, and other security measures intended to protect our systems and data may not be sufficient and data may be vulnerable to hacking, unauthorized access, employee error (including phishing and social engineering), malfeasance, system error, faulty password management, or other weaknesses that could be exploited. Any failure, interruption, breakdown, noncompliance, or breach in our cybersecurity measures or controls, policies, or procedures could result in reputational harm, disruption of our customer relationships, litigation or regulatory enforcement, or in our inability to originate, process, and service our finance receivable products, any of which could have a material adverse effect on our financial condition, results of operations, and liquidity.

Further, if any of these cybersecurity and operational risks materialize, they could expose us to lawsuits by customers for identity theft or other damages (for example, in the case of a data breach involving PII or misuse of PII), and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations, and liquidity. In addition, regulators may impose penalties and/or require remedial action if they identify areas of noncompliance or weaknesses in our security systems, controls, processes, procedures, and policies, and we may be required to incur significant costs to enhance our cybersecurity program, including to address any vulnerabilities that may be discovered or to remediate the harm caused by any security breaches. In addition, we may share confidential customer information and proprietary information with customers, vendors, service providers, and business partners. The information systems of these third parties may be vulnerable to security breaches and, despite our best efforts, we may not be able to ensure that these third parties have appropriate security controls in place to protect information we share with them. If our confidential information is intercepted, accessed without authorization, destroyed, stolen, misused, or mishandled while in possession of a third-party, it could result in reputational harm to us, loss of customer business, regulatory scrutiny, civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations, and liquidity. Insurance may not be adequate or available to cover losses from such events.

We are also subject to the theft or misuse of physical customer and employee records at our facilities.

Our branch locations and central servicing centers have physical customer records necessary for day-to-day operations that contain confidential information about our customers. We also retain physical records in various storage locations. The loss or theft of customer information from our branch locations, central servicing facilities, or other storage locations could subject us to additional regulatory scrutiny and penalties and could expose us to civil litigation and possible financial liability, which could have a material adverse effect on our financial condition, results of operations, and liquidity. In addition, if we cannot locate original documents (or copies, in some cases) for certain finance receivables, we may not be able to collect on those finance receivables.

Our insurance operations are subject to risks and uncertainties, including claims, catastrophic events, underwriting risks, and dependence on a primary distribution channel.

Insurance claims and policyholder liabilities are difficult to predict and may exceed the related reserves set aside for claims (losses) and associated expenses for claims adjudication (loss adjustment expenses). Additionally, events such as natural disasters, pandemic disease, cybersecurity breaches and other types of catastrophes, and prolonged economic downturns, could adversely affect our financial condition and results of operations. Other risks relating to our insurance operations include changes to laws and regulations applicable to us, as well as changes to the regulatory environment, such as: changes to laws or regulations affecting capital and reserve requirements; frequency and type of regulatory monitoring and reporting; consumer privacy, use of customer data and data security; benefits or loss ratio requirements; insurance producer licensing or appointment requirements; required disclosures to consumers; and collateral protection insurance (i.e., insurance some of our lender companies purchase, at the customer's expense, on that customer's loan collateral for the periods of time the customer fails to adequately, as required by the customer's loan, insure the collateral). Because our customers do not directly agree to the amount charged for collateral protection at the time it is purchased, regulators may in the future prohibit our insurance companies from providing this insurance to our lending operations. Moreover, our insurance companies are predominately dependent on our lending operations as the primary source of business and product distribution. If our lending operations discontinue offering insurance products, our insurance operations would need to find an alternate distribution partner for their products, of which there can be no assurance.

Our use of derivatives exposes us to credit and market risks.

From time to time, we may enter into derivative financial instruments for economic hedging purposes, such as managing our exposure to interest rate risk. By using derivative instruments, we are exposed to credit and market risks, including the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost, default risk, and the risk of insolvency or other inability of the counterparty to a particular derivative financial instrument to perform its obligations.

We may not be able to make technological improvements as quickly as some of our competitors, which could harm our ability to compete and adversely affect our financial condition, results of operations, and liquidity.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors or be successful in marketing these products and services to our existing and new customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to compete and adversely affect our financial condition, results of operations, and liquidity.

If goodwill and other intangible assets become impaired, it could have a negative impact on our profitability.

Goodwill represents the amount of acquisition cost over the fair value of net assets we acquired. If the carrying amount of goodwill and other intangible assets exceeds the fair value, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which the impairments become known. There can be no assurance that our future evaluations of goodwill and other intangible assets will not result in findings of impairments and related write-downs, which may have a material adverse effect on our financial condition and results of operations. See Note 8 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for further information on goodwill and intangible assets.

Damage to our reputation could adversely impact our business and financial results.

Our ability to attract and retain customers and employees is significantly impacted by our reputation. Damage to our reputation can arise as a result of our actions or those of our employees, or as a result of negative public opinion about the financial services industry. Negative public opinion may relate to any aspect of or risk associated with our business, including but not limited to, our lending practices, cybersecurity breaches, failures to safeguard personal information, discriminating or harassing behavior of employees, compensation practices, sales practices, environmental, social, and governance practices and disclosures, or failure or perceived failure to comply with laws or regulations. Negative publicity directed at us could generate dissatisfaction among our customers and employees. We cannot give assurance that our policies and procedures will be fully effective in preventing conduct that could damage our reputation. Furthermore, our actual or perceived failure to address or prevent any such conduct or otherwise to effectively manage our business or operations could result in significant reputational harm.

There are risks associated with the acquisition or sale of assets or businesses and the formation, termination, or operation of joint ventures or other strategic alliances, which could have a material adverse effect on our financial condition, results of operations, and liquidity.

We have previously acquired, and in the future may acquire, assets or businesses, either through the direct purchase of such assets or the purchase of a company's equity. Since we will not have originated or serviced the finance receivables we acquire, we may not be aware of legal or other deficiencies related to origination or servicing, and our review of the portfolio prior to purchase may not uncover those deficiencies. Further, we may have limited recourse against the seller of the receivables.

Potential difficulties we may encounter in connection with these transactions and arrangements include: the integration of the assets or business into our information technology platforms and servicing systems; the quality of servicing; disruption of our ongoing businesses and distraction of our management teams; incomplete or inaccurate records; inability to retain existing customers; unanticipated expenses; and potential unknown liabilities associated with the transactions, including legal liability related to origination and servicing prior to the acquisition.

The anticipated benefits and synergies of any future acquisition will assume a successful integration, and will be based on projections and other assumptions, which are inherently uncertain. Even if integration is successful, anticipated benefits and synergies may not be achieved.

RISKS RELATED TO OUR INDUSTRY AND REGULATION

We operate in a highly competitive market, and we cannot ensure that the competitive pressures we face will not have a material adverse effect on our financial condition, results of operations, and liquidity.

The consumer finance industry is highly competitive. Our profitability depends, in large part, on our ability to underwrite and originate finance receivables. Some of our competitors may have greater financial, technical, and marketing resources than we possess. Some competitors may also have a lower cost of funds and access to funding sources that may not be available to us. We cannot give assurance that the competitive pressures we face will not have a material adverse effect on our financial condition, results of operations, and liquidity.

Our businesses are subject to regulation in the jurisdictions in which we conduct our business and failure to comply with such regulations may have a material adverse impact on our financial condition, results of operations, and liquidity.

Our businesses are subject to numerous federal, state, and local laws and regulations, and various state authorities regulate and supervise our lending business and insurance operations.

We also must comply with extensive regulations in servicing our legacy real estate loans and loan portfolios for other parties and will have to comply with these servicing regulations if we acquire loan portfolios in the future for which we act as a servicer.

Our operations are subject to regular examination by state regulators and U.S. federal and foreign regulators. These examinations may require us to change our policies or practices, pay monetary fines, or make reimbursements to customers. Many state regulators and some federal regulators have indicated an intention to pool their resources to conduct examinations of licensed entities, including us, at the same time (referred to as a "multi-state" examination). This could result in more in-depth examinations, which could be costlier and lead to more significant enforcement actions.

We are also subject to potential enforcement, supervisions, and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Such actions could subject us to civil money penalties, customer remediation, and increased compliance costs, as well as damage our reputation and brand and could limit or prohibit our ability to offer certain products and services or engage in certain business practices.

State attorneys general have a variety of tools at their disposal to enforce state and federal consumer financial laws, including the ability to enforce the Dodd-Frank Act and regulations promulgated under the Dodd-Frank Act's authority. State attorneys general also have enforcement authority under state law with respect to unfair or deceptive practices under which state attorneys general may conduct investigations, bring actions, and recover civil penalties or obtain injunctive relief against entities engaging in unfair, deceptive, or fraudulent acts. Attorneys general may also coordinate among themselves to enter into multi-state actions or settlements. Several consumer financial laws like the Truth in Lending Act and Fair Credit Reporting Act grant enforcement or litigation authority to state attorneys general.

We are subject to potential changes in federal and state law, which could lower the interest-rate limit that non-depository financial institutions may charge for consumer loans or could expand the definition of interest under federal and state law to include the cost of optional products, such as insurance. Such changes could limit our interest income, insurance revenues, and other revenue, which could have a material adverse effect on our financial condition and results of operations.

We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those or other regulatory requirements could have a material adverse effect on our operations. In addition, changes in laws or regulations applicable to us could subject us to additional licensing, registration and other regulatory requirements in the future or could adversely affect our ability to operate or the way we conduct business.

A material failure to comply with applicable laws and regulations could result in regulatory actions, including substantial fines or penalties, lawsuits, and damage to our reputation, which could have a material adverse effect on our financial condition, results of operations, and liquidity.

For more information with respect to the regulatory framework affecting our businesses, see "Business—Regulation" included in this report.

Requirements of the Dodd-Frank Act and oversight by the CFPB significantly increase our regulatory costs and burdens.

The Dodd-Frank Act and the related regulations increased oversight of financial services and products by the CFPB, and imposed restrictions on the allowable terms for certain consumer credit transactions. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive, or abusive acts and practices. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations, and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. Further, state attorneys general and state regulators are authorized to bring civil actions to enforce certain consumer protection provisions of the Dodd-Frank Act. The industry investigation and enforcement provisions of Title X of the Dodd-Frank Act may adversely affect our business if the CFPB or one or more state attorneys general or state regulators believe that we have violated any federal consumer financial protection laws, including the prohibition in Title X against unfair, deceptive or abusive acts or practices.

The CFPB currently exercises supervisory authority over the Company's entire consumer lending business as a result of the Company's status as a "larger participant" in the auto financing market. The CFPB also has the authority to bring enforcement actions for violations of laws over which it has jurisdiction regardless of whether it has supervisory authority over an entity. The CFPB's broad supervisory and enforcement powers could affect our business and operations significantly in terms of increased operating and regulatory compliance costs, and limits on the types of products we offer and the way they are offered, among other things. In this regard, on May 31, 2023, we entered into a consent order with the CFPB to resolve a previously disclosed investigation focused on certain refunding practices for optional insurance and membership plan products that were subsequently canceled by the consumer after purchase. In agreeing to this consent order, we did not admit to any of the CFPB's factual findings or legal conclusions. Any violation of the consent order during its effective period could adversely impact our reputation and subject us to material legal claims, monetary penalties, sanctions, and obligations to compensate and/or notify customers, employees, state attorneys general, regulators, and others, or take other remedial actions.

The CFPB and certain state regulators have acted against some lenders regarding, for instance, debt collection and the marketing of optional products offered by the lenders in connection with their loans. The products included debt cancellation/suspension products and other types of payment protection insurance. We collect on delinquent debt. We also sell optional insurance and non-insurance products in connection with our loans. Our debt collection practices and sales of optional insurance and non-insurance products could be challenged in a similar manner by the CFPB or state consumer lending regulators.

Some of the rulemaking under the Dodd-Frank Act remains pending. As a result, the complete impact of the Dodd-Frank Act remains uncertain. It is not clear what form remaining regulations will ultimately take, or how our business will be affected.

For more information with respect to the regulatory framework affecting our businesses and the CFPB, see "Business—Regulation" included in this report.

Current and proposed regulations relating to consumer privacy, data protection, and cybersecurity could increase our costs.

We are subject to federal and state consumer privacy, data protection, and cybersecurity laws and regulations. For example, we are subject to the federal GLBA and the NYDFS Cybersecurity Regulation, which govern the collection, processing, sharing, storage, use, and protection of PII and other confidential information by financial institutions and require certain safeguards, controls, policies, and processes for protecting PII and other confidential information. Moreover, various state laws and regulations may require us to notify customers, employees, state attorneys general, regulators, and others in the event of a security breach. Federal and state legislators and regulators are pursuing new guidance, laws, and regulations relating to consumer privacy, data protection, and cybersecurity. Compliance with current or future consumer privacy, data protection, and cybersecurity laws and regulations could result in higher compliance, technology, or other operating costs. Any violations of these laws and regulations may require us to change our business practices or operational structure.

Our use of third-party vendors is subject to regulatory review.

The CFPB and other regulators have issued regulatory guidance focusing on the need for financial institutions to perform due diligence and ongoing monitoring of third-party vendor relationships, which increases the scope of management involvement and decreases the benefit that we receive from using third-party vendors. Moreover, if our regulators conclude that we have not met the standards for oversight of our third-party vendors, we could be subject to enforcement actions, civil monetary penalties, supervisory orders to cease and desist, or other remedial actions, which could have a materially adverse effect on our business, reputation, financial condition, and results of operations. Further, federal and state regulators have scrutinized the practices of lead aggregators and providers.

We purchase and sell finance receivables, including charged-off receivables and receivables where the borrower is in default. This practice could subject us to heightened regulatory scrutiny, which may expose us to legal action, cause us to incur losses and/or limit or impede our collection activity.

As part of our business, we purchase and sell finance receivables. Some of these finance receivables may be in default (including in bankruptcy) or the debt may have been charged off as uncollectible. The CFPB and other regulators have significantly increased their scrutiny of the purchase and sale of debt, and collections practices undertaken by purchasers of debt, especially delinquent and charged-off debt. The CFPB has scrutinized sellers of debt for not maintaining sufficient documentation to support and verify the validity or amount of the debt. It has also scrutinized debt collectors for, among other things, their collection tactics, attempting to collect debts that no longer are valid, misrepresenting the amount of the debt and not having sufficient documentation to verify the validity or amount of the debt. Our purchases or sales of receivables could expose us to lawsuits or fines by regulators if we do not have sufficient documentation to support and verify the validity and amount of the finance receivables underlying these transactions, or if we or purchasers of our finance receivables use collection methods that are viewed as unfair or abusive. In addition, our collections could suffer, and we may incur additional expenses if we are required to change collection practices or stop collecting on certain debts because of a lawsuit or action on the part of regulators.

Changes in law and regulatory developments could result in significant additional compliance costs relating to securitizations.

The Dodd-Frank Act requires, among other things, that a securitizer retain at least a 5% economic interest in the credit risk of the securitized assets; this requirement has reduced and will continue to reduce the amount of financing obtained from such transactions. Furthermore, sponsors are prohibited from diluting the required risk retention by dividing the economic interest among multiple parties or hedging or transferring the credit risk the sponsor is required to maintain.

Rules relating to securitizations rated by nationally-recognized statistical rating agencies require that the findings of any third-party due diligence service providers be made publicly available at least five business days prior to the first sale of securities, which has led and will continue to lead us to incur additional costs in connection with each securitization.

We may have to constrain our business activities to avoid being deemed an investment company under the Investment Company Act.

The Investment Company Act regulates the manner in which "investment companies" are permitted to conduct their business activities. We believe we have conducted, and intend to continue to conduct, our business in a manner that does not result in the Company being characterized as an investment company, including relying on certain exemptions from registration as an investment company. We rely on guidance published by the SEC staff or on our analyses of such guidance to determine our qualification under these and other exemptions. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our business operations accordingly, including inhibiting our ability to conduct our business operations. We cannot give assurance that the laws and regulations governing our Investment Company Act status or SEC guidance regarding the Investment Company Act will not change in a manner that adversely affects our operations. If we are deemed to be an investment company, we may attempt to seek exemptive relief from the SEC, which could impose significant costs on us. We may not receive such relief on a timely basis, if at all, and such relief may require us to modify or curtail our operations. If we are deemed to be an investment company, we may also be required to institute burdensome compliance requirements and our activities may be restricted.

RISKS RELATED TO OUR INDEBTEDNESS

An inability to access adequate sources of liquidity may adversely affect our ability to fund operational requirements and satisfy financial obligations.

Our ability to access capital and credit may be significantly affected by disruption in the U.S. credit markets and any potential credit rating downgrades on our debt. In addition, the risk of volatility and uncertainty surrounding the macroeconomic environment could continue to create significant volatility in, and uncertainty around access to the capital markets. Historically, we have funded our operations and repaid our debt and other obligations using funds collected from our finance receivable portfolio and new debt issuances. Our current corporate credit ratings are below investment grade and, as a result, our borrowing costs may further increase and our ability to borrow may be limited. In addition to issuing unsecured debt in the public and private markets, we have raised capital through securitization transactions and, although there can be no assurances that we will be able to complete additional securitizations or issue additional unsecured debt, we currently expect our near-term sources of capital markets funding to continue to derive from securitization transactions and unsecured debt offerings.

Any future capital markets transactions will be dependent on our financial performance, as well as market conditions, which may result in receiving financing on terms less favorable to us than our existing financings. In addition, our access to future financing and our ability to refinance existing debt will depend on a variety of factors such as our financial performance, the general availability of credit, our credit ratings and credit capacity at the time we pursue such financing.

If we are unable to complete additional securitization transactions or unsecured debt offerings on a timely basis or upon terms acceptable to us or otherwise access adequate sources of liquidity, our ability to fund our own operational requirements and satisfy financial obligations may be adversely affected.

Our indebtedness is significant, which could affect our ability to meet our obligations under our debt instruments and could materially and adversely affect our business and ability to react to changes in the economy or our industry.

Our significant indebtedness could have important consequences, including the following:

- it may require us to dedicate a larger portion of our cash flows from operations to pay our indebtedness, which reduces the funds available for other purposes, including finance receivable originations and capital returns;
- it may limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing regulatory, business, and economic conditions;
- it may limit our ability to incur additional borrowings or securitizations;
- it may require us to seek to change the maturity, interest rate and other terms of our existing debt;
- it may place us at a competitive disadvantage to competitors that are not as highly leveraged;
- it may cause a downgrade of our debt and long-term corporate ratings; and
- it may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business.

In addition, meeting our anticipated liquidity requirements is contingent upon our continued compliance with our existing debt agreements. An event of default or declaration of acceleration under one of our existing debt agreements could also result in an event of default and declaration of acceleration under certain of our other existing debt agreements. Such an acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. If our debt obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, the consequences described above could be magnified. There can be no assurance that we will be able to repay or refinance our debt in the future.

Certain of our outstanding notes contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

OMFC's indenture and certain of OMFC's notes contain a covenant that limits OMFC's and its subsidiaries' ability to create or incur liens. The restrictions may interfere with our ability to obtain additional financing or affect the way we structure such financing or engage in other business activities. A default and resulting acceleration of obligations could also result in an event of default and declaration of acceleration under certain of our other existing debt agreements. Such an acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. A default could also significantly limit our alternatives to refinance our indebtedness. This limitation may significantly restrict our financing options during times of either market distress or our financial distress, which are precisely the times when having financing options is most important.

The assessment of our liquidity is based upon significant judgments and estimates that could prove to be materially incorrect.

In assessing our current financial position and developing operating plans, management has made significant judgments and estimates with respect to our liquidity, including but not limited to:

- our ability to generate sufficient cash to service all of our outstanding debt;
- our continued ability to access debt and securitization markets and other sources of funding on favorable terms;
- our ability to complete on favorable terms, as needed, additional borrowings, securitizations, finance receivable portfolio sales, or other transactions to support liquidity, and the costs associated with these funding sources, including sales at less than carrying value and limits on the types of assets that can be securitized or sold, which would affect our profitability;
- the potential for downgrade of our debt by rating agencies, which would have a negative impact on our cost of, and access to, capital;
- our ability to comply with our debt covenants;
- our ability to make capital returns to OMH's stockholders;
- the amount of cash expected to be received from our finance receivable portfolio through collections (including prepayments) and receipt of finance charges;
- the potential for declining financial flexibility and reduced income should we use more of our assets for securitizations and finance receivable portfolio sales; and
- the potential for reduced income due to the possible deterioration of the credit quality of our finance receivable portfolios.

Additionally, there are numerous risks to our financial results, liquidity, and capital raising and debt refinancing plans that are not quantified in our current liquidity forecasts. These risks include, but are not limited, to the following:

- our inability to grow our consumer loan and credit card portfolios with adequate profitability to fund operations, loan losses, and other expenses;
- our inability to monetize assets including, but not limited to, our access to debt and securitization markets;
- our inability to obtain the additional necessary funding to finance our operations;
- the effect of current and potential new federal, state, and local laws, regulations, or regulatory policies and practices on our ability to conduct business or the way we conduct business, as well as changes that may result from increased regulatory scrutiny of the sub-prime lending industry;
- potential liability relating to real estate and personal loans which we have sold or may sell in the future, or relating to securitized loans, if it is determined that there was a non-curable breach of a warranty made in connection with the transaction;
- the potential for increasing costs and difficulty in servicing our loan portfolio because of heightened regulatory scrutiny of loan servicing and foreclosure practices in the industry generally;
- the potential for additional unforeseen cash demands or acceleration of obligations;
- reduced income due to loan modifications where the borrower's interest rate is reduced, principal payments are deferred, or other concessions are made;
- the potential for declines or volatility in bond and equity markets; and
- the potential effect on us if the capital levels of our regulated and unregulated subsidiaries prove inadequate to support our business plans.

The actual outcome of one or more of our plans could be materially different than expected or one or more of our significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. In the event of such an occurrence, if third-party financing is not available, our liquidity could be materially adversely affected, and as a result, substantial doubt could exist about our ability to continue as a going concern.

OMFC's credit ratings could adversely affect our ability to raise capital in the debt markets at attractive rates, which could negatively affect our financial condition, results of operations, and liquidity.

S&P, Moody's, and KBRA rate OMFC's debt. Ratings reflect the rating agencies' opinions of a company's financial strength, operating performance, strategic position, and ability to meet its obligations. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency's rating should be evaluated independently of any other agency's rating. If OMFC's current ratings are downgraded, it will likely increase the interest rate that we would have to pay to raise money in the capital markets, making it more expensive for us to borrow money and adversely impacting our access to capital. As a result, a downgrade of OMFC's ratings could negatively impact our results of operations, financial condition, and liquidity.

Our securitizations may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.

We cannot give assurance that we will be able to complete additional securitizations if the securitization markets become constrained. In addition, the value of any subordinated securities that we may retain in our securitizations might be reduced or, in some cases, eliminated because of adverse changes in economic conditions or the financial markets.

We currently act as the servicer with respect to the securitization trusts and related series of asset-backed securities. If we default in our servicing obligations, an early amortization event could occur with respect to the relevant asset-backed securities and we could be replaced as servicer. Servicer defaults include, for example, the failure of the servicer to make any payment, transfer or deposit in accordance with the securitization documents, a breach of representations, warranties or agreements made by the servicer under the securitization documents and the occurrence of certain insolvency events with respect to the servicer. Such an early amortization event could damage our reputation and have materially adverse consequences on our liquidity and cost of funds.

Rating agencies may also affect our ability to execute a securitization transaction or increase the costs we expect to incur from executing securitization transactions. Rating agencies could alter their ratings processes or criteria after we have accumulated finance receivables for securitization in a manner that effectively reduces the value of those finance receivables by increasing our financing costs or otherwise requiring that we incur additional costs to comply with those processes and criteria. We cannot control or predict what actions the rating agencies may take in this regard.

Further, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions' asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including but not limited to the Dodd-Frank Act and the Investment Company Act, may affect the type of securitizations that are completed and investors that we are able to market to.

If it is not possible or economical for us to securitize our finance receivables in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may be less efficient and more expensive than raising capital via securitizations and may have a material adverse effect on our financial condition, results of operations, and liquidity.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

OMH and OMFC are holding companies with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and enable us to pay dividends.

Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries for funds to meet our financial obligations and enable OMH to pay dividends on its common stock. Our subsidiaries are legally distinct from us, and certain of our subsidiaries are prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. For example, our insurance subsidiaries are subject to regulations that limit their ability to pay dividends or make loans or advances to us, principally to protect policyholders, and certain of OMFC's debt agreements limit the ability of certain of our subsidiaries to pay dividends. If we are unable to obtain funds from our subsidiaries, or if our subsidiaries do not generate sufficient cash from operations, we may be unable to meet our financial obligations or pay dividends, and the Board may exercise its discretion not to pay dividends.

OMH may not pay dividends on its common stock in the future, even if liquidity and leverage targets are met.

While OMH intends to pay its minimum quarterly dividends, currently $1.04 per share, for the foreseeable future, all subsequent dividends will be reviewed and declared at the discretion of the Board and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the Board deems relevant. As a result, we cannot give assurance that OMH will continue to pay dividends on its common stock in future periods, even if liquidity and target leverage objectives are met. See our "Dividend Policy" in Part II - Item 5 of this report for further information on dividends.

Certain provisions of our Stockholders Agreement, restated certificate of incorporation, and amended and restated bylaws could hinder, delay or prevent a change in control of OMH, which could adversely affect the price of OMH's common stock.

The Stockholders Agreement, OMH's restated certificate of incorporation, and OMH's amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of the Board. These provisions provide for:

- a classified Board with staggered three-year terms;
- certain rights with respect to the designation of directors for nomination and election to the Board based on established levels of beneficial ownership of OMH;
- removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote;
- no ability for stockholders to call special meetings of OMH's stockholders;
- advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;
- the ability for stockholders to act outside a meeting by written consent only if unanimous; and
- the issuance of blank check preferred stock by the Board from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of OMH stockholders. Nothing in OMH's restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of OMH's common stock.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and Board and, as a result, may adversely affect the market price of OMH's common stock and the ability of public stockholders to realize any potential change of control premium.

See additional information under "Business Overview" in Item 1 of this report. The terms of the Amended and Restated Stockholders Agreement are described in OMH's Current Report on Form 8-K filed with the SEC on June 25, 2018, and such Current Report on Form 8-K is incorporated by reference herein in its entirety.

Licensing and insurance laws and regulations may delay or impede purchases of OMH's common stock.

Certain states in which we are licensed to originate loans and the state in which our insurance subsidiaries are domiciled (Texas) have laws and regulations that require regulatory approval for the acquisition of "control" of regulated entities. In addition, Texas insurance laws and regulations generally provide that no person may acquire control, directly or indirectly, of a domiciled insurer, unless the person has provided the required information to, and the acquisition is subsequently approved or not disapproved by the Department of Insurance ("DOI"). Under state insurance laws or regulations, there exists a presumption of "control" when an acquiring party acquires as little as 10% of the voting securities of a regulated entity or of a company which itself controls (directly or indirectly) a regulated entity (the threshold is 10% under the insurance statute of Texas). Therefore, any person acquiring 10% or more of OMH's common stock may need the prior approval of the Texas insurance and/or licensing regulators, or a determination from such regulators that "control" has not been acquired, which could significantly delay or otherwise impede their ability to complete such purchase.

RISKS RELATED TO OMH'S COMMON STOCK

The market price and trading volume of OMH's common stock may be volatile, which could result in rapid and substantial losses for OMH's stockholders.

The market price of OMH's common stock has been and may continue to be volatile and could be subject to wide fluctuations and may decline significantly in the future. Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of OMH's common stock include: variations in our quarterly or annual operating results; changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts; additions to, or departures of, key management personnel; and any increased indebtedness we may incur in the future.

These factors may decrease the market price of OMH's common stock, regardless of our actual operating performance. Volatility in the market price of a company's securities may result in securities class action litigation. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of OMH's common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of OMH's common stock or offering debt or other equity securities, including debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. Issuing additional shares of OMH's common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of OMH's stockholders at the time of such issuance or reduce the market price of OMH's common stock or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of OMH's common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of OMH's common stock. Thus, holders of OMH's common stock bear the risk that our future offerings may reduce the market price of OMH's common stock and dilute their stockholdings in us.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

OMH may issue any or all of the shares of common stock authorized but unissued without any action or approval by OMH's stockholders, subject to certain exceptions. OMH also intends to continue to evaluate acquisition opportunities and may issue common stock in connection with any such acquisition. Any common stock issued in connection with our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by existing OMH's stockholders.

GENERAL RISKS

We are a party to various lawsuits and proceedings and may become a party to various lawsuits and proceedings in the future which, if resolved in a manner adverse to us, could have a material adverse effect on our financial condition, results of operations, and liquidity.

In the normal course of business, we have been named, and may be named in the future, as a defendant in various legal actions, including governmental investigations, examinations or other proceedings, arising in connection with our business activities. Certain of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Some of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages allegedly incurred. A large judgment that is adverse to us could cause our reputation to suffer, encourage additional lawsuits against us and have a material adverse effect on our financial condition, results of operations, and liquidity. For additional information regarding pending legal proceedings and other contingencies, see Note 15 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report.

Certain operations rely on external vendors.

We rely on third-party vendors to provide products and services necessary to maintain day-to-day operations, including a portion of our information systems, communication, data management and transaction processing. Accordingly, we are exposed to the risk that these vendors might not perform in accordance with the contracted arrangements or service level agreements. Such failure to perform could be disruptive to our operations and have a materially adverse impact on our business, financial condition, and results of operations. These third parties are also sources of risk associated with operational errors, system interruptions or breaches and unauthorized disclosure of confidential information. If our vendors encounter any of these issues, we could be exposed to disruption of service, damage to our reputation and litigation.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued service and performance of our key management personnel. Our senior management team has significant industry experience and would be difficult to replace. Competition for these employees is intense and we may not be able to attract and retain key personnel. If we are unable to attract or retain appropriately qualified personnel, we may not be successful in originating loans and servicing our customers, which could have a materially adverse effect on our business, financial condition and results of operations.

Employee misconduct could harm us by subjecting us to monetary loss, significant legal liability, regulatory scrutiny and reputational harm.

There is a risk that our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage—or be accused of engaging—in illegal or suspicious activities including fraud or theft, we could suffer direct losses from such activity, and as a result, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships, and ability to attract future customers or employees. Regulators may allege or determine, based upon such misconduct, that our systems and procedures to detect and deter employee misconduct are inadequate. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our reputation and our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

RISK MANAGEMENT AND STRATEGY

Cyber risk management is a critical component of our risk management framework. Processes for assessing, identifying, and managing material risks arising from cybersecurity threats are integrated in our policies and procedures, including our enterprise risk appetite, risk assessment, risk treatment, risk acceptance or exceptions, and third party risk management policies.

Our Cybersecurity Program, which we are aligning with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, provides a framework for compliance with applicable cybersecurity and data protection laws. Our program is designed to ensure the security and confidentiality of customer information, protect against known or evolving threats to the security or integrity of customer records and personal information and protect against unauthorized access to or use of such information. We work with our regulators to ensure that these policies are adequately designed to appropriately safeguard personal information. We use a variety of processes and technologies to monitor for and identify cybersecurity threats, including vulnerabilities scans, endpoint and network monitoring software, and email scanning software. We also have a Cyber Incident Response Policy and detailed plans which are updated and exercised annually. Our cyber defenses are reviewed annually by third-party penetration testers using the Adversarial Tactics, Techniques and Common Knowledge ("MITRE ATT&CK") framework and the incident response plan is reviewed by experienced counsel. We incorporate cybersecurity risk reviews of third-party service providers within our Enterprise Third Party Risk Management Program. We conduct annual Cyber Risk Assessments which drive strategic decisions. Employees are required to abide by our cybersecurity and data protection policies and are provided formal cybersecurity training. We maintain a corporate cyber risk insurance policy as part of our cybersecurity risk strategy that is reviewed annually.

To date, the Company has not experienced a material cybersecurity incident.

GOVERNANCE

Cybersecurity and data protection are important for the Company to maintain the trust of our customers, team members and stakeholders. Overseen by the Board of Directors and its Risk Committee, we regularly review, and as appropriate, adapt our Cybersecurity Program to an evolving landscape of emerging threats, evaluate effectiveness of key security controls, and assess cybersecurity best practices.

The Chief Information Security Officer ("CISO"), the Chief Technology Officer ("CTO"), and General Counsel are key management roles responsible for assessing and managing material risks from cybersecurity threats. The CISO reports to the General Counsel and is responsible for implementing and maintaining our enterprise cybersecurity organization. Our CISO has served in both the private and public sectors developing extensive experience in cybersecurity operations, incident response, strategy, governance and compliance. The CISO provides periodic reports to our management risk committee on the mitigation of cybersecurity risks. The General Counsel provides executive oversight of the Cybersecurity Program, providing governance of cybersecurity capabilities and coordinating cybersecurity matters with senior management and the Board of Directors. Our experienced General Counsel has significant risk management, governance, litigation and regulatory experience. We believe these skills are needed in leadership of our Cybersecurity Program to ensure that risk management, legal, regulatory, disclosure and governance perspectives are considered in the design of our Cybersecurity Program and in evaluating and responding to potential cyber incidents. The CTO provides our Cybersecurity Program with the technical and functional resources to achieve its strategic goals and objectives. Our CTO has 30 years of experience with reliability and security of core systems, expertise important for establishing robust protocols and implementing best practices to safeguard against cyber threats and mitigate risks effectively. The General Counsel, CISO, and CTO meet regularly to evaluate the Company's Cybersecurity Program.

The Board is responsible for overseeing the Company's management of cybersecurity risk, including oversight into appropriate risk mitigation, strategies, processes, systems, and controls. The CISO has regular and direct communication with the Board, providing a cybersecurity report to the Board's Risk Committee on a quarterly basis (more frequently as events warrant), as well as a written cybersecurity report and briefing to the full Board on an annual basis, in order to inform directors of the state of the Company's Cybersecurity Program. These reports cover, but are not limited to, the Company's cybersecurity posture, overall status of the Company's compliance with the Cybersecurity Program, threat environment, material cybersecurity risks and events, Cybersecurity Program improvements and effectiveness, and other material matters related to the Cybersecurity Program.

Item 2. Properties.

Our branch network includes more than 1,300 locations in 44 states. Our branches have lease terms generally ranging from three to five years. In addition to our branches, several of our central servicing facilities operate in leased premises. These facilities include Fort Mill, South Carolina; Tempe, Arizona; Fort Worth, Texas; Mendota Heights, Minnesota; and Salt Lake City, Utah, with leases that expire in 2027, 2027, 2028, 2029, and 2032, respectively.

We also lease administrative offices in Baltimore, Maryland; Charlotte, North Carolina; New York, New York; Irving, Texas; and Wilmington, Delaware, which expire in 2026, 2027, 2028, 2030, and 2031, respectively.

Our investment in real estate and tangible property is not significant in relation to our total assets due to the nature of our business. At December 31, 2024, our subsidiaries owned a loan servicing facility in London, Kentucky, and six buildings in Evansville, Indiana. The Evansville buildings also support our administrative and central functions.

Our branch office operations, administrative offices, central operations, and loan servicing facilities support our Consumer and Insurance segment.

Item 3. Legal Proceedings.

The information required with respect to this item can be found under "Legal Contingencies" in Note 15 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this Annual Report, which is incorporated by reference into this Item 3.

Item 4. Mine Safety Disclosures.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION AND STOCKHOLDERS

OMH's common stock is listed for trading on the New York Stock Exchange ("NYSE") under the symbol "OMF."

On January 27, 2025, there were two record holders of OMH's common stock. This figure does not reflect the beneficial ownership of shares held in nominee name. On January 27, 2025, the closing price for OMH's common stock, as reported on the NYSE, was $57.62.

DIVIDEND POLICY

In February of 2019, the Board announced a program of quarterly dividends. While OMH intends to pay its minimum quarterly dividend, currently $1.04 per share, for the foreseeable future, all subsequent dividends will be reviewed and declared at the discretion of the Board and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the Board deems relevant. OMH's dividend payments may change from time to time, and the Board may choose not to continue to declare dividends in the future.

No trading market exists for OMFC's common stock. All of OMFC's common stock is held by OMH. To provide funding for the dividends mentioned above, OMFC paid dividends to OMH of $489 million and $478 million in 2024 and 2023, respectively.

Because we are holding companies and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Our insurance subsidiaries are subject to regulations that limit their ability to pay dividends or make loans or advances to us, principally to protect policyholders, and certain of OMFC's debt agreements limit the ability of certain of our subsidiaries to pay dividends. See Notes 9 and 11 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for further information on OMFC's debt agreements and our insurance subsidiary dividends, respectively.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table presents information regarding repurchases of our common stock, excluding commissions and fees, during the quarter ended December 31, 2024, based on settlement date:

Period	Total Number of Shares Purchased	Average Price paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (a)
October 1 - October 31	74,565	$ 46.49	74,565	$ 625,629,445
November 1 - November 30	—	—	—	625,629,445
December 1 - December 31	—	—	—	625,629,445
Total	74,565	$ 46.49	74,565	

(a) On February 2, 2022, the Board authorized a $1 billion stock repurchase program, excluding fees, commissions, and other expenses related to the repurchases, originally scheduled to expire on December 31, 2024. On October 16, 2024, the Board approved an extension of the repurchase program to December 31, 2026. The timing, number and share price of any additional shares repurchased will be determined by OMH based on its evaluation of market conditions and other factors and will be made in accordance with applicable securities laws in either the open market or in privately negotiated transactions. OMH is not obligated to purchase any shares under the program, which may be modified, suspended or discontinued at any time.

STOCK PERFORMANCE

The following data and graph show a comparison of the cumulative total shareholder return for OMH's common stock, the NYSE Financial Sector (Total Return) Index, and the NYSE Composite (Total Return) Index from December 31, 2019 through December 31, 2024. This data assumes simultaneous investments of $100 on December 31, 2019 and reinvestment of any dividends. The information in this "Stock Performance" section shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.



	At December 31,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
OneMain Holdings, Inc.	$ 100.00	$ 135.33	$ 167.32	$ 121.88	$ 198.76	$ 228.94
NYSE Composite Index	100.00	107.09	129.39	117.49	133.85	155.22
NYSE Financial Sector Index	100.00	97.76	122.44	106.95	125.32	156.48

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion and analysis of OMH's financial condition and results of operations should be read together with the audited consolidated financial statements and related notes included in this report. This discussion and analysis contains forward-looking statements that involve risk, uncertainties, and assumptions. See "Forward-Looking Statements" included in this report for more information. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors" included in this report.

An index to our management's discussion and analysis follows:

Overview

We offer consumer loans, which consist of personal loans and auto finance, credit cards, and other products to help customers meet everyday needs and take steps to improve their financial well-being. We service the loans that we retain on our balance sheet, as well as loans owned by third parties. Additionally, our insurance subsidiaries offer optional credit and non-credit insurance and other optional products. We also offer two credit cards, BrightWay and BrightWay+, which are designed to offer a highly digital customer experience while also rewarding customers for responsible credit activity. Our resources allow us to operate in 47 states and provide a seamless experience through our customers' preferred channels, including in person, online or over the phone, using our digital platforms, distribution partnerships, or working with our expert team members at more than 1,300 locations.

OUR PRODUCTS

Our product offerings include:

- *Personal Loans* — We offer personal loans through our branch network, central operations, digital affiliates, and our website, *www.onemainfinancial.com,* to customers who need timely access to cash. Our personal loans are non-revolving, with a fixed rate, have fixed terms generally between three and six years, and are secured by automobiles, other titled collateral, or are unsecured. At December 31, 2024, we had approximately 2.4 million personal loans totaling $20.8 billion of net finance receivables, of which 50% were secured by titled property, compared to approximately 2.4 million personal loans totaling $20.3 billion of net finance receivables, of which 48% were secured by titled property at December 31, 2023. We also service personal loans for our whole loan sale partners.

- *Auto Finance* — We offer secured auto financing originated at the point of purchase through a growing network of franchise and independent dealerships. The loans are non-revolving, with a fixed rate, and have fixed terms generally between three and six years. At December 31, 2024, we had approximately 127 thousand auto finance loans totaling $2.1 billion of net finance receivables, compared to approximately 54 thousand auto finance loans totaling $745 million of net finance receivables at December 31, 2023. We also service auto finance loans for our whole loan sale partners and loans originated by third parties.

- *Credit Cards* — BrightWay and BrightWay+ credit cards originate through a third-party bank partner from which we purchase the receivable balances. The credit cards are offered across our branch network, as well as through direct mail, our digital affiliates, and our website. Credit cards are open-ended, revolving, with a fixed rate, and are unsecured. At December 31, 2024, we had approximately 783 thousand open credit card customer accounts, totaling $643 million of net finance receivables, compared to approximately 431 thousand open credit card customer accounts, totaling $330 million of net finance receivables at December 31, 2023.

- *Optional Products* — We offer our customers optional credit insurance products (life, disability, and involuntary unemployment insurance) and optional non-credit insurance products through both our branch network and our central operations. Credit insurance and non-credit insurance products are provided by our affiliated insurance companies. We offer Guaranteed Asset Protection ("GAP") coverage as a waiver product or insurance. We also offer optional membership plans from an unaffiliated company.

OUR SEGMENT

At December 31, 2024, Consumer and Insurance ("C&I") is our only reportable segment, which includes consumer loans, credit cards, and optional products. At December 31, 2024, we had $24.7 billion of managed receivables due from approximately 3.4 million customer accounts, compared to $22.2 billion of managed receivables due from approximately 3.0 million customer accounts at December 31, 2023.

The remaining components (which we refer to as "Other") consist of our liquidating SpringCastle Portfolio servicing activity and our non-originating legacy operations, which primarily include our liquidating real estate loans held for sale and reported in Other assets in our consolidated balance sheets. See Note 18 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for more information about our segment.

HOW WE ASSESS OUR BUSINESS PERFORMANCE

We closely monitor the primary drivers of pretax operating income, which consist of the following:

Interest Income

We track interest income, including certain fees earned on our finance receivables, and continually monitor the components that impact our yield. We include any late charges on loans that we have collected from customer payments in interest income.

Interest Expense

We track the interest expense incurred on our debt to monitor the components of our cost of funds. We expect interest expense to fluctuate based on changes in the secured versus unsecured mix of our debt, time to maturity, interest rates, and utilization of revolving conduit facilities and credit card revolving variable funding note ("VFN") facilities.

Net Credit Losses

We define net credit losses as gross charge-offs minus recoveries in the portfolio. Additionally, because delinquencies are an early indicator of future net credit losses, we analyze delinquency trends and consider seasonality, to determine whether our loans are performing in line with our original estimates. We also monitor recovery rates because of their contribution to the reduction in the severity of our charge-offs.

Operating Expenses

We assess our operational efficiency using various metrics and conduct extensive analysis to determine whether fluctuations in cost and expense levels indicate operational trends that need to be addressed. Our operating expense analysis also includes a review of origination and servicing costs to assist us in managing overall profitability.

Finance Receivables Originations and Purchase Volume

Because volume and portfolio size determine the magnitude of the impact of each of the above factors on our earnings, we also closely monitor originations, purchase volume, and annual percentage rate.

RECENT DEVELOPMENTS

Acquisition of Foursight Capital LLC

On April 1, 2024, we completed our previously announced acquisition of Foursight Capital LLC ("Foursight"), a wholly owned subsidiary of Jefferies Financial Group, Inc. Foursight is an automobile finance company that purchases and services automobile retail installment contracts. Contracts are sourced through an extensive network of auto dealers. We believe Foursight's seasoned team, scalable technology, tested credit models, franchise dealer network, and loan portfolio will support OneMain's disciplined expansion into the auto lending business. See Note 4 of the Notes to the Consolidated Financial Statements included in this report for further information.

Issuances and Redemption of Unsecured Debt

On May 22, 2024, OMFC issued a total of $750 million aggregate principal amount of 7.500% Senior Notes due 2031.

On June 10, 2024, OMFC paid a net aggregate amount of $1.0 billion, inclusive of accrued interest and premium, to complete the redemption of its 6.875% Senior Notes due 2025.

On August 19, 2024, OMFC issued a Social Bond offering for a total of $750 million aggregate principal amount of 7.125% Senior Notes due 2031.

On November 4, 2024, OMFC issued a total of $900 million aggregate principal amount of 6.625% Senior Notes due 2029.

Unsecured Corporate Revolver

On September 6, 2024, OMFC amended its unsecured corporate revolver. At December 31, 2024, the borrowing capacity was $1.1 billion.

For information regarding the issuances and redemption of our unsecured debt and our unsecured corporate revolver, see "Liquidity and Capital Resources" under Management's Discussion and Analysis of Financial Condition and Results of Operations in this report.

Securitization Transaction Completed - OMFIT 2024-1

For information regarding the issuances of our secured debt, see "Liquidity and Capital Resources" under Management's Discussion and Analysis of Financial Condition and Results of Operations in this report.

Appointments of Chief Operating Officer ("COO") and Chief Financial Officer ("CFO")

On February 13, 2024, the Company announced the appointments of Micah R. Conrad as Executive Vice President ("EVP") and COO and Jeannette E. Osterhout as EVP and CFO, effective March 31, 2024. Mr. Conrad served as the Company's EVP and CFO since March 2019 and succeeded Rajive Chadha. In connection with Mr. Conrad's appointment as COO, Ms. Osterhout assumed the role of CFO. Ms. Osterhout served as the Company's EVP and Chief Strategy Officer since November 2020.

Appointments of OMFC's President and CEO and COO

Effective March 31, 2024, OMFC's Board of Directors appointed Ms. Osterhout as OMFC's President and CEO and elected Mr. Conrad as EVP and COO. Ms. Osterhout succeeded Mr. Conrad's former position as President and CEO of OMFC and Mr. Conrad succeeded Mr. Chadha as EVP and COO of OMFC.

Resignation of a Member of the OMH Board of Directors

On September 17, 2024, Aneek S. Mamik resigned from the OMH Board of Directors.

Cash Dividends to OMH's Common Stockholders

For information regarding the quarterly dividends declared by OMH, see "Liquidity and Capital Resources" under Management's Discussion and Analysis of Financial Condition and Results of Operations in this report.

OUTLOOK

We actively monitor the current macroeconomic environment and remain prepared for any developments that may impact our business. Our financial condition and results of operations could be affected by macroeconomic conditions, including changes in unemployment, inflation, interest rates, consumer confidence, and geopolitical actions outside of the U.S. We incorporate updates to our macroeconomic assumptions, as necessary, which could lead to adjustments in our allowance for finance receivable losses, allowance ratio, and provision for finance receivable losses.

Our experienced management team remains focused on maintaining a strong balance sheet with a long liquidity runway and adequate capital while maintaining a conservative and disciplined underwriting model. We believe we are well positioned to serve our customers and execute on our strategic priorities, including:

- striving to be the lender of choice for nonprime consumers and improve their financial well-being;
- continuing to expand our product offerings and grow our receivables;
- maintaining a rigorous focus on maximizing returns while minimizing credit risk;
- leveraging our scale and cost discipline across the Company to deliver improved operating leverage; and
- maintaining a strong liquidity level with diversified funding sources.

We believe our commitment to closely monitor the macroeconomic environment, retain disciplined underwriting, drive strategic growth initiatives, and attract and retain top talent strengthens our ability to navigate challenges and seize opportunities. With a robust balance sheet and a focus on our key initiatives, we are confident in our ability to increase shareholder value and remain resilient and adaptable to navigate an ever-evolving economic, social, political, and regulatory landscape.

Results of Operations

The results of OMFC are consolidated into the results of OMH. Due to the nominal differences between OMFC and OMH, content throughout this section relates only to OMH. See Note 1 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for further information.

OMH'S CONSOLIDATED RESULTS

The following table below presents OMH's consolidated operating results and selected financial statistics. A further discussion of OMH's operating results for our operating segment is provided under "Segment Results" below.

(dollars in millions, except per share amounts)

At or for the Years Ended December 31,		2024		2023		2022
Interest income	$	4,993	$	4,564	$	4,435
Interest expense		1,185		1,019		892
Provision for finance receivable losses		2,040		1,721		1,402
Net interest income after provision for finance receivable losses		1,768		1,824		2,141
Other revenues		695		735		629
Other expenses		1,796		1,719		1,615
Income before income taxes		667		840		1,155
Income taxes		158		199		283
Net income	$	509	$	641	$	872
Share Data:						
Earnings per share:						
Diluted	$	4.24	$	5.32	$	7.01
Selected Financial Statistics (a)						
Total finance receivables:						
Net finance receivables	$	23,554	$	21,349	$	19,986
Average net receivables	$	22,395	$	20,527	$	19,440
Gross charge-off ratio (b)		9.49 %		8.74 %		7.40 %
Recovery ratio		(1.38)%		(1.26)%		(1.29)%
Net charge-off ratio (b)		8.12 %		7.48 %		6.10 %

(dollars in millions, except per share amounts)

At or for the Years Ended December 31,	2024	2023	2022
Selected Financial Statistics, continued (a)			
Personal loans:			
Net finance receivables	$ 20,833	$ 20,274	$ 19,497
Origination volume	$ 12,246	$ 12,296	$ 13,525
Number of accounts	2,375,138	2,361,026	2,305,676
Number of accounts originated	1,171,271	1,224,362	1,342,276
Auto finance:			
Net finance receivables	$ 2,078	$ 745	$ 382
Origination volume	$ 1,075	$ 555	$ 354
Number of accounts	126,518	54,032	28,421
Number of accounts originated	53,222	34,451	23,713
Consumer loans:			
Net finance receivables	$ 22,911	$ 21,019	$ 19,879
Yield	22.23 %	22.20 %	22.78 %
Origination volume	$ 13,321	$ 12,851	$ 13,879
Number of accounts	2,501,656	2,415,058	2,334,097
Number of accounts originated	1,224,493	1,258,813	1,365,989
Net charge-off ratio (b)	7.95 %	7.42 %	6.09 %
30-89 Delinquency ratio	3.23 %	3.28 %	3.07 %
Credit cards:			
Net finance receivables	$ 643	$ 330	$ 107
Purchase volume	$ 892	$ 442	$ 172
Number of open accounts	782,932	430,784	135,335
Debt balances:			
Long-term debt balance	$ 21,438	$ 19,813	$ 18,281
Average daily debt balance	$ 20,748	$ 19,047	$ 17,854

_____

(a)   See "Glossary" at the beginning of this report for formulas and definitions of our key performance ratios.

(b)   The calculation for the year ended December 31, 2024 has been adjusted for policy alignment associated with the Foursight Acquisition.

Comparison of Consolidated Results for Twelve Months Ended December 31, 2024 and 2023

Interest income increased $429 million or 9% in 2024 when compared to 2023 due to growth in average net receivables.

Interest expense increased $166 million or 16% in 2024 when compared to 2023 due to an increase in average debt to support our receivables growth and a higher average cost of funds.

Provision for finance receivable losses increased $319 million or 19% in 2024 when compared to 2023 related to growth in our receivables, higher net charge-offs, and the additional build associated with the loans acquired in the Foursight Acquisition. The increases were partially offset by a lower build in the allowance for finance receivable losses in the current year due to improved credit performance.

Other revenues decreased $40 million or 5% in 2024 when compared to 2023 due to a lower gain on sales of finance receivables, a net loss on the repurchase and repayment of debt in the current period, and a decrease in investment revenue due to lower average corporate cash balances, partially offset by an increase in credit card revenue from growth in receivables and higher servicing revenue associated with our whole loan sale program.

Other expenses increased $77 million or 5% in 2024 when compared to 2023 driven by an increase in general operating expenses due to our strategic investments in the business, including the Foursight Acquisition and growth in our receivables, and restructuring charges in the current period associated with strategic cost-savings initiatives. The increase was partially offset by regulatory settlements in the prior period.

Income taxes decreased $41 million or 20% in 2024 when compared to 2023 due to lower pretax income.

See Note 14 of the Notes to the Consolidated Financial Statements included in this report for further information on effective tax rates.

Comparison of Consolidated Results for 2023 and 2022

For a comparison of OMH's results of operation for the years ended 2023 and 2022, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—OMH's Consolidated Results" in Part II - Item 7 of OMH's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 13, 2024.

NON-GAAP FINANCIAL MEASURES

Management uses C&I adjusted pretax income (loss), a non-GAAP financial measure, as a key performance measure of our segment. C&I adjusted pretax income (loss) represents income (loss) before income taxes on a Segment Accounting Basis and excludes net gain or loss resulting from repurchases and repayments of debt, restructuring charges, acquisition-related transaction and integration expenses, regulatory settlements, and other items and strategic activities. Management believes C&I adjusted pretax income (loss) is useful in assessing the profitability of our segment.

Management also uses C&I pretax capital generation, a non-GAAP financial measure, as a key performance measure of our segment. This measure represents C&I adjusted pretax income as discussed above and excludes the change in our C&I allowance for finance receivable losses in the period while still considering the C&I net charge-offs incurred during the period. Management believes that C&I pretax capital generation is useful in assessing the capital created in the period impacting the overall capital adequacy of the Company. Management believes that the Company's reserves, combined with its equity, represent the Company's loss absorption capacity.

Management utilizes both C&I adjusted pretax income (loss) and C&I pretax capital generation in evaluating our performance. Additionally, both of these non-GAAP measures are consistent with the performance goals established in OMH's executive compensation program. C&I adjusted pretax income (loss) and C&I pretax capital generation are non-GAAP financial measures and should be considered supplemental to, but not as a substitute for or superior to, income (loss) before income taxes, net income, or other measures of financial performance prepared in accordance with GAAP.

OMH's reconciliations of income before income tax expense on a Segment Accounting Basis to C&I adjusted pretax income (non-GAAP) and C&I pretax capital generation (non-GAAP) were as follows:

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Consumer and Insurance			
Income before income taxes - Segment Accounting Basis	$ 707	$ 845	$ 1,169
Adjustments:			
Net loss on repurchases and repayments of debt	33	—	26
Restructuring charges	29	—	7
Acquisition-related transaction and integration expenses	9	—	—
Regulatory settlements	—	26	—
Other	4	3	4
Adjusted pretax income (non-GAAP)	782	874	1,206
Provision for finance receivable losses	1,981	1,721	1,399
Net charge-offs	(1,849)	(1,536)	(1,186)
Pretax capital generation (non-GAAP)	$ 914	$ 1,059	$ 1,419

Segment Results

The e l of OMFC a e con olida ed in o he e l of OMH. D e o he nominal diffe ence be een OMFC and OMH, con en h o gho hi ec ion ela e onl o OMH. See No e 1 of he No e o he Con olida ed Financial S a emen in Pa II - I em 8 in hi e o fo f he info ma ion.

See No e 18 of he No e o he Con olida ed Financial S a emen in Pa II - I em 8 in hi e o fo a de c i ion of o egmen and me hodologie ed o alloca e e en e and e en e o o C&I egmen and fo econcilia ion of egmen o al o con olida ed financial a emen amo n .

CONSUMER AND INSURANCE

The follo ing able belo e en OMH adj ed e a income and elec ed financial a i ic fo C&I on an adj ed Segmen Acco n ing Ba i .

(dolla in million)

At or for the Years Ended December 31,	2024	2023	2022
In e e income	**$ 4,965**	$ 4,559	$ 4,429
In e e e en e	**1,181**	1,015	886
P o i ion fo finance ecei able lo e	**1,981**	1,721	1,399
Net interest income after provision for finance receivable losses	**1,803**	1,823	2,144
O he e en e	**722**	727	644
O he e en e	**1,743**	1,676	1,582
Adjusted pretax income (non-GAAP)	**$ 782**	$ 874	$ 1,206
Selected Financial Statistics (a)			
Total finance receivables:			
Ne finance ecei able	**$ 23,598**	$ 21,349	$ 19,987
A e age ne ecei able	**$ 22,440**	$ 20,528	$ 19,442
G o cha ge-off a io (b)	**9.49 %**	8.74 %	7.40 %
Reco e a io	**(1.37)%**	(1.26)%	(1.29)%
Ne cha ge-off a io (b)	**8.11 %**	7.48 %	6.10 %

(dollars in millions)

At or for the Years Ended December 31,		2024		2023		2022
Selected Financial Statistics, continued (a)						
Personal loans:						
Net finance receivables	$	**20,833**	$	20,274	$	19,498
Origination volume	$	**12,246**	$	12,296	$	13,525
Number of accounts		**2,375,138**		2,361,026		2,305,676
Number of accounts originated		**1,171,271**		1,224,362		1,342,276
Auto finance:						
Net finance receivables	$	**2,122**	$	745	$	382
Origination volume	$	**1,075**	$	555	$	354
Number of accounts		**126,518**		54,032		28,421
Number of accounts originated		**53,222**		34,451		23,713
Consumer loans:						
Net finance receivables	$	**22,955**	$	21,019	$	19,880
Yield		**22.07 %**		22.20 %		22.77 %
Origination volume	$	**13,321**	$	12,851	$	13,879
Number of accounts		**2,501,656**		2,415,058		2,334,097
Number of accounts originated		**1,224,493**		1,258,813		1,365,989
Net charge-off ratio (b)		**7.94 %**		7.42 %		6.09 %
30-89 Delinquency ratio		**3.24 %**		3.28 %		3.07 %
Credit cards:						
Net finance receivables	$	**643**	$	330	$	107
Purchase volume	$	**892**	$	442	$	172
Number of open accounts		**782,932**		430,784		135,335

(a)   See "Glossary" at the beginning of this report for formulas and definitions of our key performance ratios.

(b)   The calculation for the year ended December 31, 2024 has been adjusted for policy alignment associated with the Foursight Acquisition.

Comparison of Adjusted Pretax Income for Twelve Months Ended December 31, 2024 and 2023

Interest income increased $406 million or 9% in 2024 when compared to 2023 due to growth in average net receivables.

Interest expense increased $166 million or 16% in 2024 when compared to 2023 due to an increase in average debt to support our receivables growth and a higher average cost of funds.

Provision for finance receivable losses increased $260 million or 15% in 2024 when compared to 2023 related to growth in our receivables and higher net charge-offs. The increase was partially offset by a lower build in the allowance for finance receivable losses in the current year due to improved credit performance.

Other revenues remained consistent in 2024 when compared to 2023 as a lower gain on sales of finance receivables and a decrease in investment revenue due to lower average corporate cash balances were offset by an increase in credit card revenue from growth in receivables and higher servicing revenue associated with our whole loan sale program.

Other expenses increased $67 million or 4% in 2024 when compared to 2023 driven by an increase in general operating expenses due to our strategic investments in the business, including the Foursight Acquisition and growth in our receivables.

Comparison of Adjusted Pretax Income for 2023 and 2022

For a comparison of OMH's adjusted pretax income for C&I for the years ended 2023 and 2022, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—OMH's Consolidated Results" in Part II -Item 7 of OMH's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 13, 2024

FINANCE RECEIVABLES

Our net finance receivables, consisting of consumer loans and credit cards, were $23.6 billion at December 31, 2024 and $21.3 billion at December 31, 2023. We consider the delinquency status of our finance receivables as our key credit quality indicator. We monitor the delinquency of our finance receivable portfolio, including the migration between the delinquency buckets and changes in the delinquency trends to manage our exposure to credit risk in the portfolio. Our branch and central operation team members work closely with customers as necessary and offer a variety of borrower assistance programs to help support our customers.

DELINQUENCY

We monitor delinquency trends to evaluate the risk of future credit losses and employ advanced analytical tools to manage performance. Team members are actively engaged in collection activities throughout the early stages of delinquency. We closely track and report the percentage of receivables that are contractually 30-89 days past due as a benchmark of portfolio quality, collections effectiveness, and as a strong indicator of losses in coming quarters.

When consumer loans are contractually 60 days past due, we consider these accounts to be at an increased risk for loss and move collection of these accounts to our central collection operations. Use of our central operations teams for managing late-stage delinquency allows us to apply more advanced collection techniques and tools to drive credit performance and operational efficiencies.

We consider our consumer loans to be nonperforming at 90 days contractually past due, at which point we stop accruing finance charges and reverse finance charges previously accrued. For credit cards, we accrue finance charges and fees until charge-off at 180 days contractually past due, at which point we reverse finance charges and fees previously accrued.

The delinquency information for net finance receivables on a Segment Accounting Basis was as follows:

(dollars in millions)	Consumer and Insurance			
	Consumer Loans		Credit Cards	
December 31, 2024				
Current	$	21,633	$	558
30-89 days past due		743		37
90+ days past due		579		48
Total net finance receivables	$	22,955	$	643
Delinquency ratio				
30-89 days past due		3.24 %		5.78 %
30+ days past due		5.76 %		13.26 %
90+ days past due		2.52 %		7.47 %
December 31, 2023				
Current	$	19,725	$	297
30-89 days past due		689		16
90+ days past due		605		17
Total net finance receivables	$	21,019	$	330
Delinquency ratio				
30-89 days past due		3.28 %		4.93 %
30+ days past due		6.16 %		9.96 %
90+ days past due		2.88 %		5.03 %

ALLOWANCE FOR FINANCE RECEIVABLE LOSSES

We estimate and record an allowance for finance receivable losses to cover the expected lifetime credit losses on our finance receivables. Our allowance for finance receivable losses may fluctuate based upon changes in portfolio growth, credit quality, and economic conditions.

Our methodology to estimate expected credit losses uses recent macroeconomic forecasts, which include forecasts for unemployment. We leverage projections from various industry leading providers. We also consider inflationary pressures, consumer confidence levels, and interest rate increases that may continue to impact the economic outlook. At December 31, 2024, our economic forecast used a reasonable and supportable period of 12 months. We may experience further changes to the macroeconomic assumptions within our forecast, as well as changes to our loan loss performance outlook, both of which could lead to further changes in our allowance for finance receivable losses, allowance ratio, and provision for finance receivable losses.

Changes in our allowance for finance receivable losses were as follows:

(dollars in millions)	Consumer and Insurance				Segment to GAAP Adjustment		Consolidated Total	
	Consumer Loans		Credit Cards					
Year Ended December 31, 2024								
Balance at beginning of period	$	2,415	$	65	$	—	$	2,480
Provision for finance receivable losses		1,832		149		59		2,040
Charge-offs		(2,080)		(78)		3		(2,155)
Recoveries		307		2		—		309
Other (a)		98		—		(67)		31
Balance at end of period	$	2,572	$	138	$	(5)	$	2,705
Net finance receivables	$	22,955	$	643	$	(44)	$	23,554
Allowance ratio		11.20 %		21.44 %	N/A			11.48 %
Year Ended December 31, 2023								
Balance at beginning of period	$	2,294	$	21	$	(4)	$	2,311
Impact of adoption of ASU 2022-02 (b)		(20)		—		4		(16)
Provision for finance receivable losses		1,651		70		—		1,721
Charge-offs		(1,768)		(27)		—		(1,795)
Recoveries		258		1		—		259
Balance at end of period	$	2,415	$	65	$	—	$	2,480
Net finance receivables	$	21,019	$	330	$	—	$	21,349
Allowance ratio		11.49 %		19.61 %	N/A			11.62 %
Year Ended December 31, 2022								
Balance at beginning of period	$	2,097	$	5	$	(7)	$	2,095
Provision for finance receivable losses		1,376		23		3		1,402
Charge-offs		(1,431)		(7)		—		(1,438)
Recoveries		252		—		—		252
Balance at end of period	$	2,294	$	21	$	(4)	$	2,311
Net finance receivables	$	19,880	$	107	$	(1)	$	19,986
Allowance ratio		11.54 %		19.12 %	N/A			11.56 %

(a) Represents allowance for finance receivable losses recognized on loans acquired in the Foursight Acquisition. See Note 4 for additional information.

(b)   As a result of the adoption of ASU 2022-02, we recorded a one-time adjustment to the allowance for finance receivable losses. See Notes 3, 4, and 5 of the Notes to the Consolidated Financial Statements in Part II - Item 8 of OMH's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 13, 2024 for additional information on the adoption of ASU 2022-02.

The current delinquency status of our finance receivable portfolio, inclusive of recent borrower performance and loss performance, volume of our modified finance receivable activity, level and recoverability of collateral securing our finance receivable portfolio, portfolio mix, and the reasonable and supportable forecast of economic conditions are the primary drivers that can cause fluctuations in our allowance ratio from period to period. We monitor the allowance ratio to ensure we have a sufficient level of allowance for finance receivable losses based on the estimated lifetime expected credit losses in our finance receivable portfolio. The allowance for finance receivable losses as a percentage of net finance receivables decreased from the prior year period primarily due to an improvement in credit performance and change in the portfolio mix. See Note 6 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for more information about the changes in the allowance for finance receivable losses.

SOURCES AND USES OF FUNDS

We finance the majority of our operating liquidity and capital needs through a combination of cash flows from operations, secured debt, unsecured debt, borrowings from revolving conduit facilities and credit card revolving VFN facilities, whole loan sales, and equity. We may also utilize other sources in the future. As a holding company, all of the funds generated from our operations are earned by our operating subsidiaries. Our operating subsidiaries' primary cash needs relate to funding our lending activities, our debt service obligations, our operating expenses, payment of insurance claims, and supporting strategic initiatives.

We have previously purchased portions of our unsecured indebtedness, and we may elect to purchase additional portions of our unsecured indebtedness or securitized borrowings in the future. Future purchases may be made through the open market, privately negotiated transactions with third parties, or pursuant to one or more tender or exchange offers, all of which are subject to terms, prices, and consideration we may determine at our discretion.

During the year ended December 31, 2024, OMH generated net income of $509 million. OMH's net cash outflow from operating and investing activities totaled $567 million for the year ended December 31, 2024. At December 31, 2024, our scheduled interest payments for 2025 totaled $591 million and there were no scheduled principal payments for 2025 on our existing unsecured debt. As of December 31, 2024, we had $9.7 billion of unencumbered receivables.

Based on our estimates and considering the risks and uncertainties of our plans, we believe that we will have adequate liquidity to finance and operate our businesses and repay our obligations as they become due.

OMFC's Issuances, Redemptions, and Repurchases of Unsecured Debt

On May 22, 2024, OMFC issued a total of $750 million aggregate principal amount of 7.500% Senior Notes due 2031 under the Base Indenture, as supplemented by the Seventeenth Supplemental Indenture, pursuant to which OMH provided a guarantee on an unsecured basis.

On June 10, 2024, OMFC paid a net aggregate amount of $1.0 billion, inclusive of accrued interest and premium, to complete the redemption of its 6.875% Senior Notes due 2025.

On August 19, 2024, OMFC issued a Social Bond offering for a total of $750 million aggregate principal amount of 7.125% Senior Notes due 2031 under the Base Indenture, as supplemented by the Eighteenth Supplemental Indenture, pursuant to which OMH provided a guarantee on an unsecured basis. OMFC allocates an amount equivalent to the net proceeds from the offering to finance or refinance, in part or in full, a portfolio of new or existing loans that meet the eligibility criteria of OneMain's Social Bond Framework.

On November 4, 2024, OMFC issued a total of $900 million aggregate principal amount of 6.625% Senior Notes due 2029 under the Base Indenture, as supplemented by the Nineteenth Supplemental Indenture, pursuant to which OMH provided a guarantee on an unsecured basis.

From time to time we may purchase portions of our unsecured indebtedness through the open market. During the year ended December 31, 2024, we repurchased $589 million of our unsecured notes.

OMFC's Unsecured Corporate Revolver

At December 31, 2024, the borrowing capacity of our corporate revolver was $1.1 billion.

Securitizations, Revolving Conduit Facilities, and Credit Card Revolving VFN Facilities

During the year ended December 31, 2024, we completed one new consumer loan securitization (OMFIT 2024-1, see "Securitized Borrowings" below) and redeemed one consumer loan securitization (FCRT 2021-1, see "Securitized Borrowings" below). During the year ended December 31, 2024, we entered into three new revolving conduit facilities, terminated one revolving conduit facility, and, pursuant to an amendment, converted one revolving conduit facility to a private secured term funding facility. At December 31, 2024, the borrowing capacity of our revolving conduit facilities was $6.0 billion. At December 31, 2024, we had $13.5 billion of consumer loan gross finance receivables pledged as collateral for our securitizations, revolving conduit facilities, and private secured term funding facilities.

Subsequent to December 31, 2024, we issued $900 million principal amount of notes backed by secured consumer loans ("ODART 2025-1"). ODART 2025-1 has a revolving period of five years, during which time no principal payments are required to be made.

During the year ended December 31, 2024, we entered into two credit card revolving VFN facilities. At December 31, 2024, the borrowing capacity of our credit card revolving VFN facilities was $300 million. At December 31, 2024, we had $315 million of credit card principal balances held in OneMain Financial Credit Card Trust ("OMFCT") for our credit card revolving VFN facilities.

Private Secured Term Funding Facilities

At December 31, 2024, the maximum borrowing capacity of $725 million was outstanding under the private secured term funding facilities. These facilities contain terms during which no principal payments are required, followed by subsequent amortization periods, which upon expiration the outstanding principal is due and payable.

See Notes 9 and 10 of the Notes to the Consolidated Financial Statements included in this report for further information on our long-term debt, securitization transactions, private secured term funding facilities, revolving conduit facilities, and credit card revolving VFN facilities.

Credit Ratings

Our credit ratings impact our ability to access capital markets and our borrowing costs. Rating agencies base their ratings on numerous factors, including liquidity, capital adequacy, asset quality, quality of earnings, and the probability of systemic support. Significant changes in these factors could result in different ratings.

The table below outlines OMFC's long-term corporate debt ratings and outlook by rating agencies:

As of December 31, 2024	Rating	Outlook
S&P	BB	Stable
Moody's	Ba2	Stable
KBRA	BB+	Stable

Currently, no other entity has a corporate debt rating, though they may be rated in the future.

Stock Repurchased

During the year ended December 31, 2024, OMH repurchased 755,274 shares of its common stock through its stock repurchase program for an aggregate total of $35 million, including commissions and fees. As of December 31, 2024, OMH held a total of 16,060,384 shares of treasury stock. To provide funding for the OMH stock repurchases, the OMFC Board of Directors authorized dividend payments in the amount of $65 million.

For additional information regarding the shares repurchased, see Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities of Part II included in this report.

Cash Dividend to OMH's Common Stockholders

As of December 31, 2024, the dividend declarations for the current year by the Board were as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share		Amount Paid	
					(in millions)	
February 7, 2024	February 20, 2024	February 23, 2024	$	1.00	$	120
April 30, 2024	May 10, 2024	May 17, 2024		1.04		125
July 31, 2024	August 12, 2024	August 16, 2024		1.04		125
October 30, 2024	November 12, 2024	November 18, 2024		1.04		124
Total			**$**	**4.12**	**$**	**494**

To provide funding for the dividend, OMFC paid dividends of $489 million to OMH during the year ended December 31, 2024.

On January 31, 2025, OMH declared a dividend of $1.04 per share payable on February 20, 2025 to record holders of OMH's common stock as of the close of business on February 12, 2025. To provide funding for the OMH dividend, the OMFC Board of Directors authorized a dividend in the amount of up to $125 million payable on or after February 18, 2025.

While OMH intends to pay its minimum quarterly dividend, currently $1.04 per share, for the foreseeable future, all subsequent dividends will be reviewed and declared at the discretion of the Board and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the Board deems relevant. OMH's dividend payments may change from time to time, and the Board may choose not to continue to declare dividends in the future. See our "Dividend Policy" in Part II - Item 5 of this report for further information.

Whole Loan Sale Transactions

We have whole loan sale flow agreements with third parties, with current terms of less than one year, in which we agreed to sell a remaining total of $900 million gross receivables of newly originated unsecured personal loans along with any associated accrued interest.

During the year ended December 31, 2024, we sold a total of $542 million of gross finance receivables compared to $585 million during the year ended December 31, 2023. See Note 5 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for further information on the whole loan sale transactions.

LIQUIDITY

OMH's Operating Activities

Net cash provided by operations of $2.7 billion for the year ended December 31, 2024 reflected net income of $509 million, the impact of non-cash items including provision for finance receivable losses of $2.0 billion, and an unfavorable change in working capital of $125 million. Net cash provided by operations of $2.5 billion for the year ended December 31, 2023 reflected net income of $641 million, the impact of non-cash items including provision for finance receivable losses of $1.7 billion, and an unfavorable change in working capital of $44 million. Net cash provided by operations of $2.4 billion for the year ended December 31, 2022 reflected net income of $872 million, the impact of non-cash items including provision for finance receivable losses of $1.4 billion, and an unfavorable change in working capital of $82 million.

OMH's Investing Activities

Net cash used for investing activities of $3.3 billion for the year ended December 31, 2024 was due to net principal originations and purchases of finance receivables, purchases of available-for-sale and other securities, and the Foursight Acquisition, partially offset by the proceeds from sales of finance receivables and calls, sales, and maturities of available-for-sale and other securities. Net cash used for investing activities of $2.9 billion and $2.1 billion for the years ended December 31, 2023 and 2022, respectively, was due to net principal originations and purchases of finance receivables and purchases of available-for-sale and other securities, partially offset by the proceeds from sales of finance receivables and calls, sales, and maturities of available-for-sale and other securities.

OMH's Financing Activities

Net cash provided by financing activities of $161 million for the year ended December 31, 2024 was due to the issuances and borrowings of long-term debt, partially offset by repayments and repurchases of long-term debt, cash dividends paid, and common stock repurchased. Net cash provided by financing activities of $932 million for the year ended December 31, 2023 was due to the issuance and borrowings of long-term debt, partially offset by repayments and repurchases of long-term debt and cash dividends paid. Net cash used for financing activities of $326 million was due to repayments and repurchases of long-term debt, cash dividends paid, and the cash paid to repurchase common stock, partially offset by the issuance and borrowings of long-term debt.

OMH's Cash and Investments

At December 31, 2024, we had $458 million of cash and cash equivalents, which included $123 million of cash and cash equivalents held at our regulated insurance subsidiaries or for other operating activities that is unavailable for general corporate purposes.

At December 31, 2024, we had $1.6 billion of investment securities, which are all held as part of our insurance operations and are unavailable for general corporate purposes.

Liquidity Risks and Strategies

OMFC's credit ratings are non-investment grade, which has a significant impact on our cost and access to capital. This, in turn, can negatively affect our ability to manage our liquidity and our ability or cost to refinance our indebtedness.

There are numerous risks to our financial results, liquidity, capital raising, and debt refinancing plans, some of which may not be quantified in our current liquidity forecasts. These risks include, but are not limited to, the following:

- our inability to grow or maintain our consumer loan and credit card portfolios with adequate profitability;
- the effect of federal, state and local laws, regulations, or regulatory policies and practices;
- effects of ratings downgrades on our secured or unsecured debt;
- potential liability relating to real estate and consumer loans which we have sold or may sell in the future, or relating to securitized loans; and
- the potential for disruptions in the debt and equity markets.

The principal factors that could decrease our liquidity are customer delinquencies and defaults, a decline in customer prepayments, rising interest rates, and a prolonged inability to adequately access capital market funding. We intend to support our liquidity position by utilizing some or all of the following strategies:

- maintaining disciplined underwriting standards and pricing for loans we originate or purchase and managing purchases of finance receivables;
- pursuing additional debt financings (including new secured and unsecured debt issuances, debt refinancing transactions, unsecured corporate revolvers, revolving conduit facilities, and credit card revolving VFN facilities), or a combination of the foregoing;
- purchasing portions of our outstanding indebtedness through open market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices, as well as with such consideration, as we may determine; and
- obtaining new and extending existing secured revolving facilities and credit card revolving VFN facilities to provide committed liquidity in case of prolonged market fluctuations.

However, it is possible that the actual outcome of one or more of our plans could be materially different than expected or that one or more of our significant judgments or estimates could prove to be materially incorrect.

OUR INSURANCE SUBSIDIARIES

Our insurance subsidiaries are subject to state regulations that limit their ability to pay dividends. See Note 11 of the Notes to the Consolidated Financial Statements in Part II - Item 8 included in this report for further information on these state restrictions and the dividends paid by our insurance subsidiaries from 2022 to 2024.

OUR DEBT AGREEMENTS

The debt agreements which OMFC and its subsidiaries are a party to include customary terms and conditions, including covenants and representations and warranties. See Note 9 of the Notes to the Consolidated Financial Statements in Part II - Item 8 included in this report for more information on the restrictive covenants under OMFC's debt agreements, as well as the guarantees of OMFC's long-term debt.

Securitized Borrowings

We execute private securitizations under Rule 144A of the Securities Act of 1933, as amended. As of December 31, 2024, our structured financings consisted of the following:

(dollars in millions)	Issue Amount (a)		Initial Collateral Balance		Current Note Amounts Outstanding (a)		Current Collateral Balance (b)		Current Weighted Average Interest Rate	Original Revolving Period
OMFIT 2018-2	$	368	$	381	$	80	$	108	4.77 %	5 years
OMFIT 2019-2		900		947		900		995	3.30 %	7 years
OMFIT 2019-A		789		892		750		892	3.78 %	7 years
OMFIT 2020-2		1,000		1,053		1,000		1,053	2.03 %	5 years
OMFIT 2021-1		850		904		850		904	2.64 %	5 years
OMFIT 2022-S1		600		652		600		652	4.31 %	3 years
OMFIT 2022-2		1,000		1,099		868		917	5.22 %	2 years
OMFIT 2022-3		979		1,090		796		1,059	6.00 %	2 years
OMFIT 2023-1		825		920		825		920	5.82 %	5 years
OMFIT 2023-2		1,400		1,566		1,400		1,566	6.21 %	3 years
OMFIT 2024-1		1,100		1,222		1,100		1,222	5.99 %	7 years
ODART 2019-1		737		750		394		436	3.92 %	5 years
ODART 2021-1		1,000		1,053		453		465	1.11 %	2 years
ODART 2022-1		600		632		430		437	5.05 %	2 years
ODART 2023-1		750		792		750		792	5.63 %	3 years
FCRT 2021-2 (c)		280		281		48		47	2.30 %	N/A
FCRT 2022-1 (c)		293		294		72		70	2.99 %	N/A
FCRT 2022-2 (c)		215		233		57		75	5.91 %	N/A
FCRT 2023-1 (c)		182		199		77		94	5.89 %	N/A
FCRT 2023-2 (c)		200		208		111		119	6.48 %	N/A
FCRT 2024-1 (c)		210		214		142		148	6.08 %	N/A
Total securitizations	$	14,278	$	15,382	$	11,703	$	12,971		

(a) Issue Amount includes the retained interest amounts as applicable and the Current Note Amounts Outstanding balances reflect pay-downs subsequent to note issuance and exclude retained interest amounts.

(b) Inclusive of in-process replenishments of collateral for securitized borrowings in a revolving status as of December 31, 2024.

(c) On April 1, 2024, we assumed the following securitizations as part of the Foursight Acquisition. See Note 4 for additional information.

See "Liquidity and Capital Resources - Sources and Uses of Funds - Securitizations, Revolving Conduit Facilities, and Credit Card Revolving VFN Facilities" above for information on the securitization transaction completed subsequent to December 31, 2024.

Revolving Conduit Facilities

We had access to 17 revolving conduit facilities with a total borrowing capacity of $6.0 billion as of December 31, 2024:

(dollars in millions)	Advance Maximum Balance		Amount Drawn	
OneMain Financial Funding VII, LLC	$	600	$	—
OneMain Financial Auto Funding I, LLC		550		—
Hudson River Funding, LLC		500		—
OneMain Financial Funding XI, LLC		425		—
OneMain Financial Funding VIII, LLC		400		—
River Thames Funding, LLC		400		—
OneMain Financial Funding X, LLC		400		—
OneMain Financial Funding XII, LLC		400		—
Mystic River Funding, LLC		350		—
Thayer Brook Funding, LLC		350		1
Columbia River Funding, LLC		350		—
Hubbard River Funding, LLC		250		—
New River Funding Trust		250		—
St. Lawrence River Funding, LLC		250		—
OneMain Foursight Auto I, LLC		175		—
OneMain Foursight Auto II, LLC		175		—
OneMain Foursight Auto III, LLC		175		—
Total	$	6,000	$	1

Credit Card Revolving VFN Facilities

We also had access to two credit card revolving VFN facilities with a total borrowing capacity of $300 million as of December 31, 2024:

(dollars in millions)	Advance Maximum Balance		Amount Drawn	
OneMain Financial Credit Card Trust – Series 2024-VFN1	$	150	$	—
OneMain Financial Credit Card Trust – Series 2024-VFN2		150		—
Total	$	300	$	—

Contractual Obligations

At December 31, 2024, our material contractual obligations were as follows:

(dollars in millions)	2025	2026-2027	2028-2029	2030+	Securitizations	Private Secured Term Funding Facilities	Revolving Conduit Facilities	Total
Principal maturities on long-term debt:								
Securitization debt (a)	$ —	$ —	$ —	$ —	$ 11,703	$ —	$ —	$ 11,703
Medium-term notes	—	2,179	3,739	3,042	—	—	—	8,960
Junior subordinated debt	—	—	—	350	—	—	—	350
Private secured term funding facilities (a)	—	—	—	—	—	725	—	725
Revolving conduit facilities (a)	—	—	—	—	—	—	1	1
Total principal maturities	—	2,179	3,739	3,392	11,703	725	1	21,739
Interest payments on debt (b)	591	1,011	759	1,076	1,495	125	—	5,057
Total	$ 591	$ 3,190	$ 4,498	$ 4,468	$ 13,198	$ 850	$ 1	$ 26,796

(a) Securitizations, private secured term funding facilities, and borrowings under revolving conduit facilities are not included in maturities by period due to their variable monthly payments.

(b) Future interest payments on floating-rate debt are estimated based upon rates in effect at December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements as defined by SEC rules, and we had no material off-balance sheet exposure to losses associated with unconsolidated VIEs at December 31, 2024 or December 31, 2023.

Critical Accounting Policies and Estimates

We consider the following policies to be our most critical accounting policies because they involve critical accounting estimates and a significant degree of management judgment:

ALLOWANCE FOR FINANCE RECEIVABLE LOSSES - CONSUMER LOANS

We estimate the expected credit losses on our finance receivables over their expected lives based on historical experience, current conditions, and reasonable and supportable forecasts of collectability. No new volume is assumed. Loan renewals are a significant piece of our new volume and are considered a terminal event of the previous loan. For our consumer loans, we have elected not to measure an allowance on accrued finance charges as it is our policy to reverse finance charges previously accrued after four contractual payments become past due.

Our estimate of the allowance for finance receivable losses is primarily based on historical loss experience using a cumulative loss model applied to our consumer loan portfolios. Our gross credit loss expectation is offset by the estimate of future recoveries using historical recovery curves. Our consumer loans are primarily segmented in the loss model by contractual delinquency status. Other attributes in the model include loan modification status, collateral mix, and recent credit score. To estimate the gross credit losses, the model utilizes a roll rate matrix to project the first 12 months of losses and historical cohort performance to project the expected losses over the remaining term. Our methodology relies on historical loss experience to forecast the corresponding future outcomes. These patterns are then applied to the current portfolio to obtain an estimate of future losses.

Management exercises its judgment when determining the amount of allowance for finance receivable losses. Our judgment is based on quantitative analyses, qualitative factors, such as recent portfolio, industry, and other economic trends, and experience in the consumer finance industry. We may adjust the amounts determined by our model for management's estimate of the effects of model imprecision, which include but are not limited to, any changes to underwriting criteria and portfolio seasoning.

Forecasting macroeconomic conditions requires significant judgment and involves estimation uncertainty. We consider key economic factors, most notably unemployment rates, to incorporate into our estimate of the allowance for finance receivable losses. Our macroeconomic forecast considers various scenarios of economic projections from industry leading forecast providers and extends over our reasonable and supportable forecast period, after which we revert to a historical average.

Due to the judgment and uncertainty in estimating the expected credit losses, we may experience changes to the macroeconomic assumptions within our forecast, as well as changes to our loan loss performance outlook, both of which could lead to further changes in our allowance for finance receivable losses, allowance ratio, and provision for finance receivable losses.

Macroeconomic Sensitivity

To demonstrate the sensitivity of forecasting macroeconomic conditions, we compared the output of our model using a baseline scenario to that of a downside scenario. As of December 31, 2024, the impact of a ten percentage point increase in weighting towards a downside scenario increased the estimate by approximately $28 million.

The macroeconomic scenarios are highly influenced by the timing, severity, and duration of changes in the underlying economic factors. This makes it difficult to estimate how potential changes in economic factors affect the estimated credit losses. Therefore, this hypothetical analysis is not intended to represent our expectation of changes in our estimate of expected credit losses due to a change in the macroeconomic environment, nor does it consider management's judgment of other quantitative and qualitative information which could increase or decrease the estimate.

Recent Accounting Pronouncements

See Note 3 of the Notes to the Consolidated Financial Statements in Part II - Item 8 in this report for discussion of recently issued accounting pronouncements.

Seasonality

Our consumer loan volume and demand are generally lowest during the first quarter of the year following the holiday season and as a result of tax refunds, and then increases through the end of the year. Delinquencies follow similar trends, being generally lower during the first quarter of the year and rising throughout the remainder of the year. These seasonal trends contribute to fluctuations in our operating results and cash needs throughout the year.

Market risk refers to the risk to the Company's operations or financial position resulting from a change in market factors, including interest rates, foreign exchange rates, equity, and commodity prices. The composition of our balance sheet, including largely fixed-rate loans along with the tenor and fixed-rate nature of our debt, considerably mitigates our interest rate risk. Our long liquidity runway and staggered debt maturities further reduce any immediate impacts of changes in market interest rates. For further discussion on the impact of market factors, see "Risk Factors" in Part I - Item 1A. of this report.

Sensitivity Analysis

To better reflect the impact of rate changes on financial performance, we have transitioned our sensitivity analysis from a fair-value based approach to an earnings-based approach. This revised approach estimates net interest income sensitivity to parallel interest rate changes based on current and projected funding levels, providing a view of how interest rate changes may affect earnings.

To measure the sensitivity of net interest income to interest rate changes, we projected net interest income over the following 12 months, including forecasted business growth, anticipated funding needs, and expected interest rates. We assumed that interest-rate-sensitive assets and liabilities described below were subject to a hypothetical, immediate 100 basis point ("bps") increase or decrease in interest rates relative to the forecast.

Our exposure to interest rate risk is primarily through our funding activities. Our finance receivables consist of fixed-rate consumer loans and credit cards, and are not viewed to be interest rate sensitive. As such, we have excluded interest income from this analysis. Additionally, the majority of our debt is fixed-rate and therefore not subject to significant interest rate risk. This analysis focuses on our interest-rate-sensitive liabilities, which include variable-rate funding and fixed-rate liabilities maturing and are assumed to be replaced with a market-based rate in the next 12 months. The sensitivity analysis also assumes parallel yield curve shifts, funding needs based on forecasts, and no significant changes in our balance sheet composition or risk strategies.

The following table presents the approximate net interest income impacts forecasted over the next 12 months from an immediate and parallel change in interest rates:

December 31,	2024		2023	
(dollars in millions)	+100 bps	-100 bps	+100 bps	-100 bps
Net interest income	$ (35)	$ 35	$ (32)	$ 32

We did not enter into interest rate-sensitive financial instruments for trading or speculative purposes.

Change from Prior Methodology:
Previously we disclosed the potential changes in the fair values of receivables, investments and debt resulting from hypothetical interest rate changes. While this approach provided insight into balance sheet valuation impacts, it did not reflect the earnings exposure to interest rate risk, which is through changes in funding costs and the effects to earnings.

The earnings-based analysis focuses on net interest income, a key component of our business performance. This change provides readers more meaningful insight into how interest rates could impact our results of operations, highlights the strength of our balance sheet and funding program, and provides relevant and useful disclosures. This revised approach enhances transparency, aligns with industry practices, and offers a clearer understanding of our exposure to interest rate risk and its potential impact on financial performance.

Readers should exercise care in drawing conclusions based on the above analysis. While these changes in net interest income provide a measure of interest rate sensitivity, they do not represent our expectations about the impact of interest rate changes on our financial results. This analysis is based on our corporate forecast and incorporates numerous assumptions and estimates as described above. It also assumes an immediate change in interest rates, without regard to the impact of certain business decisions or initiatives that we would likely undertake to mitigate or eliminate some or all of the adverse effects of the modeled scenarios. Additionally, the analysis does not reflect the potential impacts of macroeconomic changes or variations in the competitive environment.

We have limited exposure to other market risks, including foreign exchange rates, equity prices, and commodity prices. These risks are not considered material to our operations or financial position and are therefore not included in this analysis. Should such exposures become material, we will disclose their potential impacts in future filings.

Item 8. *Financial Statements and Supplementary Data.*

An index to our financial statements and supplementary data follows:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of OneMain Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of OneMain Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Foursight Capital LLC from its assessment of internal control over financial reporting as of December 31, 2024 because it was acquired by the Company in a purchase business combination during 2024. We have also excluded Foursight Capital LLC from our audit of internal control over financial reporting. Foursight Capital LLC is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 4% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Finance Receivable Losses for Consumer Loans – Forecasted Macroeconomic Conditions

As described in Notes 2 and 6 to the consolidated financial statements, the Company's allowance for finance receivable losses for consumer loans was $2,567 million as of December 31, 2024. Management estimates the allowance for finance receivable losses for consumer loans primarily on historical loss experience using a cumulative loss model applied to the Company's consumer loan portfolios. Management also considers forecasted macroeconomic conditions within the Company's reasonable and supportable forecast period, which includes the forecasted unemployment rate.

The principal considerations for our determination that performing procedures relating to the allowance for finance receivable losses for consumer loans – forecasted macroeconomic conditions is a critical audit matter are (i) the significant judgment by management in determining adjustments to the results of the cumulative loss model to reflect forecasted macroeconomic conditions, which led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management's determination of the impact of forecasted macroeconomic conditions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for finance receivable losses for consumer loans, including controls over management's determination of the impact of forecasted macroeconomic conditions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining forecasted macroeconomic conditions and applying those forecasts to the results of the cumulative loss model, which included (i) evaluating the appropriateness of the methodology, (ii) testing the data used in the estimate and (iii) evaluating the reasonableness of management's determination of the impact of forecasted macroeconomic conditions on the allowance for finance receivable losses for consumer loans.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
February 7, 2025

We have served as the Company's auditor since 2002.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of OneMain Finance Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneMain Finance Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of shareholder's equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Finance Receivable Losses for Consumer Loans – Forecasted Macroeconomic Conditions

As described in Notes 2 and 6 to the consolidated financial statements, the Company's allowance for finance receivable losses for consumer loans was $2,567 million as of December 31, 2024. Management estimates the allowance for finance receivable losses for consumer loans primarily on historical loss experience using a cumulative loss model applied to the Company's consumer loan portfolios. Management also considers forecasted macroeconomic conditions within the Company's reasonable and supportable forecast period, which includes the forecasted unemployment rate.

The principal considerations for our determination that performing procedures relating to the allowance for finance receivable losses for consumer loans – forecasted macroeconomic conditions is a critical audit matter are (i) the significant judgment by management in determining adjustments to the results of the cumulative loss model to reflect forecasted macroeconomic conditions, which led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management's determination of the impact of forecasted macroeconomic conditions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for finance receivable losses for consumer loans, including controls over management's determination of the impact of forecasted macroeconomic conditions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining forecasted macroeconomic conditions and applying those forecasts to the results of the cumulative loss model, which included (i) evaluating the appropriateness of the methodology, (ii) testing the data used in the estimate and (iii) evaluating the reasonableness of management's determination of the impact of forecasted macroeconomic conditions on the allowance for finance receivable losses for consumer loans.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
February 7, 2025

We have served as the Company's auditor since 2002.

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(dollars in millions, except par value amount)

December 31,		2024		2023
Assets				
Cash and cash equivalents	$	458	$	1,014
Investment securities (includes available-for-sale securities with a fair value and an amortized cost basis of $1.5 billion and $1.6 billion in 2024, respectively, and $1.6 billion and $1.8 billion in 2023, respectively)		1,607		1,719
Net finance receivables (includes loans of consolidated VIEs of $14.0 billion in 2024 and $12.8 billion in 2023)		23,554		21,349
Unearned insurance premium and claim reserves		(766)		(771)
Allowance for finance receivable losses (includes allowance of consolidated VIEs of $1.6 billion in 2024 and $1.4 billion in 2023)		(2,705)		(2,480)
Net finance receivables, less unearned insurance premium and claim reserves and allowance for finance receivable losses		20,083		18,098
Restricted cash and restricted cash equivalents (includes restricted cash and restricted cash equivalents of consolidated VIEs of $662 million in 2024 and $523 million in 2023)		684		534
Goodwill		1,474		1,437
Other intangible assets		286		260
Other assets		1,318		1,232
Total assets	$	25,910	$	24,294
Liabilities and Shareholders' Equity				
Long-term debt (includes debt of consolidated VIEs of $12.4 billion in 2024 and $11.6 billion in 2023)	$	21,438	$	19,813
Insurance claims and policyholder liabilities		575		615
Deferred and accrued taxes		20		9
Other liabilities (includes other liabilities of consolidated VIEs of $31 million in 2024 and $26 million in 2023)		686		671
Total liabilities		22,719		21,108
Contingencies (Note 15)				
Shareholders' equity:				
Common stock, par value $0.01 per share; 2,000,000,000 shares authorized, 119,360,509 and 119,757,277 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		1		1
Additional paid-in capital		1,734		1,715
Accumulated other comprehensive loss		(81)		(87)
Retained earnings		2,296		2,285
Treasury stock, at cost; 16,060,384 and 15,383,804 shares at December 31, 2024 and December 31, 2023, respectively		(759)		(728)
Total shareholders' equity		3,191		3,186
Total liabilities and shareholders' equity	$	25,910	$	24,294

See Notes to the Consolidated Financial Statements.

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

(dollars in millions, except per share amounts)

Years Ended December 31,	2024	2023	2022
Interest income	$ 4,993	$ 4,564	$ 4,435
Interest expense	1,185	1,019	892
Net interest income	3,808	3,545	3,543
Provision for finance receivable losses	2,040	1,721	1,402
Net interest income after provision for finance receivable losses	1,768	1,824	2,141
Other revenues:			
Insurance	445	448	445
Investment	108	116	61
Gain on sales of finance receivables	23	52	63
Net loss on repurchases and repayments of debt	(34)	—	(27)
Other	153	119	87
Total other revenues	695	735	629
Other expenses:			
Salaries and benefits	879	855	836
Other operating expenses	728	675	621
Insurance policy benefits and claims	189	189	158
Total other expenses	1,796	1,719	1,615
Income before income taxes	667	840	1,155
Income taxes	158	199	283
Net income	$ 509	$ 641	$ 872
Share Data:			
Weighted average number of shares outstanding:			
Basic	119,659,278	120,382,227	124,178,643
Diluted	120,119,983	120,629,590	124,417,274
Earnings per share:			
Basic	$ 4.26	$ 5.33	$ 7.02
Diluted	$ 4.24	$ 5.32	$ 7.01

See Notes to the Consolidated Financial Statements.

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Net income	$ **509**	$ 641	$ 872
Other comprehensive income (loss):			
Net change in unrealized gains (losses) on non-credit impaired available-for-sale securities	**12**	49	(229)
Retirement plan liability adjustments	**6**	—	(12)
Foreign currency translation adjustments	**(14)**	4	(10)
Changes in discount rate for insurance claims and policyholder liabilities	**5**	3	62
Other	**(4)**	(5)	22
Income tax effect:			
Net change in unrealized gains (losses) on non-credit impaired available-for-sale securities	**(2)**	(11)	50
Retirement plan liability adjustments	**(1)**	—	3
Foreign currency translation adjustments	**3**	(1)	2
Changes in discount rate for insurance claims and policyholder liabilities	**(1)**	—	(14)
Other	**—**	1	(5)
Other comprehensive income (loss), net of tax, before reclassification adjustments	**4**	40	(131)
Reclassification adjustments included in net income, net of tax:			
Net realized (gains) losses on available-for-sale securities, net of tax	**2**	—	(1)
Reclassification adjustments included in net income, net of tax	**2**	—	(1)
Other comprehensive income (loss), net of tax	**6**	40	(132)
Comprehensive income	$ **515**	$ 681	$ 740

See Notes to the Consolidated Financial Statements.

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

| | | OneMain Holdings, Inc. Shareholders' Equity | | | | |
(dollars in millions)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance, January 1, 2024	$ 1	$ 1,715	$ (87)	$ 2,285	$ (728)	$ 3,186
Common stock repurchased	—	—	—	—	(35)	(35)
Treasury stock issued	—	—	—	—	4	4
Share-based compensation expense, net of forfeitures	—	30	—	—	—	30
Withholding tax on share-based compensation	—	(11)	—	—	—	(11)
Other comprehensive income	—	—	6	—	—	6
Cash dividends (a)	—	—	—	(498)	—	(498)
Net income	—	—	—	509	—	509
Balance, December 31, 2024	$ 1	$ 1,734	$ (81)	$ 2,296	$ (759)	$ 3,191
Balance, January 1, 2023	$ 1	$ 1,689	$ (127)	$ 2,119	$ (667)	$ 3,015
Net impact of adoption of ASU 2022-02 (b)	—	—	—	12	—	12
Balance, January 1, 2023 (post-adoption)	1	1,689	(127)	2,131	(667)	3,027
Common stock repurchased	—	—	—	—	(65)	(65)
Treasury stock issued	—	—	—	(1)	4	3
Share-based compensation expense, net of forfeitures	—	36	—	—	—	36
Withholding tax on share-based compensation	—	(10)	—	—	—	(10)
Other comprehensive income	—	—	40	—	—	40
Cash dividends (a)	—	—	—	(486)	—	(486)
Net income	—	—	—	641	—	641
Balance, December 31, 2023	$ 1	$ 1,715	$ (87)	$ 2,285	$ (728)	$ 3,186
Balance, January 1, 2022	$ 1	$ 1,672	$ 5	$ 1,727	$ (368)	$ 3,037
Common stock repurchased	—	—	—	—	(303)	(303)
Treasury stock issued	—	—	—	(2)	4	2
Share-based compensation expense, net of forfeitures	—	31	—	—	—	31
Withholding tax on share-based compensation	—	(14)	—	—	—	(14)
Other comprehensive loss	—	—	(132)	—	—	(132)
Cash dividends (a)	—	—	—	(478)	—	(478)
Net income	—	—	—	872	—	872
Balance, December 31, 2022	$ 1	$ 1,689	$ (127)	$ 2,119	$ (667)	$ 3,015

(a) Cash dividends declared were $4.12 per share, $4.00 per share, and $3.80 per share in 2024, 2023, and 2022 respectively.

(b) As a result of the adoption of ASU 2022-02, we recorded a one-time cumulative increase to retained earnings, net of tax.

See Notes to the Consolidated Financial Statements.

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Cash flows from operating activities			
Net income	$ 509	$ 641	$ 872
Reconciling adjustments:			
Provision for finance receivable losses	2,040	1,721	1,402
Depreciation and amortization	277	257	262
Deferred income tax benefit	(42)	(36)	(64)
Net loss on repurchases and repayments of debt	34	—	27
Share-based compensation expense, net of forfeitures	30	36	31
Gain on sales of finance receivables	(23)	(52)	(63)
Other	(1)	(4)	2
Cash flows due to changes in other assets and other liabilities	(125)	(44)	(82)
Net cash provided by operating activities	2,699	2,519	2,387
Cash flows from investing activities			
Net principal originations and purchases of finance receivables	(3,806)	(3,557)	(2,775)
Proceeds from sales of finance receivables	574	641	790
Foursight Acquisition, net of cash acquired	(64)	—	—
Available-for-sale securities purchased	(272)	(179)	(530)
Available-for-sale securities called, sold, and matured	373	323	463
Other securities purchased	(12)	(5)	(6)
Other securities called, sold, and matured	19	6	14
Other, net	(78)	(91)	(75)
Net cash used for investing activities	(3,266)	(2,862)	(2,119)
Cash flows from financing activities			
Proceeds from issuance and borrowings of long-term debt, net of issuance costs	4,388	4,819	5,618
Repayments and repurchases of long-term debt	(3,687)	(3,328)	(5,149)
Cash dividends	(498)	(487)	(480)
Common stock repurchased	(35)	(65)	(303)
Treasury stock issued	4	3	2
Withholding tax on share-based compensation	(11)	(10)	(14)
Net cash provided by (used for) financing activities	161	932	(326)
Net change in cash and cash equivalents and restricted cash and restricted cash equivalents	(406)	589	(58)
Cash and cash equivalents and restricted cash and restricted cash equivalents at beginning of period	1,548	959	1,017
Cash and cash equivalents and restricted cash and restricted cash equivalents at end of period	$ 1,142	$ 1,548	$ 959

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

(dollars in millions)

Years Ended December 31,		2024		2023		2022
Supplemental cash flow information						
Cash and cash equivalents	$	458	$	1,014	$	498
Restricted cash and restricted cash equivalents		684		534		461
Total cash and cash equivalents and restricted cash and restricted cash equivalents	$	1,142	$	1,548	$	959
Interest paid	$	(1,144)	$	(968)	$	(857)
Income taxes paid		(219)		(215)		(343)
Cash paid for amounts included in the measurement of operating lease liabilities		(58)		(59)		(58)
Supplemental non-cash activities						
Right-of-use assets obtained in exchange for operating lease obligations	$	47	$	67	$	66

Restricted cash and restricted cash equivalents primarily represent funds required to be used for future debt payments relating to our secured transactions.

See Notes to the Consolidated Financial Statements.

ONEMAIN FINANCE CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

(dollars in millions, except par value amount)

December 31,	2024	2023
Assets		
Cash and cash equivalents	$ 424	$ 1,011
Investment securities (includes available-for-sale securities with a fair value and an amortized cost basis of $1.5 billion and $1.6 billion in 2024, respectively, and $1.6 billion and $1.8 billion in 2023, respectively)	1,607	1,719
Net finance receivables (includes loans of consolidated VIEs of $14.0 billion in 2024 and $12.8 billion in 2023)	23,554	21,349
Unearned insurance premium and claim reserves	(766)	(771)
Allowance for finance receivable losses (includes allowance of consolidated VIEs of $1.6 billion in 2024 and $1.4 billion in 2023)	(2,705)	(2,480)
Net finance receivables, less unearned insurance premium and claim reserves and allowance for finance receivable losses	20,083	18,098
Restricted cash and restricted cash equivalents (includes restricted cash and restricted cash equivalents of consolidated VIEs of $662 million in 2024 and $523 million in 2023)	684	534
Goodwill	1,474	1,437
Other intangible assets	286	260
Other assets	1,317	1,230
Total assets	$ 25,875	$ 24,289
Liabilities and Shareholder's Equity		
Long-term debt (includes debt of consolidated VIEs of $12.4 billion in 2024 and $11.6 billion in 2023)	$ 21,438	$ 19,813
Insurance claims and policyholder liabilities	575	615
Deferred and accrued taxes	20	9
Other liabilities (includes other liabilities of consolidated VIEs of $31 million in 2024 and $26 million in 2023)	687	672
Total liabilities	22,720	21,109
Contingencies (Note 15)		
Shareholder's equity:		
Common stock, par value $0.50 per share; 25,000,000 shares authorized, 10,160,021 shares issued and outstanding at December 31, 2024 and December 31, 2023	5	5
Additional paid-in capital	1,978	1,959
Accumulated other comprehensive loss	(81)	(87)
Retained earnings	1,253	1,303
Total shareholder's equity	3,155	3,180
Total liabilities and shareholder's equity	$ 25,875	$ 24,289

See Notes to the Consolidated Financial Statements.

ONEMAIN FINANCE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Interest income	$ 4,993	$ 4,564	$ 4,435
Interest expense	1,185	1,019	892
Net interest income	3,808	3,545	3,543
Provision for finance receivable losses	2,040	1,721	1,402
Net interest income after provision for finance receivable losses	1,768	1,824	2,141
Other revenues:			
Insurance	445	448	445
Investment	108	116	61
Gain on sales of finance receivables	23	52	63
Net loss on repurchases and repayments of debt	(34)	—	(27)
Other	153	119	87
Total other revenues	695	735	629
Other expenses:			
Salaries and benefits	879	855	836
Other operating expenses	728	675	621
Insurance policy benefits and claims	189	189	158
Total other expenses	1,796	1,719	1,615
Income before income taxes	667	840	1,155
Income taxes	158	199	283
Net income	$ 509	$ 641	$ 872

See Notes to the Consolidated Financial Statements.

ONEMAIN FINANCE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Net income	$ 509	$ 641	$ 872
Other comprehensive income (loss):			
Net change in unrealized gains (losses) on non-credit impaired available-for-sale securities	12	49	(229)
Retirement plan liability adjustments	6	—	(12)
Foreign currency translation adjustments	(14)	4	(10)
Changes in discount rate for insurance claims and policyholder liabilities	5	3	62
Other	(4)	(5)	22
Income tax effect:			
Net change in unrealized gains (losses) on non-credit impaired available-for-sale securities	(2)	(11)	50
Retirement plan liability adjustments	(1)	—	3
Foreign currency translation adjustments	3	(1)	2
Changes in discount rate for insurance claims and policyholder liabilities	(1)	—	(14)
Other	—	1	(5)
Other comprehensive income (loss), net of tax, before reclassification adjustments	4	40	(131)
Reclassification adjustments included in net income, net of tax:			
Net realized (gains) losses on available-for-sale securities, net of tax	2	—	(1)
Reclassification adjustments included in net income, net of tax	2	—	(1)
Other comprehensive income (loss), net of tax	6	40	(132)
Comprehensive income	$ 515	$ 681	$ 740

See Notes to the Consolidated Financial Statements.

ONEMAIN FINANCE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholder's Equity

(dollars in millions)	Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings		Total Shareholder's Equity	
					OneMain Finance Corporation Shareholder's Equity					
Balance, January 1, 2024	$	5	$	1,959	$	(87)	$	1,303	$	3,180
Share-based compensation expense, net of forfeitures		—		30		—		—		30
Withholding tax on share-based compensation		—		(11)		—		—		(11)
Other comprehensive income		—		—		6		—		6
Cash dividends		—		—		—		(559)		(559)
Net income		—		—		—		509		509
Balance, December 31, 2024	$	5	$	1,978	$	(81)	$	1,253	$	3,155
Balance, January 1, 2023	$	5	$	1,933	$	(127)	$	1,193	$	3,004
Net impact of adoption of ASU 2022-02 *		—		—		—		12		12
Balance, January 1, 2023 (post-adoption)		5		1,933		(127)		1,205		3,016
Share-based compensation expense, net of forfeitures		—		36		—		—		36
Withholding tax on shared-based compensation		—		(10)		—		—		(10)
Other comprehensive income		—		—		40		—		40
Cash dividends		—		—		—		(543)		(543)
Net income		—		—		—		641		641
Balance, December 31, 2023	$	5	$	1,959	$	(87)	$	1,303	$	3,180
Balance, January 1, 2022	$	5	$	1,916	$	5	$	1,078	$	3,004
Share-based compensation expense, net of forfeitures		—		31		—		—		31
Withholding tax on share-based compensation		—		(14)		—		—		(14)
Other comprehensive loss		—		—		(132)		—		(132)
Cash dividends		—		—		—		(757)		(757)
Net income		—		—		—		872		872
Balance, December 31, 2022	$	5	$	1,933	$	(127)	$	1,193	$	3,004

---

* As a result of the adoption of ASU 2022-02, we recorded a one-time cumulative increase to retained earnings, net of tax.

See Notes to the Consolidated Financial Statements.

ONEMAIN FINANCE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(dollars in millions)

Years Ended December 31,		2024		2023		2022
Cash flows from operating activities						
Net income	$	**509**	$	641	$	872
Reconciling adjustments:						
Provision for finance receivable losses		**2,040**		1,721		1,402
Depreciation and amortization		**277**		257		262
Deferred income tax benefit		**(42)**		(36)		(64)
Net loss on repurchases and repayments of debt		**34**		—		27
Share-based compensation expense, net of forfeitures		**30**		36		31
Gain on sales of finance receivables		**(23)**		(52)		(63)
Other		**(1)**		(4)		2
Cash flows due to changes in other assets and other liabilities		**(125)**		(44)		(81)
Net cash provided by operating activities		**2,699**		2,519		2,388
Cash flows from investing activities						
Net principal originations and purchases of finance receivables		**(3,806)**		(3,557)		(2,775)
Proceeds from sales of finance receivables		**574**		641		790
Foursight Acquisition, net of cash acquired		**(64)**		—		—
Available-for-sale securities purchased		**(272)**		(179)		(530)
Available-for-sale securities called, sold, and matured		**373**		323		463
Other securities purchased		**(12)**		(5)		(6)
Other securities called, sold, and matured		**19**		6		14
Other, net		**(78)**		(91)		(75)
Net cash used for investing activities		**(3,266)**		(2,862)		(2,119)
Cash flows from financing activities						
Proceeds from issuance and borrowings of long-term debt, net of issuance costs		**4,388**		4,819		5,618
Repayments and repurchases of long-term debt		**(3,687)**		(3,328)		(5,149)
Cash dividends		**(560)**		(544)		(759)
Withholding tax on share-based compensation		**(11)**		(10)		(14)
Net cash provided by (used for) financing activities		**130**		937		(304)
Net change in cash and cash equivalents and restricted cash and restricted cash equivalents		**(437)**		594		(35)
Cash and cash equivalents and restricted cash and restricted cash equivalents at beginning of period		**1,545**		951		986
Cash and cash equivalents and restricted cash and restricted cash equivalents at end of period	$	**1,108**	$	1,545	$	951

ONEMAIN FINANCE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

(dollars in millions)

Years Ended December 31,		2024		2023		2022
Supplemental cash flow information						
Cash and cash equivalents	$	**424**	$	1,011	$	490
Restricted cash and restricted cash equivalents		**684**		534		461
Total cash and cash equivalents and restricted cash and restricted cash equivalents	$	**1,108**	$	1,545	$	951
Interest paid	$	**(1,144)**	$	(968)	$	(857)
Income taxes paid		**(219)**		(215)		(343)
Cash paid for amounts included in the measurement of operating lease liabilities		**(58)**		(59)		(58)
Supplemental non-cash activities						
Right-of-use assets obtained in exchange for operating lease obligations	$	**47**	$	67	$	66

Restricted cash and restricted cash equivalents primarily represent funds required to be used for future debt payments relating to our secured transactions.

See Notes to the Consolidated Financial Statements.

ONEMAIN HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2024

1. Nature of Operations

OneMain Holdings, Inc. ("OMH") and its wholly owned direct subsidiary, OneMain Finance Corporation ("OMFC"), are financial services holding companies whose subsidiaries engage in the consumer finance and insurance businesses.

The results of OMFC are consolidated into the results of OMH. Due to the nominal differences between OMFC and OMH, content throughout this filing relates to both OMH and OMFC, except where otherwise indicated. OMH and OMFC are referred to in this report, collectively with their subsidiaries, whether directly or indirectly owned, as "the Company," "OneMain," "we," "us," or "our."

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

We prepared our consolidated financial statements using generally accepted accounting principles in the United States of America ("GAAP"). The statements include the accounts of OMH, its wholly owned subsidiaries, and variable interest entities ("VIEs") in which we hold a controlling financial interest and for which we are considered to be the primary beneficiary as of the financial statement date.

We eliminated all material intercompany accounts and transactions. We made judgments, estimates, and assumptions that affect amounts reported in our consolidated financial statements and disclosures of contingent assets and liabilities. In management's opinion, the consolidated financial statements include the normal, recurring adjustments necessary for a fair statement of results. Ultimate results could differ from our estimates. We evaluated the effects of and the need to disclose events that occurred subsequent to the balance sheet date. To conform to the 2024 presentation, we reclassified certain items in prior periods of our consolidated financial statements.

ACCOUNTING POLICIES

Operating Segment

At December 31, 2024, Consumer and Insurance ("C&I") is our only reportable segment. The remaining components (which we refer to as "Other") consist of our liquidating SpringCastle Portfolio servicing activity and our non-originating legacy operations, which primarily include our liquidating real estate loans.

Finance Receivables

Generally, we classify finance receivables as held for investment based on management's intent at the time of origination. We determine classification on a receivable-by-receivable basis. We classify finance receivables as held for investment due to our ability and intent to hold them until their contractual maturities. Our finance receivables held for investment consist of our consumer loans and credit cards. Consumer loans include personal loans and auto finance. We carry finance receivables at amortized cost which includes accrued finance charges, net unamortized deferred origination costs and unamortized fees, unamortized net premiums and discounts on purchased finance receivables, and unamortized finance charges on precomputed receivables.

We include the cash flows from finance receivables held for investment in our consolidated statements of cash flows as investing activities, except for collections of interest, which we include as cash flows from operating activities. We may finance certain optional products offered to our customers as part of finance receivables. In such cases, the insurance premium is included as an operating cash inflow and the financing of the insurance premium is included as part of the finance receivable as an investing cash flow in our consolidated statements of cash flows.

Finance Receivable Revenue Recognition

We recognize finance charges as revenue on the accrual basis using the interest method, which we report in Interest income in our consolidated statements of operations. We defer and amortize the costs to originate certain finance receivables and the revenue from nonrefundable fees, along with any premiums or discounts, as an adjustment to finance charge income using the interest method. For credit cards, we amortize certain deferred costs on a straight-line basis over a twelve-month period.

For our consumer loans, we stop accruing finance charges when four payments (approximately 90 days) become contractually past due. We reverse finance charge amounts previously accrued upon suspension of accrual of finance charges. For credit cards, we continue to accrue finance charges and fees until charge-off when seven payments (approximately 180 days) become contractually past due, at which point we reverse finance charges and fees previously accrued.

For certain finance receivables that had a carrying value that included a purchase premium or discount, we stop accreting the premium or discount at the time we stop accruing finance charges. We do not reverse accretion of premium or discount that was previously recognized.

For our consumer loans, we recognize the contractual interest portion of payments received on nonaccrual finance receivables as finance charges at the time of receipt. We resume the accrual of interest on nonaccrual consumer loans when the past due status on the individual finance receivable improves to the point that the finance receivable no longer meets our policy for nonaccrual. At that time, we also resume accretion of any unamortized premium or discount resulting from a previous purchase premium or discount.

Modified Finance Receivables to Borrowers Experiencing Financial Difficulty

We make modifications to our finance receivables to assist borrowers who are experiencing financial difficulty, participating in a counseling or settlement arrangement, or are in bankruptcy. When we modify the contractual terms for economic or other reasons related to the borrower's financial difficulties we classify that receivable as a modified finance receivable. We restructure finance receivables only if we believe the customer has the ability to pay under the restructured terms for the foreseeable future.

When we modify an account, we primarily use a combination of the following to reduce the borrower's monthly payment: reduce the interest rate, extend the term, defer or forgive past due interest, or forgive principal. As part of the modification, we may require qualifying payments before the accounts are generally brought current for delinquency reporting. In addition, for principal forgiveness, we may require future payment performance by the borrower under the modified terms before the balances are contractually forgiven. We fully reserve for any potential principal forgiveness in our allowance for finance receivable losses.

Accounts that are deemed to be a modified finance receivable are measured for impairment in accordance with our policy for allowance for finance receivable losses.

Allowance for Finance Receivable Losses

We establish the allowance for finance receivable losses through the provision for finance receivable losses. We evaluate our finance receivable portfolio by level of contractual delinquency in the portfolio, specifically in the late-stage delinquency buckets and inclusive of the migration of the loans through the delinquency buckets. Our finance receivables consist of a large number of relatively small, homogeneous accounts.

We estimate the allowance for finance receivable losses primarily on historical loss experience using a cumulative loss model applied to our consumer loans. Our gross credit loss expectation is offset by the estimate of future recoveries using historical recovery curves. Our consumer loans are primarily segmented in the loss model by contractual delinquency status. Other attributes in the model include loan modification status, collateral mix, and recent credit score.

To estimate the gross credit losses for consumer loans, the model utilizes a roll rate matrix to project the first 12 months of losses and historical cohort performance to project the expected losses over the remaining term. Our methodology relies on historical loss experience to forecast the corresponding future outcomes.

These patterns are then applied to the current portfolio to obtain an estimate of future losses. We also consider key economic trends including unemployment rates. Forecasted macroeconomic conditions extend to our reasonable and supportable forecast period and revert to a historical average. No new volume is assumed. Loan renewals are a significant piece of our new volume and are considered a terminal event of the previous loan.

For our consumer loans, we have elected not to measure an allowance on accrued finance charges as it is our policy to reverse finance charge amounts previously accrued after four contractual payments become past due. For credit cards, we measure an allowance on uncollected finance charges, but do not measure an allowance on the unfunded portion of the credit card lines as the accounts are unconditionally cancellable.

Management exercises its judgment when determining the amount of allowance for finance receivable losses. Our judgment is based on quantitative analyses, qualitative factors, such as recent portfolio, industry, and other economic trends, and experience in the consumer finance industry. We may adjust the amounts determined by our model for management's estimate of the effects of model imprecision which include but are not limited to, any changes to underwriting criteria and portfolio seasoning.

We generally charge-off to the allowance for finance receivable losses on consumer loans and credit cards that are beyond seven payments (approximately 180 days) contractually past due. Exceptions include accounts in bankruptcy, which are generally charged off at the earlier of notice of discharge or when the customer becomes seven payments contractually past due, and accounts of deceased borrowers, which are generally charged off at the time of notice. Generally, we start repossession of any titled personal property when the customer becomes two payments (approximately 30 days) contractually past due and may charge-off prior to the account becoming seven payments (approximately 180 days) contractually past due.

We may renew delinquent secured or unsecured loan accounts if the customer meets current underwriting criteria and it does not appear that the cause of past delinquency will affect the customer's ability to repay the renewed loan. We subject all renewals to the same credit risk underwriting process as we would a new application for credit.

Goodwill

Goodwill represents the amount of purchase price over the fair value of net assets we acquired in connection with business combinations. We test goodwill for potential impairment at least annually as of October 1 of each year and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying amount.

We first complete a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative assessment indicates that it is more likely than not that the reporting unit's fair value is less than its carrying amount, we proceed with the quantitative impairment test. When necessary, the fair value of the reporting unit is calculated utilizing the income approach, which uses prospective financial information of the reporting unit discounted at a rate we estimate a market participant would use.

Intangible Assets other than Goodwill

At the time we initially recognize intangible assets, a determination is made with regard to each asset's useful life. We amortize our finite useful life intangible assets in a manner that reflects the pattern of economic benefit used.

For intangible assets with a finite useful life, we review for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future cash flows is less than the carrying value of the respective asset. Impairment is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.

For indefinite-lived intangible assets, we review for impairment at least annually and more frequently if events or changes in circumstances indicate the assets are more likely than not to be impaired. We first complete a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative assessment indicates that the assets are more likely than not to have been impaired, we proceed with the fair value calculation of the assets. The fair value is determined in accordance with our fair value measurement policy. If the carrying value exceeds the estimated fair value, an impairment loss will be recognized in an amount equal to the difference and the indefinite life classification will be evaluated to determine whether such classification remains appropriate.

Leases

All our leases are classified as operating leases, and we are the lessee or sublessor in all our lease arrangements. At inception of an arrangement, we determine if a lease exists. At lease commencement date, we recognize a right-of-use asset and a lease liability measured at the present value of lease payments over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Since our operating leases do not provide an implicit rate, we utilize the best available information to determine our incremental borrowing rate, which is used to calculate the present value of lease payments. The right-of-use asset also includes any prepaid fixed lease payments and excludes lease incentives. Options to extend or terminate a lease may be included in our lease arrangements. We reflect the renewal or termination option in the right-of-use asset and lease liability when it is reasonably certain that we will exercise those options. In the normal course of business, we will renew leases that expire or replace them with leases on other properties.

We have elected the practical expedient to treat both the lease component and non-lease component for our leased office space portfolio as a single lease component. Operating lease costs for lease payments are recognized on a straight-line basis over the lease term and are included in Other operating expenses in our consolidated statements of operations. In addition to rent, we pay taxes, insurance, and maintenance expenses under certain leases as variable lease payments. The lease right-of-use assets are included in Other assets and the lease liabilities are included in Other liabilities in our consolidated balance sheets.

Insurance Premiums

We recognize revenue for short-duration contracts over the related contract period. Short-duration contracts primarily consist of credit life, credit disability, credit involuntary unemployment insurance, and collateral protection policies. We defer single premium credit insurance premiums from affiliates in unearned premium reserves, which we include as a reduction to Net finance receivables in our consolidated balance sheets. We recognize unearned premiums on credit life, credit disability, credit involuntary unemployment insurance, and collateral protection insurance as revenue using the sum-of-the-digits, straight-line or other appropriate methods over the terms of the policies. Premiums from reinsurance assumed are earned over the related contract period.

We recognize revenue on long-duration contracts when due from policyholders. Long-duration contracts include term and whole life, accidental death and dismemberment, and disability income protection. For single premium long-duration contracts, a liability is accrued, which represents the present value of estimated future policy benefits to be paid to or on behalf of policyholders and related expenses, when premium revenue is recognized. The effects of changes in such estimated future policy benefit reserves are classified in Insurance policy benefits and claims in our consolidated statements of operations.

We recognize commissions on optional products as Other revenues - other in our consolidated statements of operations when earned.

We may finance certain optional products offered to our customers as part of finance receivables. In such cases, unearned premiums and certain unpaid claim liabilities related to our borrowers are netted and classified as contra-assets in Net finance receivables in our consolidated balance sheets. The insurance premium is included as an operating cash inflow and the financing of the insurance premium is included as part of the finance receivable as an investing cash flow in our consolidated statements of cash flows.

Policy and Claim Reserves

Policy reserves for credit life, credit disability, credit involuntary unemployment, and collateral protection insurance equal related unearned premiums. Reserves for losses and loss adjustment expenses are based on claims experience, actual claims reported, and estimates of claims incurred but not reported. Assumptions utilized in determining appropriate reserves are based on historical experience, adjusted to provide for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience and industry standards, and revised if it is determined that future experience will differ substantially from that previously assumed. Since reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are classified in Insurance policy benefits and claims in our consolidated statements of operations in the period in which the estimates are changed.

We base annuity reserves on assumptions as to investment yields and mortality. Ceded insurance reserves are included in Other assets in our consolidated balance sheets and include estimates of the amounts expected to be recovered from reinsurers on insurance claims and policyholder liabilities.

Policy reserves are established for our long-duration contracts. The liability for future policy benefits is the present value of estimated future policy benefits to be paid to or on behalf of policyholders less the present value of estimated future net premiums to be collected from policyholders. To estimate the liability, we make assumptions for mortality, morbidity, lapses, and the discount rate.

At least annually, we update our estimate of the liability with actual experience and review our cash flow assumptions. The updated liability is discounted at the original discount rate at contract inception, and the change in the balance is recognized as a remeasurement gain or loss and included in Insurance policy benefits and claims in our consolidated statements of operations.

The discount rate assumption is the equivalent of an upper-medium grade fixed-income instrument yield. To determine the original discount rate at contract inception, we use a weighted average rate based on a forward yield curve over the contract issue year. At each reporting period, the liability is remeasured using the current discount rate and the change in the liability due to the discount rate is recognized in Accumulated other comprehensive income (loss) in our consolidated balance sheets.

Insurance Policy Acquisition Costs

We defer insurance policy acquisition costs (primarily commissions, reinsurance fees, and premium taxes). We include deferred policy acquisition costs in Other assets in our consolidated balance sheets and amortize these costs over the terms of the related policies, whether directly written or reinsured.

Investment Securities

We generally classify our investment securities as available-for-sale or other, depending on management's intent. Other securities primarily consist of equity securities and those securities for which the fair value option was elected.

Our investment securities classified as available-for-sale are recorded at fair value. We adjust related balance sheet accounts to reflect the current fair value of investment securities and record the adjustment, net of tax, in Accumulated other comprehensive income or loss in shareholders' equity. We record interest receivable on investment securities in Other assets in our consolidated balance sheets.

We classify our investment securities in the fair value hierarchy framework based on the observability of inputs. Inputs to the valuation techniques are described as being either observable (Level 1 or 2) or unobservable (Level 3) assumptions (as further described in "Fair Value Measurements" below) that market participants would use in pricing an asset or liability.

Impairments on Investment Securities

We evaluate our available-for-sale securities on an individual basis to identify any instances where the fair value of the investment security is below its amortized cost. For these securities, we then evaluate whether an impairment exists if any of the following conditions are present:

- we intend to sell the security;
- it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis; or
- we do not expect to recover the security's entire amortized cost basis (even if we do not intend to sell the security).

If we intend to sell an impaired investment security or we will likely be required to sell the security before recovery of its amortized cost basis less any current period credit loss, we recognize the impairment as a direct write-down in Other revenues - investment in our consolidated statements of operations equal to the difference between the investment security's amortized cost and its fair value at the balance sheet date. Once the impairment is recorded, we adjust the investment security to a new amortized cost basis equal to the previous amortized cost basis less the impairment write-down recognized in the current period.

In determining whether a credit loss exists, we compare our best estimate of the present value of the cash flows expected to be collected from the security to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, a credit loss exists and an allowance for credit losses is recorded, not to exceed the total unrealized loss on the security. The cash flows expected to be collected are determined by assessing all available information, including issuer default rate, ratings changes and adverse conditions related to the industry sector, financial condition of issuer, credit enhancements, collateral default rates, and other relevant criteria. Management considers factors such as our investment strategy, liquidity requirements, overall business plans, and recovery periods for securities in previous periods of broad market declines.

If a credit loss exists with respect to an investment in a security (i.e., we do not expect to recover the entire amortized cost basis of the security), we would be unable to assert that we will recover our amortized cost basis even if we do not intend to sell the security. Therefore, in these situations, a credit impairment is considered to have occurred.

If a credit impairment exists, but we do not intend to sell the security and we will likely not be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the impairment is bifurcated as: (i) the estimated amount relating to credit loss; and (ii) the amount relating to non-credit related factors. We recognize the estimated credit loss as an allowance on the balance sheet in investment securities, with a corresponding loss in Other revenues - investment, and the non-credit loss amount in Accumulated other comprehensive income or loss.

For investment securities in which a credit impairment was recorded through an allowance, we record subsequent increases and decreases in the allowance for credit losses as credit loss expense or reversal of credit loss expense in Other revenues - investment. We will not reverse a previously recorded allowance to an amount below zero. We recognize subsequent increases and decreases in the fair value of our available-for-sale securities from non-credit related factors in Accumulated other comprehensive income or loss.

Interest receivables on our investment securities are excluded from the amortized cost and fair value and are recorded in Other assets in our consolidated balance sheets. We have elected not to measure an allowance on interest receivables due to our policy to reverse interest receivable at the time collectability is uncertain. The reversal of interest receivable is recorded in Other revenues - investment in our consolidated statements of operations.

Investment Revenue Recognition

We recognize interest on interest bearing fixed-maturity investment securities as revenue on the accrual basis. We amortize any premiums or accrete any discounts as a revenue adjustment using the interest method. We stop accruing interest revenue when the collection of interest becomes uncertain. We record dividends on equity securities as revenue on ex-dividend dates. We recognize income on mortgage-backed and asset-backed securities as revenue using an effective yield based on estimated prepayments of the underlying collateral. If actual prepayments differ from estimated prepayments, we calculate a new effective yield and adjust the net investment in the security accordingly. We record the adjustment, along with all investment securities revenue, in Other revenues - investment in our consolidated statements of operations. We specifically identify realized gains and losses on investment securities and include them in Other revenues - investment in our consolidated statements of operations.

Variable Interest Entities

An entity is a VIE if the entity does not have sufficient equity at risk for the entity to finance its activities without additional financial support or has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated into the financial statements of its primary beneficiary. When we have a variable interest in a VIE, we qualitatively assess whether we have a controlling financial interest in the entity and, if so, whether we are the primary beneficiary. In applying the qualitative assessment to identify the primary beneficiary of a VIE, we are determined to have a controlling financial interest if we have (i) the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We consider the VIEs' purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders. We continually reassess the VIEs' primary beneficiary and whether we have acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances.

Cash and Cash Equivalents

We consider unrestricted cash on hand and short-term investments having maturity dates within three months of their date of acquisition to be cash and cash equivalents.

We typically maintain cash in financial institutions in excess of the Federal Deposit Insurance Corporation's insurance limits. We evaluate the creditworthiness of these financial institutions in determining the risk associated with these cash balances. We do not believe that the Company is exposed to any significant credit risk on these accounts and have not experienced any losses in such accounts.

Restricted Cash and Cash Equivalents

We include funds to be used for future debt payments and collateral relating to our secured debt, insurance regulatory deposits, and reinsurance trusts with third parties, in each case, in restricted cash and cash equivalents.

Long-term Debt

We generally report our long-term debt at the face value of the debt instrument, which we adjust for any unaccreted discount, unamortized premium, or unaccreted debt issuance costs. For our securitizations, we have elected to amortize and accrete these items over the life of the debt instrument based on the projected cash flows. For all other debt instruments, we generally amortize and accrete these items over the contractual life of the debt instrument based on the contractual terms. Amortization and accretion of these items are recorded to Interest expense in our consolidated statements of operations.

Income Taxes

We recognize income taxes using the asset and liability method. We establish deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the tax rates expected to be in effect when the temporary differences reverse. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards.

Realization of our gross deferred tax asset depends on our ability to generate sufficient taxable income of the appropriate character within the carryforward periods of the jurisdictions in which the net operating and capital losses, deductible temporary differences and credits were generated. When we assess our ability to realize deferred tax assets, we consider all available evidence and we record valuation allowances to reduce deferred tax assets to the amounts that management conclude are more-likely-than-not to be realized.

We recognize income tax benefits associated with uncertain tax positions, when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more likely than not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority.

Retirement Benefit Plans

We have funded and unfunded noncontributory defined pension plans. We recognize the net pension asset or liability, also referred to herein as the funded status of the benefit plan, in Other assets or Other liabilities in our consolidated balance sheets, depending on the funded status at the end of each reporting period. We recognize the net actuarial gains or losses and prior service cost or credit that arise during the period in Accumulated other comprehensive income or loss.

Many of our employees are participants in our 401(k) Plan. Our contributions to the plan are charged to Salaries and benefits in our consolidated statements of operations.

Share-based Compensation Plans

We measure compensation cost for service-based and performance-based awards at estimated fair value and recognize compensation expense over the requisite service period for awards expected to vest. The estimation of awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment to Salaries and benefits in our consolidated statements of operations in the period estimates are revised. For service-based awards subject to graded vesting, expense is recognized under the straight-line method. Expense for performance-based awards with graded vesting is recognized under the accelerated method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period.

Fair Value Measurements

Management is responsible for the determination of the fair value of our financial assets and financial liabilities and the supporting methodologies and assumptions. We employ widely accepted internal valuation models or utilize third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments or pools of finance receivables. When our valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, we determine fair value either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Our valuation process typically requires obtaining data about market transactions and other key valuation model inputs from internal or external sources and, through the use of widely accepted valuation models, provides a single fair value measurement for individual securities or pools of finance receivables. The inputs used in this process include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, bid-ask spreads, currency rates, and other market-observable information as of the measurement date, as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and other issue or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased. We assess the reasonableness of individual security values received from our valuation service providers through various analytical techniques. As part of our internal price reviews, assets that fall outside a price change tolerance are sent to our third-party investment manager for further review. In addition, we may validate the reasonableness of fair values by comparing information obtained from our valuation service providers to other third-party valuation sources for selected securities.

We measure and classify assets and liabilities in our consolidated balance sheets in a hierarchy for disclosure purposes consisting of three "Levels" based on the observability of inputs available in the marketplace used to measure the fair values. In general, we determine the fair value measurements classified as Level 1 based on inputs utilizing quoted prices in active markets for identical assets or liabilities that we have the ability to access. We generally obtain market price data from exchange or dealer markets. We do not adjust the quoted price for such instruments.

We determine the fair value measurements classified as Level 2 based on inputs utilizing other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The use of observable and unobservable inputs is further discussed in Note 19.

In certain cases, the inputs we use to measure the fair value of an asset may fall into different levels of the fair value hierarchy. In such cases, we determine the level in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Earnings Per Share (OMH Only)

Basic earnings per share is computed by dividing net income or loss by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed based on the weighted-average number of common shares plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares represent outstanding unvested restricted stock units and awards.

ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

Segment Reporting

In November of 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires annual and interim disclosure of significant segment expenses and other segment items.

The amendments in this ASU became effective for the Company beginning with this Annual Report on Form 10-K for the year ended December 31, 2024, and we have adopted using the retrospective transition method. See Note 18 for additional information on the adoption of ASU 2023-07.

ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED

Income Taxes

In December of 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which requires disaggregated information in the rate reconciliation and income taxes paid disclosures. The amendments in this ASU will become effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis, with retrospective application allowed. We are currently evaluating the impact of the standard to our income tax disclosures.

Expense Disaggregation Disclosures

In December of 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40),* which requires disclosure of certain costs and expenses in the notes to the financial statements. The amendments in this ASU will become effective for fiscal years beginning after December 15, 2026, and will be effective for interim periods with fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied on a prospective basis, with retrospective application allowed. We are currently evaluating the impact of the standard to our financial statement disclosures.

We do not believe that any other accounting pronouncements issued, but not yet effective, would have a material impact on our consolidated financial statements or disclosures, if adopted.

4. Foursight Acquisition

On April 1, 2024, we completed the acquisition of all of the outstanding common stock of Foursight Capital LLC ("Foursight") from Jefferies Financial Group, Inc. for $125 million in cash ("Foursight Acquisition"). Foursight is an automobile finance company that purchases and services automobile retail installment contracts primarily made to near-prime borrowers across the country. Contracts are sourced through an extensive network of dealers. The acquisition supports our expansion into the auto lending business.

The acquisition has been accounted for as a business combination using the acquisition method of accounting. The purchase consideration was allocated to the assets acquired and liabilities assumed based on their respective estimated fair values as of April 1, 2024, with the excess recorded to goodwill as shown below.

(dollars in millions)	Amount
Cash consideration	$ 125
Fair value of assets acquired:	
Cash and cash equivalents	10
Net finance receivables	867
Allowance for finance receivable losses	(31)
Restricted cash and restricted cash equivalents	50
Other intangibles	32
Other assets	21
Fair value of liabilities assumed:	
Long-term debt	848
Other liabilities	13
Goodwill	$ 37

The goodwill of $37 million recognized from the Foursight Acquisition reflects the strategic benefits and opportunities of the combined company and is reported in our C&I segment. Tax deductible goodwill is $52 million, reflecting differences in the allocation of purchase price for tax purposes. See Note 8 for a reconciliation of the carrying amount of goodwill at the beginning of 2024 and December 31, 2024.

Assets acquired include auto finance receivables with a fair value of $829 million on gross receivables of $908 million. Of this amount, we determined $226 million of gross receivables have experienced more-than-insignificant credit deterioration since origination ("purchased credit deteriorated" or "PCD" loans) and recorded an allowance for finance receivable losses for PCD loans of $31 million at the acquisition date. The remaining loans were deemed to be non-PCD loans, and an additional $61 million was recorded in our Allowance for finance receivable losses and recognized through Provision for finance receivable losses in our consolidated statement of operations for the year ended December 31, 2024.

The results of operations of Foursight are included in our consolidated statement of operations subsequent to the acquisition date. We have omitted the pro forma disclosures as we have determined that the acquisition did not have a significant impact to our consolidated financial statements.

5. Finance Receivables

Our finance receivables consist of consumer loans and credit cards. Consumer loans include personal loans and auto finance. Personal loans are non-revolving, with a fixed rate, have fixed terms generally between three and six years, and are secured by automobiles, other titled collateral, or are unsecured. Auto finance includes automobile retail installment contracts originated at the point of purchase through our dealership network. Auto finance loans are non-revolving, with a fixed rate, have fixed terms generally between three and six years, and are secured by automobiles. Credit cards are open-ended, revolving, with a fixed rate, and are unsecured.

Components of our net finance receivables were as follows:

	Consumer Loans				
(dollars in millions)	Personal Loans	Auto Finance	Total Consumer Loans	Credit Cards	Total
December 31, 2024					
Gross finance receivables *	**$ 20,514**	**$ 2,061**	**$ 22,575**	**$ 632**	**$ 23,207**
Unearned fees	**(239)**	**(32)**	**(271)**	**—**	**(271)**
Accrued finance charges and fees	**356**	**22**	**378**	**—**	**378**
Deferred origination costs	**202**	**27**	**229**	**11**	**240**
Total	**$ 20,833**	**$ 2,078**	**$ 22,911**	**$ 643**	**$ 23,554**
December 31, 2023					
Gross finance receivables *	$ 19,977	$ 744	$ 20,721	$ 322	$ 21,043
Unearned fees	(223)	(13)	(236)	—	(236)
Accrued finance charges and fees	326	7	333	—	333
Deferred origination costs	194	7	201	8	209
Total	$ 20,274	$ 745	$ 21,019	$ 330	$ 21,349

* Consumer loan gross finance receivables equal the unpaid principal balance. For precompute personal loans, unpaid principal balance is the gross contractual payments less the unaccreted balance of unearned finance charges. Credit card gross finance receivables equal the unpaid principal balance, billed interest, and fees.

GEOGRAPHIC DIVERSIFICATION

Geographic diversification of finance receivables reduces the concentration of credit risk associated with economic stresses in any one region. The largest concentrations of net finance receivables were as follows:

December 31, (dollars in millions)	2024		2023 (a)	
	Amount	Percent	Amount	Percent
Personal Loans:				
Texas	$ 2,054	10 %	$ 2,010	10 %
Florida	1,550	8	1,528	8
California	1,547	7	1,448	7
Pennsylvania	1,269	6	1,277	6
Ohio	1,000	5	972	5
North Carolina	940	5	1,010	5
New York	913	4	856	4
Georgia	823	4	784	4
Illinois	816	4	780	4
Indiana	705	3	711	3
Other	9,216	44	8,898	44
Total personal loans	$ 20,833	100 %	$ 20,274	100 %
Auto Finance				
Florida	$ 159	8 %	$ 81	11 %
Georgia	155	7	63	8
Texas	141	7	5	1
Illinois	132	6	43	6
California	124	6	80	11
North Carolina	108	5	62	8
Indiana	99	5	29	4
Missouri	99	5	32	4
Ohio	89	4	34	5
Kentucky	88	4	29	4
Other	884	43	287	38
Total auto finance	$ 2,078	100 %	$ 745	100 %
Credit Cards:				
Texas	$ 87	14 %	$ 46	14 %
California	84	13	50	15
Florida	76	12	38	11
Pennsylvania	37	6	18	5
Illinois	32	5	15	5
Ohio	31	5	15	5
Georgia	31	5	15	5
Other	265	40	133	40
Total credit cards	$ 643	100 %	$ 330	100 %

(a)   December 31, 2023 concentrations of net finance receivables are presented in the order of December 31, 2024 state concentrations.

WHOLE LOAN SALE TRANSACTIONS

We have whole loan sale flow agreements with third parties, with current terms of less than one year, in which we agreed to sell a remaining total of $900 million gross receivables of newly originated unsecured personal loans along with any associated accrued interest. Loans sold are derecognized from our balance sheet at the time of sale. We service the loans sold and are entitled to a servicing fee and other fees commensurate with the services performed as part of the agreements. The gain on sales and servicing fees are recorded in Other revenues in our consolidated statements of operations.

We sold a total of $542 million and $585 million of gross finance receivables during the years ended December 31, 2024 and 2023, respectively. The gain on the sales were $23 million and $52 million during the years ended December 31, 2024 and 2023, respectively.

CREDIT QUALITY INDICATOR

We consider the delinquency status of our finance receivables as our key credit quality indicator. We monitor the delinquency of our finance receivable portfolio, including the migration between the delinquency buckets and changes in the delinquency trends to manage our exposure to credit risk in the portfolio.

When consumer loans are 60 days contractually past due, we consider these accounts to be at an increased risk for loss and move collection of these accounts to our central collection operations. We consider our consumer loans to be nonperforming at 90 days or more contractually past due, at which point we stop accruing finance charges and reverse finance charges previously accrued. All consumer loans in nonaccrual status are considered in our estimate of allowance for finance receivable losses.

The following table below is a summary of finance charges and fees on our consumer loans:

| | Years Ended December 31, | | | | | | | |
| | 2024 | | | | 2023 | | | |
(dollars in millions)	Personal Loans		Auto Finance		Personal Loans		Auto Finance	
Net accrued finance charges reversed	$	160	$	9	$	144	$	2
Finance charges recognized from the contractual interest portion of payments received on nonaccrual loans		17		1		18		—

We accrue finance charges and fees on credit cards until charge-off at 180 days contractually past due, at which point we reverse finance charges and fees previously accrued.

Net accrued finance charges and fees reversed on credit cards were as follows:

| | Years Ended December 31, | | | |
(dollars in millions, except per share amounts)	2024		2023	
Net accrued finance charges and fees reversed	$	35	$	11

The following tables below are a summary of our personal loans by the year of origination and number of days delinquent:

(dollars in millions)	2024	2023	2022	2021	2020	Prior	Total
December 31, 2024							
Performing							
Current	$ 9,820	$ 5,337	$ 2,913	$ 1,143	$ 272	$ 155	$ 19,640
30-59 days past due	89	129	100	48	14	11	391
60-89 days past due	55	86	62	32	8	6	249
Total performing	9,964	5,552	3,075	1,223	294	172	20,280
Nonperforming (Nonaccrual)							
90+ days past due	84	211	150	74	20	14	553
Total	$ 10,048	$ 5,763	$ 3,225	$ 1,297	$ 314	$ 186	$ 20,833
Gross charge-offs *	$ 51	$ 655	$ 728	$ 376	$ 104	$ 70	$ 1,984

* Represents gross charge-offs for the year ended December 31, 2024.

(dollars in millions)	2023	2022	2021	2020	2019	Prior	Total
December 31, 2023							
Performing							
Current	$ 9,759	$ 5,527	$ 2,454	$ 776	$ 376	$ 114	$ 19,006
30-59 days past due	113	153	88	27	16	7	404
60-89 days past due	74	104	59	17	10	4	268
Total performing	9,946	5,784	2,601	820	402	125	19,678
Nonperforming (Nonaccrual)							
90+ days past due	125	259	143	40	21	8	596
Total	$ 10,071	$ 6,043	$ 2,744	$ 860	$ 423	$ 133	$ 20,274
Gross charge-offs *	$ 63	$ 734	$ 625	$ 183	$ 101	$ 40	$ 1,746

* Represents gross charge-offs for the year ended December 31, 2023.

The following tables below are a summary of our auto finance loans by the year of origination and number of days delinquent:

(dollars in millions)	2024	2023	2022	2021	2020	Prior	Total
December 31, 2024							
Performing							
Current	$ 1,007	$ 538	$ 273	$ 101	$ 21	$ 12	$ 1,952
30-59 days past due	25	24	19	10	2	1	81
60-89 days past due	6	7	5	2	—	—	20
Total performing	1,038	569	297	113	23	13	2,053
Nonperforming (Nonaccrual)							
90+ days past due	6	9	7	2	—	1	25
Total	$ 1,044	$ 578	$ 304	$ 115	$ 23	$ 14	$ 2,078
Gross charge-offs *	$ 8	$ 36	$ 34	$ 12	$ 2	$ 1	$ 93

* Represents gross charge-offs for the year ended December 31, 2024.

(dollars in millions)	2023	2022	2021	2020	2019	Prior	Total
December 31, 2023							
Performing							
Current	$ 480	$ 203	$ 34	$ 2	$ —	$ —	$ 719
30-59 days past due	4	6	2	—	—	—	12
60-89 days past due	2	3	—	—	—	—	5
Total performing	486	212	36	2	—	—	736
Nonperforming (Nonaccrual)							
90+ days past due	3	5	1	—	—	—	9
Total	$ 489	$ 217	$ 37	$ 2	$ —	$ —	$ 745
Gross charge-offs *	$ 2	$ 15	$ 5	$ —	$ —	$ —	$ 22

* Represents gross charge-offs for the year ended December 31, 2023.

The following is a summary of credit cards by number of days delinquent:

(dollars in millions)	December 31, 2024	December 31, 2023
Current	$ 558	$ 297
30-59 days past due	20	9
60-89 days past due	17	7
90+ days past due	48	17
Total	$ 643	$ 330

There were no credit cards that were converted to term loans at December 31, 2024 or December 31, 2023.

UNFUNDED LENDING COMMITMENTS

Our unfunded lending commitments consist of the unused credit card lines, which are unconditionally cancellable. We do not anticipate that all of our customers will access their entire available line at any given point in time. The unused credit card lines totaled $336 million and $223 million at December 31, 2024 and December 31, 2023, respectively.

MODIFIED FINANCE RECEIVABLES TO BORROWERS EXPERIENCING FINANCIAL DIFFICULTY

We make modifications to our finance receivables to assist borrowers who are experiencing financial difficulty and when we modify the contractual terms for economic or other reasons related to the borrower's financial difficulties, we classify that receivable as a modified finance receivable. The following tables below represent information regarding modified finance receivables to borrowers experiencing financial difficulty on or after January 1, 2023, the effective date of ASU 2022-02.

The period-end carrying value of finance receivables modified during the period was as follows:

| | Years Ended December 31, | | | |
| | 2024 | | 2023 | |
(dollars in millions)	Personal Loans	Auto Finance	Personal Loans	Auto Finance
Interest rate reduction and term extension	$ 319	$ 16	$ 451	$ 6
Interest rate reduction and principal forgiveness	394	1	331	—
Total modifications to borrowers experiencing financial difficulties	$ 713	$ 17	$ 782	$ 6
Modifications as a percent of net finance receivables by class	3.42 %	0.81 %	3.86 %	0.86 %

The financial effect of modifications made during the period was as follows:

| | Years Ended December 31, | | | |
| | 2024 | | 2023 | |
(dollars in millions)	Personal Loans	Auto Finance	Personal Loans	Auto Finance
Net finance receivables				
Weighted-average interest rate reduction	18.61 %	12.00 %	19.64 %	12.60 %
Weighted-average term extension (months)	23	17	25	22
Principal/interest forgiveness	$ 46	$ 1	$ 44	$ —

The performance of finance receivables modified within the previous 12 months by delinquency status was as follows:

| | December 31, 2024 (a) | | December 31, 2023 (b) | |
(dollars in millions)	Personal Loans	Auto Finance	Personal Loans	Auto Finance
Current	$ 518	$ 13	$ 571	$ 4
30-59 days past due	61	2	63	1
60-89 days past due	43	1	48	—
90+ days past due	91	1	100	1
Total	$ 713	$ 17	$ 782	$ 6

(a) Excludes $121 million of personal loan receivables that were modified and subsequently charged off within the previous 12 months. Auto finance receivables that were modified and subsequently charged off within the previous 12 months were immaterial.

(b) Excludes $88 million of personal loan receivables that were modified and subsequently charged off. Auto finance receivables that were modified and subsequently charged off were immaterial.

The period-end carrying value of finance receivables that defaulted during the period to cause the receivable to be considered nonperforming (90 days or more contractually past due) and had been modified within the 12 months preceding the default was as follows:

| (dollars in millions) | Years Ended December 31, | | | |
| | 2024 | | 2023 | |
	Personal Loans	Auto Finance	Personal Loans	Auto Finance
Interest rate reduction and term extension	$ 64	$ 1	$ 55	$ 1
Interest rate reduction and principal forgiveness	26	—	20	—
Total	$ 90	$ 1	$ 75	$ 1

Modifications made to credit cards were immaterial for the years ended December 31, 2024 and 2023.

TROUBLED DEBT RESTRUCTURED FINANCE RECEIVABLES PRIOR TO ADOPTION OF ASU 2022-02

ASU 2022-02 superseded the accounting for troubled debt restructurings by creditors. Due to the adoption of this ASU, the following disclosures related to troubled debt restructuring finance receivables are no longer applicable for reporting periods beginning in 2023.

Information regarding the new volume of the TDR finance receivables were as follows:

(dollars in millions) December 31,	2022
Pre-modification TDR net finance receivables	$ 738
Post-modification TDR net finance receivables:	
Rate reduction	465
Other *	273
Total post-modification TDR net finance receivables	$ 738
Number of TDR accounts	88,901

---

* "Other" modifications primarily consist of loans with both rate reductions and the potential of principal forgiveness contingent on future payment performance by the borrower under the modified terms.

Finance receivables that were modified as TDR finance receivables within the previous 12 months and for which there was a default during the period to cause the TDR finance receivables to be considered nonperforming (90 days or more contractually past due) are reflected in the following table:

(dollars in millions) December 31,	2022
TDR net finance receivables *	$ 136
Number of TDR accounts	17,297

---

* Represents the corresponding balance of TDR net finance receivables at the end of the month in which they defaulted.

6. Allowance for Finance Receivable Losses

We establish an allowance for finance receivable losses through the provision for finance receivable losses. We evaluate our finance receivable portfolio by the level of contractual delinquency in the portfolio, specifically in the late-stage delinquency buckets and inclusive of the migration of the finance receivables through the delinquency buckets. We estimate and record an allowance for finance receivable losses to cover the expected lifetime credit losses on our finance receivables. Our allowance for finance receivable losses may fluctuate based upon changes in portfolio growth, credit quality, and economic conditions. See Note 2 for additional information regarding our accounting policies for allowance for finance receivable losses.

Our methodology to estimate expected credit losses uses recent macroeconomic forecasts, which include forecasts for unemployment. We leverage projections from various industry leading providers. We also consider inflationary pressures, consumer confidence levels, and elevated interest rates that may continue to impact the economic outlook. At December 31, 2024, our economic forecast used a reasonable and supportable period of 12 months. The increase in our allowance for finance receivable losses for the year ended December 31, 2024 was driven by growth in net finance receivables, including the impact of the Foursight Acquisition. We may experience further changes to the macroeconomic assumptions within our forecast, as well as changes to our loan loss performance outlook, both of which could lead to further changes in our allowance for finance receivable losses, allowance ratio, and provision for finance receivable losses.

Changes in the allowance for finance receivable losses were as follows:

(dollars in millions)	Consumer Loans		Credit Cards		Total	
Year Ended December 31, 2024						
Balance at beginning of period	$	2,415	$	65	$	2,480
Provision for finance receivable losses		1,891		149		2,040
Charge-offs		(2,077)		(78)		(2,155)
Recoveries		307		2		309
Other (a)		31		—		31
Balance at end of period	$	2,567	$	138	$	2,705
Year Ended December 31, 2023						
Balance at beginning of period	$	2,290	$	21	$	2,311
Impact of adoption of ASU 2022-02 (b)		(16)		—		(16)
Provision for finance receivable losses		1,651		70		1,721
Charge-offs		(1,768)		(27)		(1,795)
Recoveries		258		1		259
Balance at end of period	$	2,415	$	65	$	2,480
Year Ended December 31, 2022						
Balance at beginning of period	$	2,090	$	5	$	2,095
Provision for finance receivable losses		1,379		23		1,402
Charge-offs		(1,431)		(7)		(1,438)
Recoveries		252		—		252
Balance at end of period	$	2,290	$	21	$	2,311

_____

(a) Represents allowance for finance receivable losses recognized on PCD loans acquired in the Foursight Acquisition. See Note 4 for additional information.

(b) As a result of the adoption of ASU 2022-02, we recorded a one-time adjustment to the allowance for finance receivable losses.

7. Investment Securities

AVAILABLE-FOR-SALE SECURITIES

Cost/amortized cost, allowance for credit losses, unrealized gains and losses, and fair value of fixed maturity available-for-sale securities by type were as follows:

(dollars in millions)	Cost/ Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
December 31, 2024*								
Fixed maturity available-for-sale securities:								
U.S. government and government sponsored entities	$	12	$	—	$	—	$	12
Obligations of states, municipalities, and political subdivisions		66		—		(5)		61
Commercial paper		9		—		—		9
Non-U.S. government and government sponsored entities		159		1		(5)		155
Corporate debt		1,086		4		(69)		1,021
Mortgage-backed, asset-backed, and collateralized:								
RMBS		208		—		(24)		184
CMBS		29		—		(2)		27
CDO/ABS		72		1		(3)		70
Total	$	1,641	$	6	$	(108)	$	1,539
December 31, 2023*								
Fixed maturity available-for-sale securities:								
U.S. government and government sponsored entities	$	18	$	—	$	(1)	$	17
Obligations of states, municipalities, and political subdivisions		72		—		(6)		66
Commercial paper		14		—		—		14
Non-U.S. government and government sponsored entities		172		1		(6)		167
Corporate debt		1,160		4		(79)		1,085
Mortgage-backed, asset-backed, and collateralized:								
RMBS		202		—		(22)		180
CMBS		36		—		(3)		33
CDO/ABS		91		—		(6)		85
Total	$	1,765	$	5	$	(123)	$	1,647

---

* The allowance for credit losses related to our investment securities as of December 31, 2024 and December 31, 2023 was immaterial.

Interest receivables reported in Other assets in our consolidated balance sheets totaled $13 million and $14 million as of December 31, 2024 and December 31, 2023, respectively. There were no material amounts reversed from investment revenue for available-for-sale securities for the years ended December 31, 2024 and 2023.

Fair value and unrealized losses on available-for-sale securities by type and length of time in a continuous unrealized loss position without an allowance for credit losses were as follows:

(dollars in millions)	Less Than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses *	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024						
U.S. government and government sponsored entities	$ 1	$ —	$ 11	$ —	$ 12	$ —
Obligations of states, municipalities, and political subdivisions	3	—	56	(5)	59	(5)
Non-U.S. government and government sponsored entities	15	—	67	(5)	82	(5)
Corporate debt	210	(5)	657	(64)	867	(69)
Mortgage-backed, asset-backed, and collateralized:						
RMBS	40	—	134	(24)	174	(24)
CMBS	2	—	25	(2)	27	(2)
CDO/ABS	8	—	40	(3)	48	(3)
Total	$ 279	$ (5)	$ 990	$ (103)	$ 1,269	$ (108)
December 31, 2023						
U.S. government and government sponsored entities	$ 1	$ —	$ 11	$ (1)	$ 12	$ (1)
Obligations of states, municipalities, and political subdivisions	2	—	62	(6)	64	(6)
Commercial paper	14	—	—	—	14	—
Non-U.S. government and government sponsored entities	22	—	97	(6)	119	(6)
Corporate debt	15	—	925	(79)	940	(79)
Mortgage-backed, asset-backed, and collateralized:						
RMBS	5	—	152	(22)	157	(22)
CMBS	2	—	32	(3)	34	(3)
CDO/ABS	1	—	62	(6)	63	(6)
Total	$ 62	$ —	$ 1,341	$ (123)	$ 1,403	$ (123)

---

* Unrealized losses on certain available-for-sale securities were less than $1 million and, therefore, were not quantified in the table above.

On a lot basis, we had 1,771 and 1,984 investment securities in an unrealized loss position at December 31, 2024 and December 31, 2023, respectively. We do not consider the unrealized losses to be credit-related, as these unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. Additionally, as of December 31, 2024, there were no credit impairments on investment securities that we intend to sell. We do not have plans to sell any of the remaining investment securities with unrealized losses as of December 31, 2024, and we believe it is more likely than not that we would not be required to sell such investment securities before recovery of their amortized cost.

We continue to monitor unrealized loss positions for potential credit impairments. During the years ended December 31, 2024 and 2023, there were no material credit impairments related to our investment securities. Therefore, there were no material additions or reductions in the allowance for credit losses (impairments recognized or reversed in earnings) on credit impaired available-for-sale securities for the years ended December 31, 2024 and 2023.

The proceeds of available-for-sale securities sold or redeemed totaled $152 million, $90 million and $278 million during 2024, 2023, and 2022, respectively. The net realized gains and losses were immaterial during 2024, 2023, and 2022.

Contractual maturities of fixed-maturity available-for-sale securities at December 31, 2024 were as follows:

(dollars in millions)	Fair Value		Amortized Cost	
Fixed maturities, excluding mortgage-backed, asset-backed, and collateralized securities:				
Due in 1 year or less	$	191	$	192
Due after 1 year through 5 years		536		551
Due after 5 years through 10 years		396		435
Due after 10 years		135		154
Mortgage-backed, asset-backed, and collateralized securities		281		309
Total	$	1,539	$	1,641

Actual maturities may differ from contractual maturities since issuers and borrowers may have the right to call or prepay obligations. We may sell investment securities before maturity for general corporate and working capital purposes and to achieve certain investment strategies.

The fair value of securities on deposit with third parties totaled $452 million and $524 million at December 31, 2024 and December 31, 2023, respectively.

OTHER SECURITIES

The fair value of other securities by type was as follows:

(dollars in millions)	December 31, 2024		December 31, 2023	
Fixed maturity other securities:				
Bonds	$	18	$	22
Preferred stock		13		16
Common stock		37		34
Total	$	68	$	72

Net unrealized gains and losses on other securities held were immaterial for the years ended December 31, 2024, 2023, and 2022. Net realized gains and losses on other securities sold or redeemed were immaterial for the years ended December 31, 2024, 2023, and 2022.

Other securities primarily consist of equity securities and those securities for which the fair value option was elected. We report net unrealized and realized gains and losses on other securities held, sold, or redeemed in Other revenue - investment.

8. Goodwill and Other Intangible Assets

GOODWILL

As a result of the Foursight Acquisition, we recorded $37 million of goodwill, which we report in our C&I segment. See Note 4 for further information.

Changes in the carrying amount of goodwill were as follows:

(dollars in millions)		Consumer and Insurance
Year Ended December 31, 2024		
Balance at beginning of period	$	1,437
Goodwill recognized upon acquisition		37
Balance at end of period	$	1,474

We did not record any impairments to goodwill during 2024, 2023, and 2022.

OTHER INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization, in total and by major intangible asset class were as follows:

(dollars in millions)		Gross Carrying Amount *		Accumulated Amortization		Net Other Intangible Assets
December 31, 2024						
Trade names	$	224	$	—	$	224
Licenses		25		—		25
Customer relationships		22		(2)		20
VOBA		105		(94)		11
Other		7		(1)		6
Total	$	383	$	(97)	$	286
December 31, 2023						
Trade names	$	220	$	—	$	220
Licenses		25		—		25
VOBA		105		(91)		14
Other		1		—		1
Total	$	351	$	(91)	$	260

---

* In connection with the Foursight Acquisition, we recorded $32 million of intangible assets.

Amortization expense was immaterial in 2024 and 2023, and $13 million in 2022. The estimated aggregate amortization of other intangible assets for each of the next five years is immaterial.

9. Long-term Debt

Carrying value and fair value of long-term debt by type were as follows:

	December 31, 2024		December 31, 2023	
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior debt	$ 21,266	$ 21,284	$ 19,641	$ 19,273
Junior subordinated debt	172	247	172	184
Total	$ 21,438	$ 21,531	$ 19,813	$ 19,457

Weighted average effective interest rates on long-term debt by type were as follows:

	At December 31,	
	2024	2023
Senior debt	5.71 %	5.47 %
Junior subordinated debt	13.63 %	15.12 %
Total	5.77 %	5.55 %

Principal maturities of long-term debt by type of debt at December 31, 2024 were as follows:

	Senior Debt					
(dollars in millions)	Securitizations	Private Secured Term Funding Facilities	Revolving Conduit Facilities	Unsecured Notes (a)	Junior Subordinated Debt (a)	Total
Interest rates (b)	0.87%-10.98%	5.84%-5.95%	5.69 %	3.50%-9.00%	6.67 %	
2025	$ —	$ —	$ —	$ —	$ —	$ —
2026	—	—	—	1,429	—	1,429
2027	—	—	—	750	—	750
2028	—	—	—	1,350	—	1,350
2029	—	—	—	2,389	—	2,389
2030-2067	—	—	—	3,042	350	3,392
Secured (c)	11,703	725	1	—	—	12,429
Total principal maturities	$ 11,703	$ 725	$ 1	$ 8,960	$ 350	$ 21,739
Total carrying amount	$ 11,661	$ 722	$ 1	$ 8,882	$ 172	$ 21,438
Debt issuance costs (d)	(36)	(3)	—	(74)	—	(113)

(a) Pursuant to the Base Indenture, the Supplemental Indentures and the Guaranty Agreements, OMH agreed to fully and unconditionally guarantee, on a senior unsecured basis, payments of principal, premium and interest on the Unsecured Notes and Junior Subordinated Debenture. The OMH guarantees of OMFC's long-term debt are subject to customary release provisions.

(b) The interest rates shown are the range of contractual rates in effect at December 31, 2024.

(c) Securitizations, private secured term funding facilities, and borrowings under the revolving conduit facilities are not included in the above maturities by period due to their variable monthly payments, which may result in pay-off prior to the stated maturity date. See Note 10 for further information on our long-term debt associated with securitizations, private secured term funding facilities, and revolving conduit facilities.

(d) Debt issuance costs are reported as a direct deduction from long-term debt, with the exception of debt issuance costs associated with our revolving conduit facilities, credit card revolving variable funding note ("VFN") facilities, and unsecured corporate revolver, which totaled $37 million at December 31, 2024 and are reported in Other assets in our consolidated balance sheets.

UNSECURED CORPORATE REVOLVER

At December 31, 2024, the borrowing capacity of our unsecured corporate revolver was $1.1 billion. The corporate revolver has a five-year term, during which draws and repayments may occur. Any outstanding principal balance is due and payable on September 6, 2029.

DEBT COVENANTS

OMFC Debt Agreements

The debt agreements to which OMFC and its subsidiaries are a party include customary terms and conditions, including covenants and representations and warranties. Some or all of these agreements also contain certain restrictions, including (i) restrictions on the ability to create senior liens on property and assets in connection with any new debt financings and (ii) OMFC's ability to sell or convey all or substantially all of its assets, unless the transferee assumes OMFC's obligations under the applicable debt agreement. In addition, the OMH guarantees of OMFC's long-term debt discussed above are subject to customary release provisions.

With the exception of OMFC's junior subordinated debenture and unsecured corporate revolver, none of our debt agreements require OMFC or any of its subsidiaries to meet or maintain any specific financial targets or ratios. However, certain events, including non-payment of principal or interest, bankruptcy or insolvency, or a breach of a covenant or a representation or warranty, may constitute an event of default and trigger an acceleration of payments. In some cases, an event of default or acceleration of payments under one debt agreement may constitute a cross-default under other debt agreements resulting in an acceleration of payments under the other agreements.

As of December 31, 2024, OMFC was in compliance with all of the covenants under its debt agreements.

Junior Subordinated Debenture

In January of 2007, OMFC issued the Junior Subordinated Debenture, consisting of $350 million aggregate principal amount of 60-year junior subordinated debt. The Junior Subordinated Debenture underlies the trust preferred securities sold by a trust sponsored by OMFC. OMFC can redeem the Junior Subordinated Debenture at par. On December 30, 2013, OMH entered into a guaranty agreement whereby it agreed to fully and unconditionally guarantee, on a junior subordinated basis, the payment of principal, premium (if any), and interest on the Junior Subordinated Debenture. Prior to June 30, 2023, the interest rate on the remaining principal balance of the Junior Subordinated Debenture consisted of a variable floating rate (determined quarterly) equal to 3-month LIBOR plus 1.75%. ICE Benchmark Administration and the Financial Conduct Authority announced that the publication of the most commonly used USD LIBOR settings has ceased to be provided after June 30, 2023. Effective in July 2023 the debenture transitioned from a LIBOR-based interest rate to a SOFR-based interest rate in accordance with the statutory framework provided by the Adjustable Interest Rate (LIBOR) Act, enacted in March 2022, and the rules adopted in December 2022 by the Board of Governors of the Federal Reserve System. The replacement rate is 3-month CME Term SOFR plus a spread adjustment of 0.26% plus 1.75%, or 6.67% as of December 31, 2024.

Pursuant to the terms of the Junior Subordinated Debenture, OMFC, upon the occurrence of a mandatory trigger event, is required to defer interest payments to the holders of the Junior Subordinated Debenture (and not make dividend payments) unless OMFC obtains non-debt capital funding in an amount equal to all accrued and unpaid interest on the Junior Subordinated Debenture otherwise payable on the next interest payment date and pays such amount to the holders of the Junior Subordinated Debenture. A mandatory trigger event occurs if OMFC's (i) tangible equity to tangible managed assets is less than 5.5% or (ii) average fixed charge ratio is not more than 1.10x for the trailing four quarters.

Based upon OMFC's financial results for the year ended December 31, 2024, a mandatory trigger event did not occur with respect to the interest payment due in January of 2025, as OMFC was in compliance with both required ratios discussed above.

10. Variable Interest Entities

CONSOLIDATED VIES

As part of our overall funding strategy and as part of our efforts to support our liquidity from sources other than our traditional capital market sources, we have transferred certain finance receivables to VIEs for asset-backed financing transactions, including secured debt, revolving conduit facilities, and credit card revolving VFN facilities. We are the primary beneficiary of these VIEs and, as a result, we include the VIEs' assets, including any finance receivables securing the VIEs' debt obligations, and related liabilities in our consolidated financial statements and the VIEs' asset-backed debt obligations are accounted for as secured borrowings. OneMain is deemed to be the primary beneficiary of each VIE because we have the ability to direct the activities of the VIE that most significantly impact its economic performance, including the losses it absorbs and its right to receive economic benefits that are potentially significant. Such ability arises from our contractual right to service the finance receivables securing the VIEs' debt obligations. To the extent we retain any debt obligation or residual interest in an asset-backed financing facility, we are exposed to potentially significant losses and potentially significant returns.

The asset-backed debt obligations and conduits issued by the VIEs are supported by the expected cash flows from the underlying finance receivables securing such debt obligations. Cash inflows from these finance receivables are distributed to repay the debt obligations and related service providers in accordance with each transaction's contractual priority of payments, referred to as the "waterfall." The holders of the asset-backed debt obligations have no recourse to the Company if the cash flows from the underlying finance receivables securing such debt obligations are not sufficient to pay all principal and interest on the asset-backed debt obligations. With respect to any asset-backed financing transaction that has multiple classes of debt obligations, substantially all cash inflows will be directed to the senior debt obligations until fully repaid and, thereafter, to the subordinate debt obligations on a sequential basis. We retain an interest and credit risk in these financing transactions through our ownership of the residual interest in each VIE and, in some cases, the most subordinate class of debt obligations issued by the VIE, which are the first to absorb credit losses on the finance receivables securing the debt obligations. With respect to each financing transaction that is subject to the risk retention requirements of the Dodd-Frank Act, we either retain at least 5% of the balance of each such class of debt obligations and at least 5% of the residual interest in each related VIE or retain at least 5% of the fair value of all ABS interests (as defined in the risk retention requirements), which is satisfied by retention of the residual interest in each related VIE, which, in each case, collectively, represents at least 5% of the economic interest in the credit risk of the securitized assets in satisfaction of the risk retention requirements. We expect that any credit losses in the pools of finance receivables securing the asset-backed debt obligations will likely be limited to our retained interests described above. We have no obligation to repurchase or replace qualified finance receivables that subsequently become delinquent or are otherwise in default.

We parenthetically disclose on our consolidated balance sheets the VIEs' assets that can only be used to settle the VIEs' obligations and liabilities if its creditors have no recourse against the primary beneficiary's general credit. The carrying amounts of consolidated VIE assets and liabilities associated with our personal loan securitization trusts, private secured term funding facilities, revolving conduit facilities, and credit card revolving VFN facilities were as follows:

(dollars in millions) December 31,	2024		2023	
Assets				
Cash and cash equivalents	$	**4**	$	2
Net finance receivables		**13,985**		12,780
Allowance for finance receivable losses		**1,633**		1,428
Restricted cash and restricted cash equivalents		**662**		523
Other assets		**40**		32
Liabilities				
Long-term debt	$	**12,384**	$	11,579
Other liabilities		**31**		27

Other than the retained subordinate and residual interests in our consolidated VIEs, we are under no further obligation than is otherwise noted herein, either contractually or implicitly, to provide financial support to these entities. Consolidated interest expense related to our VIEs totaled $624 million in 2024, $483 million in 2023, and $305 million in 2022.

SECURITIZED BORROWINGS

Our outstanding OneMain Financial Issuance Trust ("OMFIT") and OneMain Direct Auto Receivables Trust ("ODART") securitizations contain a revolving period ranging from two to seven years during which no principal payments are required to be made on the related asset-backed notes. The indentures governing our OMFIT and ODART securitized borrowings contain early amortization events and events of default, that, if triggered, may result in the acceleration of the obligation to pay principal and interest on the related asset-backed notes. Our Foursight Capital Automobile Receivables Trust ("FCRT") securitizations are amortizing.

CREDIT CARD REVOLVING VFN FACILITIES

We have transferred credit card gross finance receivables to a master trust, OneMain Financial Credit Card Trust ("OMFCT"), and we continue to service and administer the credit cards. As of December 31, 2024, OMFCT was the issuing entity for two credit card revolving VFN facilities by way of certain indenture supplements and note purchase agreements with a borrowing capacity of $300 million. Each credit card revolving VFN facility has a revolving period during which no principal payments are required, but may be made without penalty, followed by a subsequent amortization period. Principal balances of outstanding notes, if any, are due and payable in full over periods ranging up to five years as of December 31, 2024. Amounts drawn on these credit card revolving VFN facilities are secured and collateralized by credit card gross finance receivables.

PRIVATE SECURED TERM FUNDING FACILITIES

On October 24, 2024, pursuant to an amendment, we converted a revolving conduit facility to a private secured term funding facility. At December 31, 2024, the maximum borrowing capacity of $725 million was outstanding under the private secured term funding facilities. No principal payments are required to be made until after June 2026, at the earliest, followed by a subsequent amortization period, which upon expiration the outstanding principal is due and payable.

REVOLVING CONDUIT FACILITIES

We had access to 17 revolving conduit facilities with a borrowing capacity of $6.0 billion as of December 31, 2024. Our conduit facilities contain revolving periods during which no principal payments are required, but may be made without penalty, followed by a subsequent amortization period. Principal balances of outstanding loans, if any, are due and payable in full over periods ranging up to ten years as of December 31, 2024. Amounts drawn on these facilities are collateralized by our consumer loans.

11. Insurance

Our insurance business is conducted through our wholly owned insurance subsidiaries, American Health and Life Insurance Company ("AHL") and Triton Insurance Company ("Triton"). AHL is a life and health insurance company licensed in 49 states, the District of Columbia, and Canada to write credit life, credit disability, and non-credit insurance products. Triton is a property and casualty insurance company licensed in 50 states, the District of Columbia, and Canada to write credit involuntary unemployment, credit disability, and collateral protection insurance.

INSURANCE RESERVES

Components of our insurance reserves were as follows:

(dollars in millions)

December 31,		2024		2023
Finance receivable related:				
Payable to OMH:				
Unearned premium reserves	$	685	$	681
Claim reserves		81		90
Subtotal *		766		771
Payable to third-party beneficiaries		259		270
Non-finance receivable related		316		345
Total	$	1,341	$	1,386

---

*   Reported in Unearned insurance premium and claim reserves in our consolidated balance sheets.

Our insurance subsidiaries enter into reinsurance agreements with other insurers. Reserves related to unearned premiums, claims and benefits assumed from non-affiliated insurance companies totaled $277 million and $303 million at December 31, 2024 and 2023, respectively.

Reserves related to unearned premiums, claims and benefits ceded to non-affiliated insurance companies totaled $55 million and $57 million at December 31, 2024 and 2023, respectively.

Changes in the reserve for unpaid claims and loss adjustment expenses (net of reinsurance recoverables) were as follows:

(dollars in millions)

At or for the Years Ended December 31,	2024	2023	2022
Balance at beginning of period	$ 108	$ 93	$ 102
Less reinsurance recoverables	(3)	(3)	(3)
Net balance at beginning of period	105	90	99
Additions for losses and loss adjustment expenses incurred to:			
Current year	188	173	144
Prior years *	(14)	(2)	(12)
Total	174	171	132
Reductions for losses and loss adjustment expenses paid related to:			
Current year	(118)	(99)	(84)
Prior years	(63)	(57)	(58)
Total	(181)	(156)	(142)
Foreign currency translation adjustment	1	—	1
Net balance at end of period	99	105	90
Plus reinsurance recoverables	3	3	3
Balance at end of period	$ 102	$ 108	$ 93

---

* At December 31, 2024 and December 31, 2023, there was a redundancy in the prior years' net reserves due to favorable development of credit disability claims during the periods. At December 31, 2022, there was a redundancy in the prior years' net reserves due to favorable development of credit life and credit disability claims during the period.

Incurred claims and allocated claim adjustment expenses, net of reinsurance, as of December 31, 2024, were as follows:

(dollars in millions)	Years Ended December 31,					At December 31, 2024		
	2020 (a)	2021 (a)	2022 (a)	2023 (a)	2024	Incurred-but-not-reported Liabilities (b)	Cumulative Number of Reported Claims	Cumulative Frequency (c)
Credit Insurance								
Accident Year								
2020	$ 222	$ 204	$ 203	$ 203	$ 202	$ —	68,925	3.1 %
2021	—	160	155	154	153	2	38,244	1.8 %
2022	—	—	139	137	136	7	34,350	1.5 %
2023	—	—	—	170	161	19	40,995	1.8 %
2024	—	—	—	—	184	68	35,759	1.6 %
Total					$ 836			

(a) Unaudited.

(b) Includes expected development on reported claims.

(c) Frequency for each accident year is calculated as the ratio of all reported claims incurred to the total exposures in force.

Cumulative paid claims and allocated claim adjustment expenses, net of reinsurance, as of December 31, 2024, were as follows:

(dollars in millions)	Years Ended December 31,				
	2020 *	2021 *	2022 *	2023 *	2024
Credit Insurance					
Accident Year					
2020	$ 126	$ 183	$ 194	$ 200	$ 202
2021	—	98	136	146	151
2022	—	—	82	119	129
2023	—	—	—	97	142
2024	—	—	—	—	116
Total					$ 740
All outstanding liabilities before 2020, net of reinsurance					—
Liabilities for claims and claim adjustment expenses, net of reinsurance					$ 96

* Unaudited.

The reconciliations of the net incurred and paid claims development to the liability for claims and claim adjustment expenses were as follows:

(dollars in millions)

December 31,	2024
Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance:	
Credit insurance	$ 96
Other short-duration insurance lines	2
Total	98
Insurance lines other than short-duration	4
Total gross liability for unpaid claims and claim adjustment expense	$ 102

We use completion factors to estimate the unpaid claim liability for credit insurance and most other short-duration products. For some products, the unpaid claim liability is estimated as a percent of exposure.

There have been no significant changes in methodologies or assumptions during 2024.

Our average annual percentage payouts of incurred claims by age, net of reinsurance, as of December 31, 2024, were as follows:

Years	1	2	3	4	5
Credit insurance*	62.2 %	27.3 %	6.0 %	2.9 %	1.0 %

* Unaudited.

LIABILITY FOR FUTURE POLICY BENEFITS

The present values of expected net premiums on long-duration insurance contracts were as follows:

(dollars in millions)	At or for the Years Ended December 31,			
	2024		**2023**	
	Term and Whole Life	**Accidental Death and Disability Protection**	**Term and Whole Life**	**Accidental Death and Disability Protection**
Balance at beginning of period	$ 217	$ 41	$ 252	$ 48
Effect of cumulative changes in discount rate assumptions (beginning of period)	(5)	—	(8)	—
Beginning balance at original discount rate	212	41	244	48
Effect of changes in cash flow assumptions	—	—	(2)	(1)
Effect of actual variances from expected experience	(21)	(5)	(11)	(1)
Adjusted balance at beginning of period	191	36	231	46
Interest accretion	11	2	13	2
Net premiums collected	(27)	(5)	(32)	(7)
Ending balance at original discount rate	175	33	212	41
Effect of changes in discount rate assumptions	2	—	5	—
Balance at ending of period	$ 177	$ 33	$ 217	$ 41

The present values of expected future policy benefits on long-duration insurance contracts were as follows:

(dollars in millions)	At or for the Years Ended December 31,			
	2024		**2023**	
	Term and Whole Life	**Accidental Death and Disability Protection**	**Term and Whole Life**	**Accidental Death and Disability Protection**
Balance at beginning of period	$ 435	$ 113	$ 483	$ 126
Effect of cumulative changes in discount rate assumptions (beginning of period)	(12)	—	(17)	(1)
Beginning balance at original discount rate	423	113	466	125
Effect of changes in cash flow assumptions	—	—	(4)	(1)
Effect of actual variances from expected experience	(26)	(6)	(14)	—
Adjusted balance at beginning of period	397	107	448	124
Net issuances	4	1	3	1
Interest accretion	22	5	25	6
Benefit payments	(50)	(15)	(53)	(18)
Ending balance at original discount rate	373	98	423	113
Effect of changes in discount rate assumptions	5	(2)	12	—
Balance at ending of period	$ 378	$ 96	$ 435	$ 113

The net liabilities for future policy benefits on long-duration insurance contracts were as follows:

(dollars in millions)	At or for the Years Ended December 31,			
	2024		2023	
	Term and Whole Life	Accidental Death and Disability Protection	Term and Whole Life	Accidental Death and Disability Protection
Net liability for future policy benefits	$ 201	$ 63	$ 218	$ 72
Deferred profit liability	12	48	14	51
Total net liability for future policy benefits	$ 213	$ 111	$ 232	$ 123

The weighted-average duration of the liability for future policy benefits was 8 years at December 31, 2024 and 2023.

The following table reconciles the net liability for future policy benefits to Insurance claims and policyholder liabilities in the consolidated balance sheets:

(dollars in millions)	At or for the Years Ended December 31,	
	2024	2023
Term and whole life	$ 213	$ 232
Accidental death and disability protection	111	123
Other*	251	260
Total	$ 575	$ 615

---

* Other primarily includes reserves for short-duration contracts that are payable to third-party beneficiaries.

The undiscounted and discounted expected future gross premiums and expected future benefits and expenses for our long-duration insurance contracts were as follows:

(dollars in millions)	At or for the Years Ended December 31,			
	2024		2023	
	Term and Whole Life	Accidental Death and Disability Protection	Term and Whole Life	Accidental Death and Disability Protection
Expected future gross premiums:				
Undiscounted	$ 365	$ 122	$ 430	$ 146
Discounted	264	87	311	106
Expected future benefit payments:				
Undiscounted	529	144	607	166
Discounted	378	96	435	113

The revenue and interest accretion related to our long-duration insurance contracts recognized in the consolidated statements of operations were as follows:

(dollars in millions)	At or for the Years Ended December 31,					
	2024		2023		2022	
	Term and Whole Life	Accidental Death and Disability Protection	Term and Whole Life	Accidental Death and Disability Protection	Term and Whole Life	Accidental Death and Disability Protection
Gross premiums or assessments	$ 51	$ 17	$ 57	$ 19	$ 62	$ 20
Interest accretion	$ 11	$ 3	$ 12	$ 4	$ 12	$ 4

The expected and actual experiences for mortality, morbidity, and lapses of the liability for future policy benefits were as follows:

	At or for the Years Ended December 31,			
	2024		**2023**	
	Term and Whole Life	**Accidental Death and Disability Protection**	**Term and Whole Life**	**Accidental Death and Disability Protection**
Mortality/Morbidity:				
Expected	**0.36 %**	**0.01 %**	0.38 %	0.01 %
Actual	**0.33 %**	**0.01 %**	0.32 %	0.01 %
Lapses:				
Expected	**3.69 %**	**1.83 %**	2.94 %	1.94 %
Actual	**3.38 %**	**3.43 %**	2.39 %	2.12 %

The weighted-average interest rates for the liability of future policy benefits for our long-duration insurance contracts were as follows:

	At or for the Years Ended December 31,			
	2024		**2023**	
	Term and Whole Life	**Accidental Death and Disability Protection**	**Term and Whole Life**	**Accidental Death and Disability Protection**
Interest accretion rate	**5.28 %**	**4.86 %**	5.28 %	4.87 %
Current discount rate	**5.31 %**	**5.37 %**	4.98 %	4.98 %

STATUTORY ACCOUNTING

Our insurance subsidiaries file financial statements prepared using statutory accounting practices prescribed or permitted by the Department of Insurance ("DOI") which is a comprehensive basis of accounting other than GAAP. The primary differences between statutory accounting practices and GAAP are that under statutory accounting, policy acquisition costs are expensed as incurred, policyholder liabilities are generally valued using prescribed actuarial assumptions, and certain investment securities are reported at amortized cost. We are not required and did not apply purchase accounting to the insurance subsidiaries on a statutory basis.

Statutory net income for our insurance companies by type of insurance was as follows:

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Property and casualty:			
Triton	$ 51	$ 46	$ 58
Life and health:			
AHL	$ 97	$ 100	$ 98

Statutory capital and surplus for our insurance companies by type of insurance were as follows:

(dollars in millions)

December 31,	2024	2023
Property and casualty:		
Triton	$ 163	$ 180
Life and health:		
AHL	$ 257	$ 279

Our insurance companies are also subject to risk-based capital requirements adopted by the Texas DOI. Minimum statutory capital and surplus is the risk-based capital level that would trigger regulatory action. At December 31, 2024 and 2023, our insurance subsidiaries' statutory capital and surplus exceeded the risk-based capital minimum required levels.

DIVIDEND RESTRICTIONS

Our insurance subsidiaries are subject to domiciliary state regulations that limit their ability to pay dividends. AHL and Triton are domiciled in Texas. State law restricts the amounts that our insurance subsidiaries may pay as dividends without prior notice to the state of domicile DOI. The maximum amount of dividends, referred to as "ordinary dividends," for a Texas domiciled life insurance company that can be paid without prior approval in a 12 month period (measured retrospectively from the date of payment) is the greater of: (i) 10% of policyholders' surplus as of the prior year-end or (ii) the statutory net gain from operations as of the prior year-end. Any amount greater must be approved by the state of domicile DOI. The maximum ordinary dividends for a Texas domiciled property and casualty insurance company that can be paid without prior approval in a 12 month period (measured retrospectively from the date of payment) is the greater of: (i) 10% of policyholders' surplus as of the prior year-end or (ii) the statutory net income. Any amount greater must be approved by the state of domicile DOI. These approved dividends are called "extraordinary dividends."

Ordinary dividends paid were as follows:

(dollars in millions)

Years Ended December 31,		2024		2023		2022
Triton	$	—	$	58	$	50
AHL	$	—	$	98	$	—

Extraordinary dividends paid were as follows:

(dollars in millions)

Years Ended December 31,		2024		2023		2022
Triton	$	70	$	23	$	—
AHL	$	115	$	107	$	—

12. Capital Stock and Earnings Per Share (OMH Only)

CAPITAL STOCK

OMH has two classes of authorized capital stock: preferred stock and common stock. OMFC has two classes of authorized capital stock: special stock and common stock. OMH and OMFC may issue preferred stock and special stock, respectively, in one or more series. The OMH Board of Directors (the "Board") and the OMFC Board of Directors determine the dividend, liquidation, redemption, conversion, voting, and other rights prior to issuance.

Par value and shares authorized at December 31, 2024 were as follows:

	OMH		OMFC	
	Preferred Stock *	Common Stock	Special Stock *	Common Stock
Par value	$ 0.01	$ 0.01	$ —	$ 0.50
Shares authorized	300,000,000	2,000,000,000	25,000,000	25,000,000

* No shares of OMH preferred stock or OMFC special stock were issued and outstanding at December 31, 2024 or 2023.

Changes in OMH shares of common stock issued and outstanding were as follows:

At or for the Years Ended December 31,	2024	2023	2022
Balance at beginning of period	119,757,277	121,042,125	127,809,640
Common shares issued	279,812	285,480	333,038
Common shares repurchased	(755,274)	(1,651,717)	(7,181,023)
Treasury stock issued	78,694	81,389	80,470
Balance at end of period	119,360,509	119,757,277	121,042,125

OMFC shares issued and outstanding were as follows:

	Special Stock		Common Stock	
	2024	2023	2024	2023
Shares issued and outstanding	—	—	10,160,021	10,160,021

EARNINGS PER SHARE (OMH ONLY)

The computation of earnings per share was as follows:

(dollars in millions, except per share data)

Years Ended December 31,	2024	2023	2022
Numerator (basic and diluted):			
Net income	$ 509	$ 641	$ 872
Denominator:			
Weighted average number of shares outstanding (basic)	119,659,278	120,382,227	124,178,643
Effect of dilutive securities *	460,705	247,363	238,631
Weighted average number of shares outstanding (diluted)	120,119,983	120,629,590	124,417,274
Earnings per share:			
Basic	$ 4.26	$ 5.33	$ 7.02
Diluted	$ 4.24	$ 5.32	$ 7.01

---

* We have excluded weighted-average unvested restricted stock units totaling 667,918, 1,048,970, and 1,335,442 for 2024, 2023, and 2022, respectively, from the fully-diluted earnings per share calculations as these shares would be anti-dilutive, which could impact the earnings per share calculation in the future.

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of potentially dilutive shares outstanding during the period using the treasury stock method. The potentially dilutive shares represent outstanding unvested restricted stock units ("RSUs").

13. Accumulated Other Comprehensive Income (Loss)

Changes, net of tax, in Accumulated other comprehensive income (loss) were as follows:

(dollars in millions)	Unrealized Gains (Losses) Available-for-Sale Securities (a)	Retirement Plan Liabilities Adjustments	Foreign Currency Translation Adjustments	Changes in discount rate for insurance claims and policyholder liabilities	Other (b)	Total Accumulated Other Comprehensive Income (Loss)
Year Ended December 31, 2024						
Balance at beginning of period	$ (93)	$ (8)	$ (2)	$ (5)	$ 21	$ (87)
Other comprehensive income (loss) before reclassifications	10	5	(11)	4	(4)	4
Reclassification adjustments from Accumulated other comprehensive loss	2	—	—	—	—	2
Balance at end of period	$ (81)	$ (3)	$ (13)	$ (1)	$ 17	$ (81)
Year Ended December 31, 2023						
Balance at beginning of period	$ (131)	$ (8)	$ (5)	$ (8)	$ 25	$ (127)
Other comprehensive income (loss) before reclassifications	38	—	3	3	(4)	40
Balance at end of period	$ (93)	$ (8)	$ (2)	$ (5)	$ 21	$ (87)
Year Ended December 31, 2022						
Balance at beginning of period	$ 49	$ 1	$ 3	$ (56)	$ 8	$ 5
Other comprehensive income (loss) before reclassifications	(179)	(9)	(8)	48	17	(131)
Reclassification adjustments from Accumulated other comprehensive income	(1)	—	—	—	—	(1)
Balance at end of period	$ (131)	$ (8)	$ (5)	$ (8)	$ 25	$ (127)

(a) There were no material amounts related to available-for-sale debt securities for which an allowance for credit losses was recorded during the years ended December 31, 2024, 2023, and 2022.

(b) Other primarily includes changes in the fair value of our mark-to-market derivative instruments that have been designated as cash flow hedges.

Reclassification adjustments from Accumulated other comprehensive income (loss) to the applicable line item on our consolidated statements of operations were immaterial for the years ended December 31, 2024, 2023 and 2022.

14. Income Taxes

OMH and all of its eligible domestic U.S. subsidiaries file a consolidated life/non-life federal tax return with the IRS. Income taxes from the consolidated federal and state tax returns are allocated to our eligible subsidiaries under a tax sharing agreement with OMH.

The Company's foreign subsidiaries/branches file tax returns in Canada, Puerto Rico, and the U.S. Virgin Islands. The Company recognizes a deferred tax liability for the undistributed earnings of its foreign operations, if any, as we do not consider the amounts to be permanently reinvested. As of December 31, 2024, the Company had no undistributed foreign earnings.

Components of income before income tax expense were as follows:

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Income before income tax expense - U.S. operations	$ 647	$ 817	$ 1,134
Income before income tax expense - foreign operations	20	23	21
Total	$ 667	$ 840	$ 1,155

Components of income tax expense (benefit) were as follows:

(dollars in millions)

Years Ended December 31,	2024	2023	2022
Current:			
Federal	$ 157	$ 194	$ 288
Foreign	5	4	4
State	38	37	55
Total current	200	235	347
Deferred:			
Federal	(26)	(25)	(53)
State	(16)	(11)	(11)
Total deferred	(42)	(36)	(64)
Total	$ 158	$ 199	$ 283

Expense from foreign income taxes includes foreign subsidiaries/branches that operate in Canada, Puerto Rico, and the U.S. Virgin Islands.

OMH's and OMFC's reconciliations of the statutory federal income tax rate to the effective income tax rate were as follows:

Years Ended December 31,	2024	2023	2022
Statutory federal income tax rate	21.00 %	21.00 %	21.00 %
State income taxes, net of federal	2.15	2.56	2.93
Change in valuation allowance	(0.04)	0.93	0.18
Nondeductible compensation	0.45	0.30	0.48
Other, net	0.07	(1.19)	(0.06)
Effective income tax rate	23.63 %	23.60 %	24.53 %

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits (all of which would affect the effective income tax rate if recognized) is as follows:

(dollars in millions)

Years Ended December 31,	2024		2023		2022	
Balance at beginning of year	$	11	$	6	$	8
Increases in tax positions for prior years		10		—		1
Increases in tax positions for current years		2		6		—
Lapse in statute of limitations		(2)		(1)		(3)
Settlements with tax authorities		(1)		—		—
Balance at end of year	$	20	$	11	$	6

Our gross unrecognized tax benefits include related interest and penalties. We accrue interest and penalties related to uncertain tax positions in income tax expense. The amount of any change in the balance of uncertain tax liabilities over the next 12 months is not expected to be material to our consolidated financial statements.

We are under examination by various states for the years 2017 to 2022. Management believes it has adequately provided for taxes for such years.

Components of deferred tax assets and liabilities were as follows:

(dollars in millions)

December 31,	2024		2023
Deferred tax assets:			
Allowance for loan losses	$	672	$	614
Net operating losses and tax credits		52		46
Capitalized research and experimental costs		40		34
Insurance reserves		31		27
Pension/employee benefits		28		27
Fair value of equity and securities investments		17		19
Other		54		40
Total		894		807
Deferred tax liabilities:			
Goodwill		208		188
Deferred loan fees		57		27
Debt fair value adjustment		43		42
Other		32		36
Total		340		293
Net deferred tax assets before valuation allowance		554		514
Valuation allowance		(37)		(37)
Net deferred tax assets	$	517	$	477

The gross deferred tax liabilities are expected to reverse in time, and projected taxable income is expected to be sufficient to create positive taxable income, which will allow for the realization of all of our gross federal deferred tax assets and a portion of the state deferred tax assets.

At December 31, 2024, we had state net operating loss carryforwards of $789 million compared to $601 million at December 31, 2023. The state net operating loss carryforwards mostly expire between 2035 and 2045, except for some states which conform to the federal rules for indefinite carryforward. We had a valuation allowance on our gross state deferred tax assets, net of deferred federal tax benefit, of $29 million and $27 million at December 31, 2024 and 2023, respectively. The total valuation allowance was established based on management's determination that the deferred tax assets are more likely than not to not be realized.

15. Leases and Contingencies

LEASES

Our operating leases primarily consist of leased office space, automobiles, and information technology equipment and have remaining lease terms of one to nine years.

Our operating right-of-use asset and lease liability balances were $152 million and $162 million, respectively, at December 31, 2024 and $165 million and $173 million, respectively, at December 31, 2023.

At December 31, 2024, maturities of lease liabilities, excluding leases on a month-to-month basis, were as follows:

(dollars in millions)	Operating Leases
2025	$ 63
2026	51
2027	37
2028	19
2029	9
2030	3
Thereafter	3
Total lease payments	185
Imputed interest	(23)
Total	$ 162
Weighted Average Remaining Lease Term	3.56
Weighted Average Discount Rate	4.67 %

Operating lease cost and variable lease cost, which are recorded in Other operating expenses in our consolidated statements of operations, were as follows:

(dollars in millions) Years Ended December 31,	2024	2023	2022
Operating lease cost	$ 69	$ 63	$ 58
Variable lease cost	16	15	14
Total	$ 85	$ 78	$ 72

Our sublease income was immaterial for the years ended December 31, 2024, 2023, and 2022.

LEGAL CONTINGENCIES

In the normal course of business, we have been named, from time to time, as defendants in various legal actions, including arbitrations, class actions, and other litigation arising in connection with our activities. Some of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. While we will continue to evaluate legal actions to determine whether a loss is reasonably possible or probable and is reasonably estimable, there can be no assurance that material losses will not be incurred from pending, threatened or future litigation, investigations, examinations, or other claims.

We contest liability and/or the amount of damages, as appropriate, in each pending matter. Where available information indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and we can reasonably estimate the amount of that loss, we accrue the estimated loss by a charge to income. In many actions, however, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to estimate the amount of any loss. In addition, even where loss is reasonably possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal actions, we cannot reasonably estimate such losses, particularly for actions that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the actions in question, before a loss or additional loss or range of loss or range of additional loss can be reasonably estimated for any given action.

For certain other legal actions, we can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but do not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on our consolidated financial statements as a whole.

16. Retirement Benefit Plans

The Company sponsors various retirement benefit plans to eligible employees of the Company.

DEFINED CONTRIBUTION PLANS

OneMain 401(k) Plan

The OneMain 401(k) Plan (the "401(k) Plan") provided for a 100% Company matching on the first 4% of the salary reduction contributions of the U.S. employees for 2024, 2023, and 2022. The salaries and benefits expense associated with this plan was $19 million in 2024, 2023, and 2022.

In addition, the Company may make a discretionary profit sharing contribution to the 401(k) Plan. The Company has full discretion to determine whether to make such a contribution, and the amount of such contribution. In no event, however, will the discretionary profit sharing contribution exceed 4% of annual pay. The Company did not make any discretionary profit sharing contributions to the 401(k) Plan in 2024, 2023, or 2022.

OneMain Nonqualified Deferred Compensation Plan

The OneMain Holdings, Inc. Nonqualified Deferred Compensation Plan (the "NQDC Plan") provides certain eligible employees with the option to defer receipt of some or all of their annual cash incentives and some of their base salaries earned on or after January 1, 2022. Employer contributions are not permitted under the NQDC Plan and employee contributions are fully vested at all times. Distributions of participant accounts are made following a participant's separation of service, death, disability, unforeseeable emergency or as of a future payment date specified by the participant. The NQDC Plan assets and related obligation were immaterial as of December 31, 2024, 2023, and 2022.

Investment income or loss earned by the NQDC Plan is recorded as Other revenues - other in our consolidated statements of operations. The investment income or loss also represents an increase or decrease in the future payout to the participants with an offset recorded as Salaries and benefits in our consolidated statements of operations. The net effect of investment income or loss and the related salaries and benefits expense or benefit has no impact on our net income.

DEFINED BENEFIT PLANS

Springleaf Financial Services Retirement Plan

The Springleaf Financial Services Retirement Plan (the "Springleaf Retirement Plan") is a qualified non-contributory defined benefit plan, which is subject to the provisions of Employee Retirement Income Security Act of 1974 ("ERISA"). Effective December 31, 2012, the Springleaf Retirement Plan was frozen with respect to both benefits accrual and new participation. U.S. salaried employees who were employed by a participating company, had attained age 21, and completed twelve months of continuous service were eligible to participate in the plan. Employees generally vested after 5 years of service. Prior to January 1, 2013, unreduced benefits were paid to retirees at normal retirement (age 65) and were based upon a percentage of final average compensation multiplied by years of credited service, up to 44 years. Our current and former employees will not lose any vested benefits in the Springleaf Retirement Plan that accrued prior to January 1, 2013.

CommoLoCo Retirement Plan

The CommoLoCo Retirement Plan is a qualified non-contributory defined benefit plan, which is subject to the provisions of ERISA and the Puerto Rico tax code. Effective December 31, 2012, the CommoLoCo Retirement Plan was frozen. Puerto Rican residents employed by CommoLoCo, Inc., our Puerto Rican subsidiary, who had attained age 21 and completed one year of service, were eligible to participate in the plan. Our former employees in Puerto Rico will not lose any vested benefits in the CommoLoCo Retirement Plan that accrued prior to January 1, 2013.

Unfunded Defined Benefit Plans

We sponsor unfunded defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by our other retirement plans. These include: (i) the Springleaf Financial Services Excess Retirement Income Plan (the "Excess Retirement Income Plan"), which provides a benefit equal to the reduction in benefits payable to certain employees under our qualified retirement plan as a result of federal tax limitations on compensation and benefits payable; and (ii) the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. Benefits under the Excess Retirement Income Plan were frozen as of December 31, 2012, and benefits under the SERP were frozen at the end of August 2004.

OBLIGATIONS AND FUNDED STATUS

The following table presents the funded status of the defined benefit pension plans. The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation.

(dollars in millions)

At or for the Years Ended December 31,		2024		2023		2022
Projected benefit obligation, beginning of period	$	277	$	275	$	374
Interest cost		12		13		8
Actuarial loss (gain) (a)		(19)		5		(91)
Benefits paid:						
Plan assets		(16)		(16)		(16)
Projected benefit obligation, end of period (b)		254		277		275
Fair value of plan assets, beginning of period		283		278		383
Actual return on plan assets, net of expenses		1		20		(90)
Company contributions		2		1		1
Benefits paid:						
Plan assets		(16)		(16)		(16)
Fair value of plan assets, end of period (b)		270		283		278
Funded status, end of period	$	16	$	6	$	3
Net plan assets recognized in our consolidated balance sheets (b)	$	16	$	6	$	3
Pretax net loss recognized in Accumulated other comprehensive loss	$	(3)	$	(9)	$	(10)

(a) For the years ended December 31, 2024, 2023, and 2022, the actuarial gains or losses were due to year-over-year fluctuations in discount rates used to calculate the present value of benefit obligations for the defined benefit plans. Adoption of updated mortality assumptions had additional impacts on calculation of gains or losses.

(b) Includes one overfunded benefit plan with net plan assets recognized in Other assets in our consolidated balance sheets of $25 million, $17 million, and $14 million at December 31, 2024, 2023, and 2022, respectively, and three underfunded benefit plans with net projected benefit obligations recognized in Other liabilities in our consolidated balance sheets of $9 million, $11 million, and $11 million at December 31, 2024, 2023, and 2022, respectively.

The following table presents the components of net periodic benefit cost recognized in income and other amounts recognized in Accumulated other comprehensive income or loss with respect to the defined benefit pension plans:

(dollars in millions)

Years Ended December 31,		2024		2023		2022
Components of net periodic benefit cost:						
Interest cost	$	12	$	13	$	8
Expected return on assets		(15)		(15)		(13)
Net periodic benefit cost		(3)		(2)		(5)
Other changes in plan assets and projected benefit obligation recognized in other comprehensive income or loss:						
Net actuarial (gain) loss		(6)		—		12
Total recognized in other comprehensive income		(6)		—		12
Total recognized in net periodic benefit cost and other comprehensive income	$	(9)	$	(2)	$	7

Assumptions

The following table summarizes the weighted average assumptions used to determine the projected benefit obligations and the net periodic benefit costs:

December 31,	2024	2023
Projected benefit obligation:		
Discount rate	5.44 %	4.76 %
Net periodic benefit costs:		
Discount rate	4.70 %	4.96 %
Expected long-term rate of return on plan assets	5.53 %	5.54 %

Discount Rate Methodology

The projected benefit cash flows were discounted using the spot rates derived from the unadjusted FTSE Pension Discount Curve at December 31, 2024 and 2023, and an equivalent weighted average discount rate was derived that resulted in the same liability.

Investment Strategy

The investment strategy with respect to assets relating to our pension plans is designed to achieve investment returns that will (i) provide for the benefit obligations of the plans over the long term; (ii) limit the risk of short-term funding shortfalls; and (iii) maintain liquidity sufficient to address cash needs. Accordingly, the asset allocation strategy is designed to maximize the investment rate of return while managing various risk factors, including but not limited to, volatility relative to the benefit obligations, diversification and concentration, and the risk and rewards profile indigenous to each asset class.

Allocation of Plan Assets

The long-term strategic asset allocation is reviewed and revised annually. The plans' assets are monitored by our Retirement Plans Committee and the investment managers, which can entail allocating the plans' assets among approved asset classes within pre-approved ranges permitted by the strategic allocation.

At December 31, 2024, the actual asset allocation for the primary asset classes was 96% in fixed income securities and 4% in equity securities. The 2025 target asset allocation for the primary asset classes is 95% in fixed income securities and 5% in equity securities. The actual allocation may differ from the target allocation at any particular point in time.

The expected long-term rate of return for the plans was 5.5% for the Springleaf Retirement Plan and 6.5% for the CommoLoCo Retirement Plan for 2024. The expected rate of return is an aggregation of expected returns within each asset class category. The expected asset return and any contributions made by the Company together are expected to maintain the plans' ability to meet all required benefit obligations. The expected asset return with respect to each asset class was developed based on a building block approach that considers historical returns, current market conditions, asset volatility and the expectations for future market returns. While the assessment of the expected rate of return is long-term, and thus, not expected to change annually, significant changes in investment strategy or economic conditions may warrant such a change.

Expected Cash Flows

The expected future benefit payments, net of participants' contributions, of our defined benefit pension plans at December 31, 2024 are as follows:

(dollars in millions)	Expected Future Benefit Payments
2025	$ 17
2026	17
2027	17
2028	17
2029	17
2030-2034	88

FAIR VALUE MEASUREMENTS — PLAN ASSETS

The inputs and methodology used in determining the fair value of the plan assets are consistent with those used to measure our assets. See Note 2 for a discussion of the accounting policies related to fair value measurements, which includes the valuation process and the inputs used to develop our fair value measurements.

The following table presents information about our plan assets measured at fair value and indicates the fair value hierarchy based on the levels of inputs we utilized to determine such fair value:

(dollars in millions)	Level 1		Level 2		Level 3		Total	
December 31, 2024								
Assets:								
Cash and cash equivalents	$	3	$	—	$	—	$	3
Equity securities:								
U.S. (a)		1		—		—		1
International (b)		1		—		—		1
Fixed income securities:								
U.S. investment grade (c)		7		178		—		185
U.S. high yield (d)		—		1		—		1
Total	$	12	$	179	$	—	$	191
Investments measured at NAV (e)								79
Total investments at fair value							$	270
December 31, 2023								
Assets:								
Cash and cash equivalents	$	1	$	—	$	—	$	1
Equity securities:								
U.S. (a)		1		—		—		1
International (b)		1		—		—		1
Fixed income securities:								
U.S. investment grade (c)		10		186		—		196
U.S. high yield (d)		—		3		—		3
Total	$	13	$	189	$	—	$	202
Investments measured at NAV (e)								81
Total investments at fair value							$	283

(a) Includes mutual funds that track common market indexes such as the S&P 500, as well as other indexes comprised of investments in small and large cap companies.
(b) Includes mutual funds that track common market indexes comprised of investments in companies in emerging and developed markets.
(c) Includes mutual funds and collective investment trusts invested in U.S. and non-U.S. government issued bonds, U.S. government agency or sponsored agency bonds, and investment grade corporate bonds.
(d) Includes mutual funds and collective investment trusts invested in securities or debt obligations that have a rating below investment grade.
(e) We have elected the practical expedient to exclude certain investments that were measured at net asset value ("NAV") per share (or equivalent) from the fair value hierarchy.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. Based on our investment strategy, we have no significant concentrations of risks.

17. Share-Based Compensation

ONEMAIN HOLDINGS, INC. AMENDED 2013 OMNIBUS INCENTIVE PLAN

In 2013, OMH adopted the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan (the "Omnibus Plan"). As of December 31, 2024, 11,634,257 shares of common stock were reserved for issuance under the Omnibus Plan. The amount of shares reserved is adjusted annually at the beginning of the year by a number of shares equal to the excess of 10% of the number of outstanding shares on the last day of the previous fiscal year over the number of shares reserved and available for issuance as of the last day of the previous fiscal year. The Omnibus Plan allows for issuance of stock options, RSUs, restricted stock awards, stock appreciation rights, and other stock-based awards and cash awards.

Total share-based compensation expense, net of forfeitures, for all equity-based awards totaled $28 million, $34 million, and $29 million during 2024, 2023, and 2022, respectively. The total income tax benefit recognized for stock-based compensation was $6 million, $9 million, and $7 million in 2024, 2023, and 2022, respectively. As of December 31, 2024, there was total unrecognized compensation expense of $27 million related to unvested stock-based awards that are expected to be recognized over a weighted average period of approximately two years.

Service-based Awards

OMH has granted service-based RSUs to certain non-employee directors, executives, and employees. The RSUs are granted with varying service terms of one year to five years and do not provide the holders with any rights as shareholders, except with respect to dividend equivalents. The grant date fair value for RSUs is generally the closing market price of OMH's common stock on the date of the award.

Expense for service-based awards is amortized on a straight-line basis over the vesting period, based on the number of awards that are ultimately expected to vest. The weighted-average grant date fair value of service-based awards issued in 2024, 2023, and 2022, was $46.92, $42.09, and $50.43, respectively. The total fair value of service-based awards that vested during 2024, 2023, and 2022 was $24 million, $21 million, and $18 million, respectively.

The following table summarizes the service-based stock activity and related information for the Omnibus Plan for 2024:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Term (in Years)
Unvested as of January 1, 2024	**970,096**	**$ 46.10**	
Granted	**476,500**	**46.92**	
Vested	**(514,100)**	**47.61**	
Forfeited	**(53,350)**	**45.90**	
Unvested at December 31, 2024	**879,146**	**45.69**	**1.59**

Performance-based Awards

During 2024, 2023 and 2022, OMH awarded certain executives performance-based awards that may be earned based on the financial performance of OMH or the market performance of OMH's common stock. These awards are subject to the achievement of performance goals during either a cumulative three-year period or up to a seven-year period. The awards are considered earned after the attainment of the performance goal, which can occur during or after the performance period when results have been evaluated and approved by the Compensation Committee, and vest according to their certain terms and conditions.

The fair value for performance-based awards is typically based on the closing market price of OMH's stock on the date of the award. For performance-based awards with market conditions, the fair value is measured on the grant date using an option-pricing model.

Expense for performance-based awards is typically recognized over the requisite service period when it is probable that the performance goals will be achieved and is based on the total number of units expected to vest. Expense for awards with graded vesting is recognized under the accelerated method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period. If minimum targets are not achieved by the end of the respective performance periods, all unvested shares related to those targets will be forfeited and canceled, and all expense recognized to that date is reversed. Expense for performance-based awards with market conditions is recognized over the requisite service period, which represents the period over which the market condition is expected to be satisfied.

The weighted average grant date fair value of performance-based awards issued in 2024, 2023, and 2022 was $49.68, $44.69, and $50.34, respectively. The total fair value of performance-based awards that vested was immaterial during 2024, 2023, and 2022.

The following table summarizes the performance-based stock activity and related information for the Omnibus Plan for 2024:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Term (in Years)
Unvested as of January 1, 2024	1,054,979	$ 42.44	
Granted	142,282	49.68	
Vested	—	—	
Forfeited	(254,638)	47.68	
Unvested at December 31, 2024	942,623	42.12	1.76

OTHER STOCK-BASED PLANS

Cash-settled Stock-based Awards

OMH has previously granted cash-settled stock-based awards to certain executives. These awards were granted with vesting conditions relating to the trading price of OMH's common stock and certain other terms and conditions. The awards provided for the right to accrue cash dividend equivalents. The grant date fair value of the cash-settled stock-based awards was zero because the satisfaction of the required event-based performance conditions was not considered probable as of the grant dates.

No vesting conditions were satisfied during 2024, 2023, or 2022 related to these awards. The remaining unvested awards expired during 2024. Additional salaries and benefits expense related to the unvested cash-settled stock-based awards was immaterial during 2024, 2023 and 2022.

Employee Stock Purchase Plan

The OneMain Employee Stock Purchase Plan ("ESP Plan") provides certain eligible employees the opportunity to purchase shares of common stock at a discount. The ESP Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and as such is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Board and stockholders of OMH approved and authorized 1,000,000 shares for issuance under the ESP Plan and became effective January 1, 2022. The Company issued 78,694 shares, 81,389 shares and 80,470 shares of treasury stock associated with the ESP Plan in 2024, 2023, and 2022, respectively. The Company's expense associated with the ESP Plan is recorded in Salaries and benefits on our consolidated statements of operations and was immaterial during 2024, 2023, and 2022.

18. Segment Information

At December 31, 2024, 2023, and 2022, Consumer and Insurance ("C&I") was our only reportable segment. The remaining components (which we refer to as "Other") consist of our liquidating SpringCastle Portfolio servicing activity and our non-originating legacy operations, which primarily include our liquidating real estate loans.

The accounting policies of the C&I segment are the same as those disclosed in Note 2, except as described below.

We report the operating results of C&I and Other using the Segment Accounting Basis, which (i) reflects our allocation methodologies for interest expense and operating costs, and (ii) excludes the impact of applying purchase accounting.

We allocate revenues and expenses on a Segment Accounting Basis to the C&I segment and Other using the following methodologies:

Interest income	Directly correlated to C&I segment and Other.
Interest expense	*C&I and Other* - The Company has secured and unsecured debt. The Company first allocates interest expense to its C&I segment based on actual expense for secured debt. Interest expense for unsecured debt is recorded to the C&I segment using a weighted average interest rate applied to allocated average unsecured debt. Total average unsecured debt is allocated as follows: • *Other* - at 100% of asset base. (Asset base represents the average net finance receivables including finance receivables held for sale); and • *C&I* - receives remainder of unallocated average debt.
Provision for finance receivable losses	Directly correlated to the C&I segment.
Other revenues	Directly correlated to the C&I segment and Other.
Other expenses	*Salaries and benefits* - Directly correlated to C&I segment and Other. Other salaries and benefits not directly correlated with the C&I segment and Other are allocated based on services provided. *Other operating expenses* - Directly correlated to the C&I segment and Other. Other operating expenses not directly correlated to the C&I segment and Other are allocated based on services provided. *Insurance policy benefits and claims* - Directly correlated to the C&I segment. *Acquisition-related transaction and integration expenses* - Directly correlated to the C&I segment and consist primarily of: (i) acquisition-related transaction and integration costs related to the Foursight Acquisition, including legal and other professional fees and (ii) software termination costs.

The "Segment to GAAP Adjustment" column in the following tables primarily consists of:

- *Interest income* - reverses the impact of premiums/discounts on certain purchased finance receivables and the interest income recognition under guidance in ASC 310-20, *Nonrefundable Fees and Other Costs,* and reestablishes interest income recognition on a historical cost basis;

- *Interest expense* - reverses the impact of premiums/discounts on acquired long-term debt and reestablishes interest expense recognition on a historical cost basis;

- *Provision for finance receivable losses* - reverses the impact of providing an allowance for finance receivable losses upon acquisition and reestablishes the allowance on a historical cost basis; and

- *Other expenses* - reestablishes expenses on a historical cost basis by reversing the impact of amortization from acquired intangible assets, including amortization of other historical deferred costs and the amortization of purchased software assets on a historical cost basis.

The assets in the "Segment to GAAP Adjustment" column primarily represent goodwill and intangible assets acquired.

We have identified the following significant segment expenses: Interest expense, Provision for finance receivable losses, Salaries and benefits expense, Other operating expenses, and Insurance policy benefits and claims expense. Based on our identified significant segment expenses, there are no other segment items.

Our chief operating decision maker ("CODM") is our Chief Executive Officer ("CEO"). The CODM uses Income (loss) before income tax expense (benefit) to assess the performance of the C&I segment, allocate resources, and make strategic operating decisions.

The following tables present information about C&I and Other, as well as reconciliations to the consolidated financial statement amounts.

(dollars in millions)	Consumer and Insurance		Other		Segment to GAAP Adjustment		Consolidated Total	
At or for the Year Ended December 31, 2024								
Interest income	$	4,965	$	3	$	25	$	4,993
Interest expense		1,181		1		3		1,185
Provision for finance receivable losses		1,981		—		59		2,040
Net interest income after provision for finance receivable losses		1,803		2		(37)		1,768
Other revenues		689		7		(1)		695
Salaries and benefits		875		4		—		879
Other operating expenses		721		6		1		728
Insurance policy benefits and claims		189		—		—		189
Income (loss) before income tax expense (benefit)	$	707	$	(1)	$	(39)	$	667
Assets	$	24,774	$	12	$	1,124	$	25,910
At or for the Year Ended December 31, 2023								
Interest income	$	4,559	$	4	$	1	$	4,564
Interest expense		1,015		2		2		1,019
Provision for finance receivable losses		1,721		—		—		1,721
Net interest income after provision for finance receivable losses		1,823		2		(1)		1,824
Other revenues		727		8		—		735
Salaries and benefits		848		7		—		855
Other operating expenses		668		9		(2)		675
Insurance policy benefits and claims		189		—		—		189
Income (loss) before income tax expense (benefit)	$	845	$	(6)	$	1	$	840
Assets	$	23,056	$	20	$	1,218	$	24,294
At or for the Year Ended December 31, 2022								
Interest income	$	4,429	$	5	$	1	$	4,435
Interest expense		886		3		3		892
Provision for finance receivables losses		1,399		—		3		1,402
Net interest income after provision for finance receivable losses		2,144		2		(5)		2,141
Other revenues		618		12		(1)		629
Salaries and benefits		829		7		—		836
Other operating expenses		606		7		8		621
Insurance policy benefits and claims		158		—		—		158
Income (loss) before income tax expense (benefit)	$	1,169	$	—	$	(14)	$	1,155
Assets	$	20,491	$	35	$	2,011	$	22,537

19. Fair Value Measurements

The fair value of a financial instrument is the expected amount that would be received if an asset were to be sold or the expected amount that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is listed on an exchange, traded over-the-counter, or is new to the market and not yet established, the characteristics specific to the transaction, and general market conditions. See Note 2 for a discussion of the accounting policies related to fair value measurements, which includes the valuation process and the inputs used to develop our fair value measurements.

The following table presents the carrying amounts and estimated fair values of our financial instruments and indicates the level in the fair value hierarchy of the estimated fair value measurement based on the observability of the inputs used:

(dollars in millions)	Fair Value Measurements Using			Total Fair Value	Total Carrying Value
	Level 1	Level 2	Level 3		
December 31, 2024					
Assets					
Cash and cash equivalents	$ 453	$ 5	$ —	$ 458	$ 458
Investment securities	54	1,550	3	1,607	1,607
Net finance receivables, less allowance for finance receivable losses	—	—	22,904	22,904	20,849
Restricted cash and restricted cash equivalents	677	7	—	684	684
Other assets *	—	—	36	36	23
Liabilities					
Long-term debt	$ —	$ 21,531	$ —	$ 21,531	$ 21,438
December 31, 2023					
Assets					
Cash and cash equivalents	$ 1,014	$ —	$ —	$ 1,014	$ 1,014
Investment securities	54	1,662	3	1,719	1,719
Net finance receivables, less allowance for finance receivable losses	—	—	20,490	20,490	18,869
Restricted cash and restricted cash equivalents	534	—	—	534	534
Other assets *	—	—	40	40	29
Liabilities					
Long-term debt	$ —	$ 19,457	$ —	$ 19,457	$ 19,813

---

* Other assets at December 31, 2024 and 2023 primarily consists of finance receivables held for sale.

FAIR VALUE MEASUREMENTS — RECURRING BASIS

The following tables present information about our assets measured at fair value on a recurring basis and indicates the fair value hierarchy based on the levels of inputs we utilized to determine such fair value:

(dollars in millions)	Fair Value Measurements Using			Total Carried At Fair Value
	Level 1	Level 2	Level 3	
December 31, 2024				
Assets				
Cash equivalents in mutual funds	$ 55	$ —	$ —	$ 55
Cash equivalents in securities	—	5	—	5
Investment securities:				
Available-for-sale securities				
U.S. government and government sponsored entities	—	12	—	12
Obligations of states, municipalities, and political subdivisions	—	61	—	61
Commercial paper	—	9	—	9
Non-U.S. government and government sponsored entities	—	155	—	155
Corporate debt	6	1,014	1	1,021
RMBS	—	184	—	184
CMBS	—	27	—	27
CDO/ABS	—	70	—	70
Total available-for-sale securities	6	1,532	1	1,539
Other securities				
Bonds:				
Corporate debt	—	4	—	4
CDO/ABS	—	14	—	14
Total bonds	—	18	—	18
Preferred stock	13	—	—	13
Common stock	35	—	2	37
Total other securities	48	18	2	68
Total investment securities	54	1,550	3	1,607
Restricted cash equivalents in mutual funds	672	—	—	672
Restricted cash equivalents in securities	—	7	—	7
Total	$ 781	$ 1,562	$ 3	$ 2,346

(dollars in millions)	Fair Value Measurements Using			Total Carried At Fair Value
	Level 1	Level 2	Level 3	
December 31, 2023				
Assets				
Cash equivalents in mutual funds	$ 97	$ —	$ —	$ 97
Investment securities:				
Available-for-sale securities				
U.S. government and government sponsored entities	—	17	—	17
Obligations of states, municipalities, and political subdivisions	—	66	—	66
Commercial paper	—	14	—	14
Non-U.S. government and government sponsored entities	—	167	—	167
Corporate debt	6	1,078	1	1,085
RMBS	—	180	—	180
CMBS	—	33	—	33
CDO/ABS	—	85	—	85
Total available-for-sale securities	6	1,640	1	1,647
Other securities				
Bonds:				
Corporate debt	—	4	—	4
CDO/ABS	—	18	—	18
Total bonds	—	22	—	22
Preferred stock	16	—	—	16
Common stock	32	—	2	34
Total other securities	48	22	2	72
Total investment securities	54	1,662	3	1,719
Restricted cash equivalents in mutual funds	525	—	—	525
Total	$ 676	$ 1,662	$ 3	$ 2,341

Due to the insignificant activity within the Level 3 assets during the years ended December 31, 2024 and 2023, we have omitted the additional disclosures relating to the changes in Level 3 assets measured at fair value on a recurring basis and the quantitative information about Level 3 unobservable inputs.

FAIR VALUE MEASUREMENTS — NON-RECURRING BASIS

We measure the fair value of certain assets on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Net impairment charges recorded on assets measured at fair value on a non-recurring basis were immaterial during the years ended December 31, 2024 and 2023.

FAIR VALUE MEASUREMENTS — VALUATION METHODOLOGIES AND ASSUMPTIONS

We use the following methods and assumptions to estimate fair value.

Cash and Cash Equivalents

Cash equivalents in mutual funds include positions in money market funds with weighted average maturity within three months. Money market funds are reported at their current carrying value, which approximates fair value due to the short-term nature of these instruments and are categorized as Level 1 within the fair value table.

Cash equivalents in securities includes highly liquid investments with a maturity within three months of purchase. The carrying amount of these cash equivalents approximates fair value due to the short time between the purchase and expected maturity of these securities. Cash equivalents in securities are categorized as Level 2 within the fair value table.

Restricted Cash and Restricted Cash Equivalents

The carrying amount of restricted cash and restricted cash equivalents approximates fair value.

Investment Securities

We utilize third-party valuation service providers to measure the fair value of our investment securities, which are classified as available-for-sale or other securities and consist primarily of bonds. Whenever available, we obtain quoted prices in active markets for identical assets at the balance sheet date to measure investment securities at fair value. We generally obtain market price data from exchange or dealer markets.

We estimate the fair value of fixed maturity investment securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations and a matrix pricing methodology, or discounted cash flow analyses. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, composite ratings, bid-ask spreads, prepayment rates and other relevant factors. For fixed maturity investment securities that are not traded in active markets or that are subject to transfer restrictions, we adjust the valuations to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

The fair value of certain investment securities is based on the amortized cost, which is assumed to approximate fair value.

Finance Receivables

The fair value of net finance receivables, less allowance for finance receivable losses, is primarily determined using discounted cash flow methodologies. The application of these methodologies requires us to make certain judgments and estimates based on our perception of market participant views related to the economic and competitive environment, the characteristics of our finance receivables, and other similar factors. The most significant judgments and estimates relate to prepayment speeds, default rates, loss severity, and discount rates. The degree of judgment and estimation applied is significant in light of the current capital markets and, more broadly, economic environments. Therefore, the fair value of our finance receivables may not be realized in an actual sale. Additionally, there may be inherent limitations in the valuation methodologies we employed, and changes in the underlying assumptions used could significantly affect the results of current or future values.

Long-term Debt

We either receive fair value measurements of our long-term debt from market participants and pricing services or we estimate the fair values of long-term debt using projected cash flows discounted at the market-observable implicit-credit spread rates at each balance sheet date.

We estimate the fair values associated with variable rate private secured term funding facilities, revolving conduit facilities, and credit card revolving VFN facilities to be equal to par.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

CONTROLS AND PROCEDURES OF ONEMAIN HOLDINGS, INC.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information OMH is required to disclose in reports that OMH files or submits under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2024, OMH carried out an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. This evaluation was conducted under the supervision of, and with the participation of OMH's management, including the Chief Executive Officer and the Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that OMH's disclosure controls and procedures were effective as of December 31, 2024 to provide the reasonable assurance described above.

Management's Report on Internal Control over Financial Reporting

OMH's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and has conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2024, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control - Integrated Framework" (2013). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on this evaluation, OMH's management concluded that OMH's internal control over financial reporting was effective as of December 31, 2024.

On April 1, 2024, we completed the Foursight Acquisition. Foursight is a wholly-owned subsidiary whose assets and revenues represent 4% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024. The scope of our assessment of our internal control over financial reporting does not include Foursight. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from our scope up to one year from acquisition. We will continue to evaluate the effectiveness of internal controls over financial reporting as we complete the integration of Foursight, and will make changes to our internal control framework, as necessary.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements as of December 31, 2024 included in this Annual Report on Form 10-K, has also audited the effectiveness of OMH's internal control over financial reporting as of December 31, 2024. The Report of Independent Registered Public Accounting Firm is included in Item 8 of this report.

Changes in Internal Control over Financial Reporting

There were no changes in OMH's internal control over financial reporting during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, OMH's internal control over financial reporting.

CONTROLS AND PROCEDURES OF ONEMAIN FINANCE CORPORATION

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information OMFC is required to disclose in reports that OMFC files or submits under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2024, OMFC carried out an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. This evaluation was conducted under the supervision of, and with the participation of OMFC's management, including the Chief Executive Officer and the Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that OMFC's disclosure controls and procedures were effective as of December 31, 2024 to provide the reasonable assurance described above.

Management's Report on Internal Control over Financial Reporting

OMFC's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and has conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2024, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control - Integrated Framework" (2013). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on this evaluation, OMFC's management concluded that OMFC's internal control over financial reporting was effective as of December 31, 2024.

On April 1, 2024, we completed the Foursight Acquisition. Foursight is a wholly-owned subsidiary whose assets and revenues represent 4% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024. The scope of our assessment of our internal control over financial reporting does not include Foursight. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from our scope up to one year from acquisition. We will continue to evaluate the effectiveness of internal controls over financial reporting as we complete the integration of Foursight, and will make changes to our internal control framework, as necessary.

Changes in Internal Control over Financial Reporting

There were no changes in OMFC's internal control over financial reporting during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, OMFC's internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Arrangements

During the quarter ended December 31, 2024, the Company's directors and Section 16 reporting officers adopted the following stock trading plans, each of which was designed to comply with Rule 10b5-1(c) under the Exchange Act:

On November 14, 2024, Douglas H. Shulman, Chairman, President and Chief Executive Officer, entered into a stock trading plan under which he may sell up to 105,000 shares of common stock over a period of time ending on November 14, 2025.

On December 13, 2024, Micah R. Conrad, Executive Vice President and Chief Operating Officer, entered into a stock trading plan under which he may sell up to 10,000 shares of common stock over a period of time ending on December 13, 2025.

Other than as described above, during the quarter ended December 31, 2024, none of the Company's directors or Section 16 reporting officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 with respect to executive officers is incorporated by reference to the information presented in the section captioned "Executive Officers" in OMH's definitive proxy statement for the 2025 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days of OMH's fiscal year-end (the "Proxy Statement").

Information required by Item 10 for matters other than executive officers is incorporated by reference to the information presented in the sections captioned "Board of Directors," "Proposal 1: Election of Directors," "Corporate Governance" and "Security Ownership of Certain Beneficial Owners and Management - "Delinquent Section 16(a) Reports" in the Proxy Statement.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to the information presented in the sections captioned "Board of Directors - Committees of the Board of Directors" and "Executive Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 is incorporated by reference to the information presented in the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation - Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is incorporated by reference to the information presented in the sections captioned "Certain Relationships and Related Party Transactions" and "Board of Directors" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 is incorporated by reference to the information presented in the section captioned "Audit Function" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) **The following consolidated financial statements of OneMain Holdings, Inc. and OneMain Finance Corporation and their subsidiaries are included in Part II - Item 8:**

Consolidated Balance Sheets, December 31, 2024 and 2023

Consolidated Statements of Operations, years ended December 31, 2024, 2023, and 2022

Consolidated Statements of Comprehensive Income, years ended December 31, 2024, 2023, and 2022

Consolidated Statements of Shareholders' Equity, years ended December 31, 2024, 2023, and 2022

Consolidated Statements of Cash Flows, years ended December 31, 2024, 2023, and 2022

Notes to the Consolidated Financial Statements

(2) **Financial Statement Schedules:**

All other schedules have been omitted because they are either not required or inapplicable.

(3) **Exhibits:**

Exhibits are listed in the Exhibit Index below.

(b) **Exhibits**

The exhibits required to be included in this portion of Part IV - Item 15(b) are listed in the Exhibit Index to this report.

Item 16. Form 10-K Summary.

None.

Exhibit Index

Exhibit	
3.1	Restated Certificate of Incorporation of OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.) Incorporated by reference to Exhibit 3.1 to OMH's Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed on November 12, 2013 (File No. 001-36129).
3.2	Amendment to Restated Certificate of Incorporation of OneMain Holdings, Inc. Incorporated by reference to Exhibit 3.1 to OMH's Current Report on Form 8-K filed on November 17, 2015.
3.3	Amended and Restated Articles of Incorporation of OneMain Finance Corporation (formerly Springleaf Finance Corporation), as amended to date. Incorporated by reference to Exhibit 3a. to Springleaf Finance Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 30, 2011 (File No. 001-06155).
3.4	Amended and Restated Bylaws of OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.). Incorporated by reference to Exhibit 3.1 to OMH's Current Report on Form 8-K filed on June 15, 2023.
3.5	Amended and Restated By-laws of OneMain Finance Corporation (formerly Springleaf Finance Corporation). Incorporated by reference to Exhibit 3b. to Springleaf Finance Corporation's Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 30, 2011 (File No. 001-06155).

Certain instruments defining the rights of holders of long-term debt securities of the Company are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.

4.1	Junior Subordinated Indenture, dated as of January 22, 2007, from OneMain Finance Corporation (formerly Springleaf Finance Corporation) to Deutsche Bank Trust Company Americas, as Trustee. Incorporated by reference to Exhibit 4.2 to OneMain Finance Corporation's (File No. 1-06155) Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 21, 2017.
4.2	Indenture, dated as of December 3, 2014, by OneMain Finance Corporation (formerly Springleaf Finance Corporation), OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.), as Guarantor, and Wilmington Trust, National Association. Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on December 3, 2014.
4.2.1	Sixth Supplemental Indenture, dated as of May 11, 2018, by and among OneMain Finance Corporation (formerly Springleaf Finance Corporation), OneMain Holdings, Inc., as Guarantor, and Wilmington Trust, National Association as Trustee (including the form of 7.125% Senior Notes due 2026 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on May 11, 2018.
4.2.2	Eighth Supplemental Indenture, dated as of May 9, 2019, by and among OneMain Finance Corporation (formerly Springleaf Finance Corporation), OneMain Holdings, Inc., as Guarantor, and Wilmington Trust, National Association as Trustee (including the form of 6.625% Senior Notes due 2028 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K on May 9, 2019.
4.2.3	Ninth Supplemental Indenture, dated as of November 7, 2019, by and among OneMain Finance Corporation (formerly Springleaf Finance Corporation), OneMain Holdings, Inc., as Guarantor, and Wilmington Trust, National Association as Trustee (including the form of 5.375% Senior Notes due 2029 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K on November 7, 2019.
4.2.4	Eleventh Supplemental Indenture, dated as of December 17,2020, by and among OneMain Finance Corporation, OneMain Holdings, Inc., as Guarantor, and Wilmington Trust, National Association as Trustee (including form of 4.00% Senior Notes due 2030 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K on December 17, 2020.
4.2.5	Twelfth Supplemental Indenture, dated as of June 22, 2021, by and among OneMain Finance Corporation, OneMain Holdings, Inc., as Guarantor, and Wilmington Trust, National Association as Trustee (including form of 3.500% Senior Notes due 2027 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K on June 22, 2021.
4.2.6	Thirteenth Supplemental Indenture, dated as of August 11, 2021, by and among OneMain Finance Corporation, OneMain Holdings, Inc., as Guarantor, and Wilmington Trust, National Association as Trustee (including form of 3.875% Senior Notes due 2028 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K on August 11, 2021.
4.2.7	Fourteenth Supplemental Indenture, dated as of June 20, 2023, among OneMain Finance Corporation, OneMain Holdings, Inc., Wilmington Trust, National Association and HSBC Bank USA, National Association. Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K on June 21, 2023.

4.2.8	Fifteenth Supplemental Indenture, dated as of June 22, 2023 among OneMain Finance Corporation, OneMain Holdings, Inc. and HSBC Bank USA, National Association, as series trustee (including the form of 9.000% Senior Notes due 2029 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K on June 22, 2023.
4.2.9	Sixteenth Supplemental Indenture, dated as of December 13, 2023, among OneMain Finance Corporation, OneMain Holdings, Inc. and HSBC Bank USA, National Association, as series trustee (including the form of the 7.875% Senior Notes due 2030 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K on December 13, 2023.
4.2.10	Seventeenth Supplemental Indenture, dated as of May 22, 2024, among OneMain Finance Corporation, OneMain Holdings, Inc. and HSBC Bank USA, National Association, as series trustee (including the form of the 7.500% Senior Notes due 2031 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to OMH's Current Report on Form 8-K filed on May 22, 2024
4.2.11	Eighteenth Supplemental Indenture, dated as of August 19, 2024, among OneMain Finance Corporation, OneMain Holdings, Inc. and HSBC Bank USA, National Association, as series trustee (including the form of the 7.125% Senior Notes due 2031 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to OMH's Current Report on Form 8-K filed on August 19, 2024
4.2.12	Nineteenth Supplemental Indenture, dated as of November 4, 2024, among OneMain Finance Corporation, OneMain Holdings, Inc. and HSBC Bank USA, National Association, as series trustee (including the form of the 6.625% Senior Notes due 2029 included therein as Exhibit A). Incorporated by reference to Exhibit 4.2 to OMH's Current Report on Form 8-K filed on November 4. 2024
4.5	Description of the registrant's securities registered pursuant to section 12 of the Securities Exchange Act of 1934. Incorporated by reference to Exhibit 4.5 to OMH's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 14, 2020.
10.1	Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.2 to OMH's Current Report on Form 8-K filed on June 25, 2018.
10.2*	OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.2 to OMH's Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 9, 2021.
10.2.1*	OneMain Holdings, Inc. Amended and Restated Annual Leadership Incentive Plan, effective retroactively to January 1, 2016. Incorporated by reference to Exhibit 10.16 to OMH's Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 29, 2016.
10.2.2*	Form of Restricted Stock Award Agreement under the OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.) 2013 Omnibus Incentive Plan (Employees). Incorporated by reference as Exhibit 10.1 to OMH's Quarterly Report on Form 10-Q for the period ended March 31, 2016, filed on May 6, 2016.
10.2.3*	Form of Restricted Stock Award Agreement under the OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.) 2013 Omnibus Incentive Plan (Non-Employee Directors). Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to OMH's Form S-1 filed on October 1, 2013.
10.2.4*	Form of Restricted Stock Unit Award Agreement under the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan (Non-Employee Directors). Incorporated by reference to Exhibit 10.2.4 to our Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 9, 2021.
10.2.5*	Form of Restricted Stock Unit Award Agreement under the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan (Employees). Incorporated by reference to Exhibit 10.2.5 to our Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 9, 2021.
10.2.5.1*	Form of Restricted Stock Unit Award Agreement under the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan (Employees). Incorporated by reference to Exhibit 10.2.5.1 to our Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 9, 2021.
10.2.6*	Form of Restricted Stock Unit Award Agreement under the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan (Executive Team), effective for grants on or after July 16, 2021. Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed on October 21, 2021.
10.2.7*	Form of Performance-Based Restricted Stock Unit Award Agreement under the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan, effective for grants on or after January 20, 2023. Incorporated by reference to Exhibit 10.2.7 to our Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 10, 2023.

10.2.8*   Form of Cash-Settled Stock-Based Award Agreement under the OneMain Holdings, Inc. Amended and Restated 2013 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.4 to OMH's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed on November 1, 2019.

10.2.8.1*   Form of Amendment Number 1 to Cash-Settled Stock-Based Award Agreement under the OneMain Holdings, Inc. Amended 2013 Omnibus Incentive Plan (for executive officers other than the Chief Executive Officer). Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed on October 21, 2021.

10.3*   Amendment to Springleaf Finance, Inc. Excess Retirement Income Plan, effective as of December 19, 2012. Incorporated by reference to Exhibit 10.5 to Springleaf Finance Corporation's (File No. 1-06155) Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 19, 2013.

10.4*   OneMain Holdings, Inc. Nonqualified Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to OMH's Current Report on Form 8-K filed on October 18, 2021.

10.5*   OneMain Holdings, Inc. Nonqualified Deferred Compensation Plan Adoption Agreement. Incorporated by reference to Exhibit 10.2 to OMH's Current Report on Form 8-K filed on October 18, 2021.

10.7*   Employment Agreement, dated as of July 10, 2018, among OneMain Holdings, Inc., OneMain General Services Corporation and Douglas H. Shulman. Incorporated by reference to Exhibit 10.1 to OMH's Current Report on Form 8-K filed on July 13, 2018.

10.7.1*   Amended and Restated Cash-Settled Option Award Agreement under the Amended and Restated 2013 Omnibus Incentive Plan, dated as of July 26, 2019, by and between OneMain Holdings, Inc. and Douglas H. Shulman. Incorporated by reference to Exhibit 10.5 to OMH's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed on November 1, 2019.

10.7.1.1*   Amendment Number 1 to Amended and Restated Cash-Settled Option Award Agreement (Chief Executive Officer). Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed on October 21, 2021.

10.8   Amended and Restated Stockholders Agreement dated as of June 25, 2018 between OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.) and OMH Holdings, L.P. Incorporated by reference to Exhibit 10.1 to OMH's Current Report on Form 8-K filed on June 25, 2018.

10.8.1   Joinder Agreement dated December 16, 2019 to the Amended and Restated Stockholders Agreement dated as of June 25, 2018 between OneMain Holdings, Inc. and OMH Holdings, L.P. by OMH (ML), L.P. and V-OMH (ML) II, L.P. Incorporated by reference to Exhibit 10.8.1 to OMH's Annual Report on Form 10-K filed on February 14, 2020.

10.8.2   Joinder Agreement dated October 14, 2021 to the Amended and Restated Stockholders Agreement dated as of June 25, 2018 between OneMain Holdings, Inc., OMH Holdings, L.P. and Uniform InvestCo GP LLC, Incorporated by reference to Exhibit 10.8.2 to OMH's Annual Report on Form 10-K filed on February 11, 2022.

10.10   Guaranty, dated as of December 30, 2013, by OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.) in respect of Springleaf Finance Corporation's 60-year junior subordinated debentures. Incorporated by reference to Exhibit 10.5 to OMH's Current Report on Form 8-K filed on January 3, 2014 (File No. 001-36129).

10.11   Trust Guaranty, dated as of December 30, 2013, by OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.) in respect of Springleaf Finance Corporation's trust preferred securities. Incorporated by reference to Exhibit 10.6 to OMH's Current Report on Form 8-K filed on January 3, 2014 (File No. 001-36129).

10.17   OneMain Holdings, Inc. (formerly Springleaf Holdings, Inc.) Executive Severance Plan, effective as of March 16, 2015, and form of Severance Agreement and General Release. Incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 16, 2015.

19   Insider Trading Policy and Procedures

21.1   Subsidiaries of OneMain Holdings, Inc. and OneMain Finance Corporation

23.1   Consent of PricewaterhouseCoopers LLP relating to financial statements of OneMain Holdings, Inc.

23.2   Consent of PricewaterhouseCoopers LLP relating to financial statements of OneMain Finance Corporation

31.1   Rule 13a-14(a)/15d-14(a) Certifications of the President and Chief Executive Officer of OneMain Holdings, Inc.

31.2   Rule 13a-14(a)/15d-14(a) Certifications of the Executive Vice President and Chief Financial Officer of OneMain Holdings, Inc.

Exhibit	
31.3	Rule 13a-14(a)/15d-14(a) Certifications of the President and Chief Executive Officer of OneMain Finance Corporation
31.4	Rule 13a-14(a)/15d-14(a) Certifications of the Executive Vice President and Chief Financial Officer of OneMain Finance Corporation
32.1	Section 1350 Certifications of OneMain Holdings, Inc.
32.2	Section 1350 Certifications of OneMain Finance Corporation
97	Policy Relating to Recovery of Erroneously Awarded Compensation. Incorporated by reference to Exhibit 97 to OMH's Annual Report on Form 10-K filed on February 13, 2024
101	Interactive data files pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Shareholder's Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File in Inline XBRL format (Included in Exhibit 101).

---

* Management contract or compensatory plan or arrangement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 7, 2025.


ONEMAIN HOLDINGS, INC.

(Registrant)


By: /s/ Jeannette E. Osterhout

Jeannette E. Osterhout

Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 7, 2025.

/s/ Douglas H. Shulman	/s/ Valerie Soranno Keating
Douglas H. Shulman	Valerie Soranno Keating
(President, Chief Executive Officer, Chairman of the Board, and Director — Principal Executive Officer)	(Director)
/s/ Jeannette E. Osterhout	/s/ Richard A. Smith
Jeannette E. Osterhout	Richard A. Smith
(Executive Vice President and Chief Financial Officer — Principal Financial Officer)	(Director)
/s/ Michael A. Hedlund	/s/ Phyllis R. Caldwell
Michael A. Hedlund	Phyllis R. Caldwell
(Senior Vice President and Group Controller — Principal Accounting Officer)	(Director)
/s/ Roy A. Guthrie	/s/ Philip L. Bronner
Roy A. Guthrie	Philip L. Bronner
(Director)	(Director)
/s/ Toos N. Daruvala	
Toos N. Daruvala	
(Director)	

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 7, 2025.

ONEMAIN FINANCE CORPORATION
(Registrant)

By: /s/ Matthew W. Vaughan

Matthew W. Vaughan

Vice President - Senior Managing Director and
Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 7, 2025.

/s/ Jeannette E. Osterhout

Jeannette E. Osterhout

(President, Chief Executive Officer, and Director —
Principal Executive Officer)

/s/ Matthew W. Vaughan

Matthew W. Vaughan

(Vice President - Senior Managing Director, Chief Financial Officer, and Director — Principal Financial Officer)

/s/ Micah R. Conrad

Micah R. Conrad

(Executive Vice President, Chief Operating Officer, and Director)

/s/ Michael A. Hedlund

Michael A. Hedlund

(Senior Vice President and Group Controller —
Principal Accounting Officer)

Exhibit 21.1

Subsidiaries of OneMain Holdings, Inc. *	Jurisdiction of Incorporation
AGFC Capital Trust I	Delaware
American Health and Life Insurance Company	Texas
Chicago River Funding, LLC	Delaware
Columbia River Funding, LLC	Delaware
CommoLoCo, Inc.	Puerto Rico
CREDITHRIFT of Puerto Rico, Inc.	Puerto Rico
Foursight Capital Automobile Receivables Trust 2021-1	Delaware
Foursight Capital Automobile Receivables Trust 2021-2	Delaware
Foursight Capital Automobile Receivables Trust 2022-1	Delaware
Foursight Capital Automobile Receivables Trust 2022-2	Delaware
Foursight Capital Automobile Receivables Trust 2023-1	Delaware
Foursight Capital Automobile Receivables Trust 2023-2	Delaware
Foursight Capital Automobile Receivables Trust 2024-1	Delaware
Foursight Capital LLC	Utah
Foursight Funding LLC	Delaware
Foursight Funding II LLC	Delaware
Foursight Funding III LLC	Delaware
Foursight Funding IV LLC	Delaware
Foursight Receivables LLC	Delaware
Hubbard River Funding, LLC	Delaware
Hudson River Funding, LLC	Delaware
MorEquity, Inc.	Nevada
Mystic River Funding, LLC	Delaware
New River Funding, LLC	Delaware
New River Funding Trust	Delaware
OMF Services, LLC	Delaware
OneMain Alliance, LLC	Texas
OneMain Assurance Services, LLC	Texas
OneMain Consumer Loan, Inc.	Delaware
OneMain Direct Auto Funding, LLC	Delaware
OneMain Direct Auto Receivables Trust 2019-1	Delaware
OneMain Direct Auto Receivables Trust 2021-1	Delaware
OneMain Direct Auto Receivables Trust 2022-1	Delaware
OneMain Direct Auto Receivables Trust 2023-1	Delaware
OneMain Financial Auto Funding I, LLC	Delaware
OneMain Financial CC Transferor, LLC	Delaware
OneMain Financial Credit Card Trust	Delaware
OneMain Financial (HI), Inc.	Hawaii
OneMain Financial Funding III, LLC	Delaware
OneMain Financial Funding VII, LLC	Delaware
OneMain Financial Funding VIII, LLC	Delaware
OneMain Financial Funding IX, LLC	Delaware
OneMain Financial Funding X, LLC	Delaware
OneMain Financial Funding XI, LLC	Delaware
OneMain Financial Funding XII, LLC	Delaware

Subsidiaries of OneMain Holdings, Inc. *	Jurisdiction of Incorporation
OneMain Financial Group, LLC	Delaware
OneMain Financial Holdings, LLC	Delaware
OneMain Financial Insurance Agency of Florida, LLC	Florida
OneMain Financial Insurance Agency of Washington, LLC	Washington
OneMain Financial Issuance Trust 2018-2	Delaware
OneMain Financial Issuance Trust 2019-A	Delaware
OneMain Financial Issuance Trust 2019-2	Delaware
OneMain Financial Issuance Trust 2020-2	Delaware
OneMain Financial Issuance Trust 2021-1	Delaware
OneMain Financial Issuance Trust 2022-S1	Delaware
OneMain Financial Issuance Trust 2022-2	Delaware
OneMain Financial Issuance Trust 2022-3	Delaware
OneMain Financial Issuance Trust 2023-1	Delaware
OneMain Financial Issuance Trust 2023-2	Delaware
OneMain Financial Issuance Trust 2024-1	Delaware
OneMain Financial of Minnesota, Inc.	Minnesota
OneMain Financial, Inc.	West Virginia
OneMain Financial Term Funding I, LLC	Delaware
OneMain Foursight Auto I, LLC	Delaware
OneMain Foursight Auto II, LLC	Delaware
OneMain Foursight Auto III, LLC	Delaware
OneMain General Services Corporation	Delaware
OneMain Mortgage Services, Inc.	Delaware
OneMain Trim, LLC	Delaware
River Thames Funding, LLC	Delaware
Second Street Funding Corporation	Delaware
Seine River Funding, LLC	Delaware
Sixth Street Funding LLC	Delaware
SpringCastle Holdings, LLC	Delaware
Springleaf Acquisition Corporation	Delaware
Springleaf Asset Holding II, Inc.	Delaware
Springleaf Asset Holding, Inc.	Delaware
Springleaf Branch Holding Company	Delaware
Springleaf Consumer Loan Holding Company	Delaware
Springleaf Consumer Loan of Pennsylvania, Inc.	Pennsylvania
Springleaf Consumer Loan of West Virginia, Inc.	West Virginia
Springleaf Depositor LLC	Delaware
Springleaf Documentation Services, Inc.	California
Springleaf Finance Commercial Corp.	Indiana
Springleaf Financial Asset Holdings, LLC	Delaware
Springleaf Financial Cash Services, Inc.	Delaware
Springleaf Financial Center Thrift Company	California
Springleaf Financial Funding Company	Delaware
Springleaf Financial Funding Company II	Delaware
Springleaf Financial Funding II Holding Company	Delaware
Springleaf Funding I, LLC	Delaware

Subsidiaries of OneMain Holdings, Inc. *	Jurisdiction of Incorporation
Springleaf Funding II, LLC	Delaware
Springleaf Mortgage Holding Company	Delaware
Springleaf Properties, Inc.	Indiana
St. Lawrence River Funding, LLC	Delaware
Thayer Brook Funding, LLC	Delaware
Third Street Funding LLC	Delaware
Triton Insurance Company	Texas
Wilmington Finance, Inc.	Delaware

* OneMain Finance Corporation is a wholly owned direct subsidiary of OneMain Holdings, Inc.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-274956) and S-8 (No. 333-261417) of OneMain Holdings, Inc. of our report dated February 7, 2025 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
February 7, 2025

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-274956-01) of OneMain Finance Corporation of our report dated February 7, 2025 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
February 7, 2025

Exhibit 31.1

Certifications

I, Douglas H. Shulman, President and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of OneMain Holdings, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2025

/s/ Douglas H. Shulman

Douglas H. Shulman

President and Chief Executive Officer

Exhibit 31.2

Certifications

I, Jeannette E. Osterhout, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of OneMain Holdings, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2025

/s/ Jeannette E. Osterhout

Jeannette E. Osterhout

Executive Vice President and Chief Financial Officer

(Duly Authorized Officer and Principal Financial Officer)

Exhibit 31.3

Certifications

I, Jeannette E. Osterhout, President and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of OneMain Finance Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2025

/s/ Jeannette E. Osterhout

Jeannette E. Osterhout

President and Chief Executive Officer

Exhibit 31.4

Certifications

I, Matthew W. Vaughan, Vice President - Senior Managing Director and Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of OneMain Finance Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2025

/s/ Matthew W. Vaughan

Matthew W. Vaughan

Vice President - Senior Managing Director and Chief Financial Officer

(Duly Authorized Officer and Principal Financial Officer)

Exhibit 32.1

Certifications

In connection with the Annual Report on Form 10-K for the year ended December 31, 2024 of OneMain Holdings, Inc. (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of Douglas H. Shulman, President and Chief Executive Officer of the Company, and Jeannette E. Osterhout, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Douglas H. Shulman

Douglas H. Shulman

President and Chief Executive Officer

/s/ Jeannette E. Osterhout

Jeannette E. Osterhout

Executive Vice President and Chief Financial Officer

Date: February 7, 2025

Exhibit 32.2

Certifications

In connection with the Annual Report on Form 10-K for the year ended December 31, 2024 of OneMain Finance Corporation (the "Company") as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of Jeannette E. Osterhout, President and Chief Executive Officer of the Company, and Matthew W. Vaughan, Vice President - Senior Managing Director and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jeannette E. Osterhout

Jeannette E. Osterhout

President and Chief Executive Officer

/s/ Matthew W. Vaughan

Matthew W. Vaughan

Vice President - Senior Managing Director and
Chief Financial Officer

Date: February 7, 2025

CORPORATE INFORMATION

BOARD OF DIRECTORS AND DIRECTOR NOMINEES

Douglas H. Shulman
Chairman of the Board and Chief Executive Officer

Roy A. Guthrie
Lead Independent Director

Philip L. Bronner
Director

Phyllis R. Caldwell
Director

Toos N. Daruvala
Director

Christopher A. Halmy
Nominee

Valerie Soranno Keating*
Director

Andrew D. Macdonald
Director

Richard A. Smith
Director

* Not standing for reelection at the
  2025 Annual Meeting of Stockholders

Stock Transfer Agent Information

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
Phone: 800-468-9716
helpAST@equiniti.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
2121 North Pearl Street Suite 2000
Dallas, TX 75201

OneMain Investor Relations

575 5th Avenue, 27th Floor
New York, NY 10017
Phone: 212-359-2432
http://investor.onemainfinancial.com

Stock Listing

The company's common stock is traded on the New York Stock Exchange under the symbol OMF.

Annual Meeting

2025 Annual Meeting of Stockholders
Tuesday, June 10, 9:30 a.m. Central Time
at our corporate offices located at
601 NW Second Street
Evansville, Indiana 47708

Investor Information

The Company's Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Principal Executive and Senior Financial Officers, Board committee charters and other investor information may be accessed via the Internet at http://investor.onemainfinancial.com and are also available, free of charge, upon request directly to the company as follows: OneMain Holdings, Inc. 601 NW Second Street Evansville, IN 47708 Attention: Corporate Secretary, Legal Department

OneMain Financial®

Better Borrowing. Brighter Future.

ONEMAIN HOLDINGS, INC. / 601 NW Second Street / Evansville, IN 47708